ATENTO LUXCO 1

Fixed Rate Notes due 2025

Purchase Agreement

(Junior Notes)

30 June 2023

To: Each person set out in Schedule 1

Ladies and Gentlemen:

ATENTO LUXCO 1, a public limited liability company (*société anonyme*) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B170329 (the "Company"), hereby agrees, subject to the terms and conditions stated herein:

(a) on the Initial Issue Date (as defined below), to issue to the purchasers set forth on the signature pages hereto and named in Schedule 1 (*Information Relating to the Original Note Purchasers*) hereto, or in their NPA Accession Agreement (as applicable) (each such person, and each other person that becomes an Additional Note Purchaser, an "**Original Note Purchaser**") and, together with each person who, from time to time becomes a holder of a Note in accordance with the Note Documents, the "**Note Purchasers**") its fixed rate notes due 2025 in an original principal amount equal to the amount of Initial Notes set forth in Schedule 1 (*Information Relating to the Original Note Purchasers*) opposite the name of each such Note Purchaser and up to the aggregate amount set out therein (the "Initial Notes"); and

(b) on any Additional Issue Date (as defined below), to issue to Additional Note Purchasers (as defined below) additional fixed rate notes due 2025 in such aggregate amounts as shall be determined in accordance with the terms and conditions of this Agreement ("Delayed Draw Notes" and together with the Initial Notes, the "Notes").

The Notes will be subscribed by Original Note Purchasers which are beneficial owners of 2026 Notes or are an SSRCF Lender or a Swap Provider and in exchange for cancellation of their Participating Creditor Debt in respect of the 2026 Notes (or transfer of the same to the Issuer or a nominee of the Issuer), SSCRF Liabilities and/or Swap Liabilities on the Initial Issue Date or the Additional Issue Date (as applicable) to the extent of their purchases of, or commitments to purchase, New Money 2025 Notes on such date such that their respective Debt is exchanged at the Note Roll Up Ratio (or as may otherwise be determined in accordance with this Agreement).

The Notes will initially be guaranteed (the "Guarantee" and, together with the Notes, the "Securities") on the Initial Issue Date by the entities listed on Schedule 2 (*Guarantors*) hereto (together with the Company, the "Guarantors").

The Notes will be subject to the Terms and Conditions attached as Schedule 3 (*Terms and Conditions of the Notes*) hereto (the "Conditions").

The Note Purchasers, by their execution of this Agreement or acceptance of a transfer or assignment of a Note in accordance with the Conditions or accession to this Agreement, appoint GLAS

Trust Company LLC (the "Agent") as its (and each other Note Party's) agent in respect of the Notes and the Conditions.

To secure the Company's obligations under the Notes, certain members of the Group, on or prior to the Initial Issue Date, will enter into the Transaction Security Documents in favour of GLAS Trust Corporation Limited as the security agent (the "Security Agent"). The Security Agent will hold the Transaction Security for the benefit of the Note Purchasers subject to the terms of the Intercreditor Agreement.

For the avoidance of doubt, the Notes are issued as a separate series from, and shall not be fungible with, the Existing 2025 Notes or the New Money Notes.

Capitalised terms used but not otherwise defined herein have the meanings set forth in the Conditions or in the Restructuring Support Agreement.

As used in this Agreement, the terms "you" and "your" refer to the Original Note Purchasers or the Note Purchasers as the context requires.

The Notes have been offered to the Original Note Purchasers without being registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), in reliance upon exemptions therefrom. Pursuant to the terms of the Notes, the Original Note Purchasers may only resell or otherwise transfer such Notes pursuant to the exemptions from the registration requirements of the Securities Act promulgated by the U.S. Securities and Exchange Commission (the "Commission").

1. Representations and Warranties of the Company and the Obligors. The Company and, subject to paragraph 1(bb), each Obligor hereby represent and warrants to, and agrees with, the Note Purchasers that:

(a) Status

(i) It and each member of the Group is a public limited liability company, limited partnership, a company with limited liability, a corporation, a general partnership or other entity duly incorporated (or, as the case may be, organised or established) and validly existing under the law of its jurisdiction of incorporation (or, as the case may be, organisation or establishment).

(ii) It and each member of the Group has the power to own its assets and carry on its business as it is being conducted save to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect.

(b) Binding obligations

(i) Subject to the Legal Reservations and Perfection Requirements:

(A) the obligations expressed to be assumed by it in each Note Document to which it is a party are legal, valid, binding and enforceable obligations; and

(B) (without limiting the generality of paragraph (A) above), upon completion of the relevant Perfection Requirements, each Transaction Security Document to which it is a party will create the security interests which that Transaction Security Document purports to create and those security interests will be valid and effective.

(c) Non-conflict with other obligations

(i) The entry into and performance by it of, and the transactions contemplated by, the Note Documents to which it is a party do not and will not (subject to the Legal Reservations and Perfection Requirements) conflict with:

(A) any law or regulation applicable to it to the extent or in a manner that such conflict gives rise to a Material Adverse Effect;

(B) the constitutional documents of any member of the Group; or

(C) any agreement or instrument binding upon it or any member of the Group or any of its or any member of the Group's assets or constitute a default or termination event (however described) under any such agreement or instrument, in each case, to the extent or in a manner that such conflict gives rise to a Material Adverse Effect, and with respect to the 2026 Indenture and the SSRCF Agreement, whether or not it has a Material Adverse Effect.

(d) Power and authority

(i) It has (or will have on the relevant date(s)) the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Note Documents to which it is or will be a party and the transactions contemplated by those Note Documents.

(ii) No limit on its powers will be exceeded as a result of the borrowing, grant of security or giving of guarantees or indemnities contemplated by the Note Documents to which it is a party.

(e) Validity and admissibility in evidence

(i) All Authorisations required:

(A) to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Note Documents to which it is a party; and

(B) (subject to the Legal Reservations and Perfection Requirements and any notarization, legalisation, translation or registration requirements) to make the Note Documents to which it is a party admissible in evidence in its Relevant Jurisdictions,

have been (or will by the required date be) obtained or effected and are (or will by the required date be) in full force and effect.

(ii) All Authorisations necessary for the conduct of the business, trade and ordinary activities of members of the Group have been obtained or effected and are in full force and effect if failure to obtain or effect those Authorisations has or could reasonably be expected to have a Material Adverse Effect.

(f) Governing law and enforcement

(i) Subject to Legal Reservations and Perfection Requirements:

(A) the choice of governing law of the Note Documents, to which it is a party, will be recognised and enforced in its Relevant Jurisdictions; and

(B) any judgment obtained in relation to a Note Document, to which it is a party, in the jurisdiction of the governing law of that Note Document will be recognised and enforced in its Relevant Jurisdictions.

(g) Insolvency

(i) None of the circumstances set out in paragraphs (d) and (e) of Section 1 of Schedule 5 (*Events of Default*) of the Conditions applicable to it or any member of the Group have, in each case, subject to the thresholds and exceptions set out in such Sections and the other provisions of such Sections have arisen or (to the best of its knowledge and belief) been threatened against it or any member of the Group, and, in each case, excluding such actions, proceedings, steps or process which have been discharged, revoked or otherwise lapsed.

(h) No default

(i) Save as specified in Schedule 10 (*Disclosed Events*) to the Conditions, no Event of Default (and, when this representation is made on the date of this Agreement and the Initial Issue Date, no Default) has occurred and is continuing or is reasonably likely to result from the issuance of the Notes or the entry into or the performance of any Note Document.

(ii) Save as specified in Schedule 10 (*Disclosed Events*) to the Conditions, no other event or circumstance is outstanding which constitutes (or which would, with the expiry of a grace period or the giving of notice under the relevant document, or any combination of any of the foregoing, would constitute) a default or termination event (however described) under any other agreement or instrument which is binding on it or any of its Restricted Subsidiaries or to which its (or any of its Restricted Subsidiaries') assets are subject, in each case, which has or could reasonably be expected to have a Material Adverse Effect or with respect to the 2026 Notes or the SSRCF Agreement, whether or not it could have a Material Adverse Effect.

(i) Taxation

(i) Neither it nor any Obligor is materially overdue in the filing of any Tax returns (taking into account any extension or grace period) and neither it nor any Obligor is overdue in the payment of any amount in respect of Tax (taking into account any extension or grace period) unless the failure to pay the Tax would not reasonably be expected to result in liabilities in excess of $4,000,000.

(ii) No claims are being asserted against it (or any Obligor) with respect to Taxes which are likely to be determined adversely to it (or an Obligor) and which, if so adversely determined, would reasonably be expected to result in liabilities in excess of $450,000.

(iii) The Company is resident for Tax purposes only in Luxembourg.

(j) No misleading information

(i) Save as disclosed in writing to the Agent and the Original Note Purchasers prior to the date on which these representations are made in accordance with paragraph (bb), all material written factual information provided by it to a Note Party specifically related to the Securities and the property and assets securing the Notes under the Transaction Security Documents in connection with this Agreement and

the transactions contemplated by the Note Documents, the Restructuring Term Sheet and/or the Restructuring Support Agreement was true and accurate in all material respects (taken as a whole) as at the date it was provided and is not misleading in any material respect.

(k) No proceedings pending or threatened

(i) No litigation, arbitration or administrative proceedings or investigations of, or before, any court, arbitral body or agency which, are reasonably likely to be adversely determined, and which if so adversely determined have or could reasonably be expected to result in liabilities in excess of $1,500,000 have (to the best of its knowledge and belief (having made due and careful enquiry)) been started or threatened against it, any Obligor or their assets.

(l) No breach of laws

(i) It has not (and no Obligor has) breached any law or regulation which breach has or could reasonably be expected to have a Material Adverse Effect.

(m) Security and Financial Indebtedness

(i) No Security or Quasi-Security exists over all or any of the present or future assets of any member of the Group other than as permitted by this Agreement (including the Conditions).

(ii) No member of the Group has any Financial Indebtedness outstanding other than as permitted by this Agreement (including the Conditions).

(n) Ranking

(i) Subject to the Legal Reservations and Perfection Requirements, the Transaction Security has or will have the ranking in priority which it is expressed to have in the Transaction Security Documents and it is not subject to any prior ranking or *pari passu* ranking Security, other than as stated in the respective Transaction Security Document or any other Note Documents (including the Intercreditor Agreement).

(ii) Its payment obligations under the Note Documents rank at least *pari passu* with the claims of all of its other unsecured and unsubordinated creditors except for obligations mandatorily preferred by law applying to companies generally.

(o) Good title to assets

(i) It and each Obligor has a good title to, or valid leases or licences of, or otherwise has all appropriate Authorisations to use, the assets necessary to carry on its business as presently conducted to the extent to do so has or could reasonably be expected to have a Material Adverse Effect.

(p) Legal and beneficial ownership, no charges

(i) It (or each Obligor, as applicable) is the sole legal and beneficial owner of the respective assets over which it purports to grant Transaction Security, which are free from Security other than the Transaction Security and customary rights of counterparties and account banks under the agreement or similar terms and conditions governing the relevant asset.

(q) Intellectual Property

(i) It and each member of the Group:

(A) is the sole legal and beneficial owner of or has licensed to it or are otherwise entitled to use all the Intellectual Property which is material in the context of its business and which is required by it in order to carry on its business as it is being conducted save where failure to do so could not reasonably be expected to have a Material Adverse Effect;

(B) so far as it is aware, does not, in carrying on its businesses, infringe any Intellectual Property of any third party in any respect which has or could reasonably be expected to have a Material Adverse Effect; and

(C) has taken all formal or procedural actions (including payment of fees) required to maintain any material Intellectual Property owned by it such where failure to do so could not reasonably be expected to have a Material Adverse Effect.

(r) Centre of main interests and establishments

(i) For the purposes of the Regulation, its centre of main interest (as that term is used in Article 3(1) of the Regulation) is situated in its jurisdiction of incorporation and it has no "establishment" (as that term is used in Article 2(h) of the Regulation) in any other jurisdiction.

(s) Investment Companies

(i) No Obligor is registered, is required to register, and after giving effect to the issuance of the Securities and application of proceeds therefrom would be required to register, as an "investment company" under the U.S. Investment Company Act of 1940.

(t) Rule 144A and Regulation S Eligibility

(i) On the Initial Issue Date and any Additional Issue Date, the Securities will not be of the same class (within the meaning of Rule 144A under the Securities Act) as securities that are listed on a national securities exchange registered under Section 6 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), or quoted in a U.S. automated inter-dealer quotation system.

(ii) There is no "substantial U.S. market interest" (as defined in Regulation S) in the Company's debt securities (as defined in Rule 902) under the Securities Act.

(u) No Integration

(i) Neither the Company nor any of its affiliates (as defined in Rule 501(b) of Regulation D) has, directly or through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act), that is or will be integrated with the sale of the Securities in a manner that would require registration of the Securities under the Securities Act.

(v) No General Solicitation or Directed Selling Efforts

(i) None of the Company or any of its affiliates or any other person acting on its or their behalf has (i) solicited offers for, or offered or sold, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act or (ii) engaged in any directed selling efforts within the meaning of Regulation S.

(w) Foreign Private Issuer

(i) The Company is a "foreign private issuer" (as such term is defined in the rules and regulations under the Securities Act and Exchange Act).

(x) Securities Law Exemptions

(i) Assuming the accuracy of the representations and warranties of the Original Note Purchasers contained in Section 5 (*Representations and Warranties of the Original Note Purchasers*) and their compliance with their agreements set forth herein, it is not necessary, in connection with the issuance and sale of the Securities to the Original Note Purchasers, to register the Securities under the Securities Act or to qualify any Note Document under the U.S. Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

(y) No Withholding Tax.

(i) All payments to be made by the Issuer or a Luxembourg Guarantor to a Qualifying Note Purchaser under a Note Document and all interest, principal, premium and, if any, additional amounts, paid by the Issuer or a Luxembourg Guarantor, will not be subject to a Tax Deduction.

(z) Stamp Duty.

(i) No stamp, issuance, registration, transfer or other similar taxes or duties are payable by or on behalf of the Note Purchasers in Luxembourg on (i) the creation, issue or delivery by the Issuer of the Notes, (ii) the purchase by the Purchasers of the Notes in the manner contemplated by this Agreement, (iii) the resale and delivery by the Purchasers of the Notes contemplated by this Agreement or (iv) the execution and delivery of this Agreement and the other Note Documents and the consummation of the transactions contemplated hereby and thereby.

(ii) Notwithstanding the above, the registration of the Note Documents (and any document in connection therewith) with the *Administration de l'Enregistrement, des Domaines et de la TVA* in Luxembourg will be required where (i) the Note Documents are physically attached (*annexé(s)*) to a public deed or to any other document subject to mandatory registration or (ii) the Note Documents are lodged with the notary for his records (*déposé au rang des minutes d'un notaire*) in which case either a nominal registration duty or an ad valorem duty will be payable depending on the nature of the document to be registered. These registration duties will equally be payable in the case of voluntary registration of the Note Documents with the *Administration de l'Enregistrement et des Domaines et de la TVA*.

(aa) No "Bad Actor" Disqualification.

(i) The Company has exercised reasonable care to determine whether any Company Covered Person (as defined below) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3),

of Regulation D under the Securities Act ("Disqualification Events"). To the Company's knowledge, no Company Covered Person is subject to a Disqualification Event. The Company has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the Securities Act. For purposes of this paragraph (aa), "**Company Covered Persons**" are those persons specified in Rule 506(d)(1) under the Securities Act except that Company Covered Persons do not include (a) any Note Purchaser, or (b) any person or entity that is deemed to be an affiliated issuer of the Company solely as a result of the relationship between the Company and any Note Purchaser.

(bb) Times when representations made

(i) All the representations and warranties in this Section 1 are made on the date of this Agreement and on the Initial Issue Date and each Additional Issue Date provided that only the Company (and not any other Obligor) shall make the representations and warranties in paragraphs (y) and (z) of this Section 1.

(ii) The representations in this Section 1 are deemed to be made by each Obligor on the first day of each Interest Period.

(iii) All the representations and warranties in this Section 1 except paragraphs (s) to (aa) (inclusive) are deemed to be made by each Additional Obligor and each Original Guarantor (in each case in respect of itself only) on the day on which it becomes (or it is proposed that it becomes) an Additional Obligor or an Original Guarantor (as the case may be).

(iv) Each representation or warranty deemed to be made after the date of this Agreement shall be made by reference to the facts and circumstances existing at the date the representation or warranty is deemed to be made.

(cc) Any references to "affiliate" in this Section 1 will exclude the Note Purchasers and any affiliates of the Note Purchasers other than Holdco and any Subsidiary of Holdco.

2. Subscription and Delivery.

(a) Subject to the terms and conditions herein set forth, the Company agrees to issue the Initial Notes on 30 June 2023 (the "Initial Issue Date") to each Original Note Purchaser identified in Schedule 1 (*Information Relating to the Original Note Purchasers*) and each such Original Note Purchaser, severally and not jointly, agrees to subscribe from the Company the Initial Notes (in the amounts set out opposite their names in Schedule 1).

(b) Subject to the terms and conditions herein set forth, the Company agrees to issue Delayed Draw Notes on the date of such purchase (each an "Additional Issue Date") to each Original Note Purchaser which purchases, or commits to purchase, New Money 2025 Notes on any date after the Initial Issue Date and which is the beneficial owner of 2026 Notes or is an SSRCF Lender or a Swap Provider, and each such Original Note Purchaser, severally and not jointly, agrees to subscribe from the Company those Delayed Draw Notes in such amounts as are determined in accordance with Clause 3 (*Closing*).

(c) The obligations of each Note Purchaser under this Agreement are several. Failure by an Note Purchaser to perform its obligations under this Agreement does not affect the obligations of any other party to this Agreement. No Note Purchaser is responsible for the obligations of any other Note Purchaser under this Agreement.

3. Closing.

(a) Subject to paragraph (b), for every $1.00 of New Money 2025 Notes which the applicable Original Note Purchaser purchases, or commits to purchase, the applicable Original Note Purchaser shall be entitled to participate in the subscription of $1.78911476 (the "**Claim Ratio**") of the Initial Notes (rounded up to the nearest two decimal places) in accordance with this Agreement. The Claim Ratio shall be subject to adjustment after 31 August 2023 as set forth in the Restructuring Support Agreement.

(b) If any Original Note Purchaser is the beneficial owner of 2026 Notes, it shall exchange its claims in respect of such 2026 Notes for the Initial Notes on the Initial Issue Date to the extent of their purchase of, or commitment to purchase, New Money 2025 Notes, such that for every $1.00 of the Initial Notes to be issued to an Original Note Purchaser which is a 2026 Noteholder, such Original Note Purchaser shall transfer $0.96982759 (the "**Note Roll up Ratio**") in principal amount of 2026 Notes (rounded up to the nearest two decimal places) to the following securities account of GLAS Specialist Services Limited, the specific principal amount of 2026 Notes required to be transferred by each such individual Original Note Purchaser being set out opposite its name in the spreadsheet prepared by Rothschild & Co as financial advisor to the Original Note Purchasers and agreed between the parties hereto (the "**Roll up Spreadsheet**"):

GLOBALLA134
GLAS – ATENTO LUXCO 1 TSY ACC
Corporate Body
GLAS – ATENTO LUXCO 1 TREASURY ACCOUNT

(c) The Company shall issue the Initial Notes referred to paragraph (b) above on the Initial Issue Date (and shall procure that the holdings of the Original Note Purchasers in the Initial Notes are recorded in the note register on such date) and the Issuer shall deliver the relevant principal amount of the Initial Notes to each Original Note Purchaser against delivery by such Original Note Purchaser of the relevant principal amount of the 2026 Notes referred to in paragraph (b) above to the securities account referred to above on a free of payment basis, in each case by no later than 5:00 PM (London time) on 3 July 2023.

(d) If any Original Note Purchaser is an SSRCF Lender or a Swap Provider and wishes to exchange their SSCRF Liabilities or Swap Liabilities for Initial Notes to the extent of their purchase of, or commitment to purchase, New Money 2025 Notes, such SSRCF Lender or a Swap Provider shall accede to this Agreement and enter into such further documents and/or take such further action as is necessary so as to effect the cancellation of such part of their related SSCRF Liabilities or Swap Liabilities. Such NPA Accession Agreement shall specify a roll up ratio to be determined in a manner consistent with the Note Roll up Ratio and the Claim Ratio shall apply to the applicable entitlement to participate in accordance with paragraph (a).

(e) In respect of any Delayed Draw Notes, the applicable claim ratio and roll up ratio for such Notes shall be set out in a spreadsheet prepared by one or more of the Note Purchasers or the Company (or its or their advisors), determined in a manner consistent with the Restructuring Support Agreement and approved by the Majority Note Purchasers, and shall take into account any accrued interest on such Delayed Draw Notes .

(f) The Original Note Purchasers will only be obliged to comply with Section 2 (*Exchange and Delivery*) in relation to subscribing for the Initial Notes or any Delayed Draw

Notes, as applicable, if on or before the Initial Issue Date or the applicable Additional Issue Date, as applicable, the Agent (acting on the instructions of the Original Note Purchasers) has received (or the Required Waiving Parties have waived the requirement to receive) all of the documents and other evidence listed in Schedule 5 (*Conditions Precedent*) hereto in form and substance satisfactory to the Agent (on the instructions of the applicable Note Purchasers). The Original Note Purchasers will act reasonably and in good faith in considering whether any requirements of Schedule 5 (or Section 9) are required to be waived in light of the Group's funding requirements and the time expected to be required for such requirements to be satisfied. The Agent shall notify the Company promptly upon being so satisfied.

4. [Reserved].

5. Representations and Warranties of the Original Note Purchasers. Each Original Note Purchaser, individually and not jointly, hereby represents and warrants on the date of this Agreement (or the date of their NPA Accession Agreement, as applicable) and the Initial Issue Date and each Additional Issue Date to, and agrees with the Company and the Obligors that:

(a) Accredited Investor. It is either (i) an accredited investor under Rule 501(a)(1), (2), (3) or (7) under the Securities Act or any entity in which all of the equity owners are such accredited investors (such Original Note Purchaser, an "**Institutional Accredited Investor**"), (ii) otherwise an accredited investor under Rule 501(a) or (iii) it is outside the United States, purchasing the Notes in an offshore transaction, and is not a U.S. person (terms in this clause (iii) have the meanings given them in Regulation S under the Securities Act).

(b) Terms and Conditions. Each Original Note Purchaser acknowledges that its subscription of Notes is subject to and based upon all the terms, conditions, representations, warranties, acknowledgements, agreements and undertakings and other information contained in this Agreement (including the representations and warranties of the Company contained in Section 1 (*Representations and Warranties of the Company*) hereto).

(c) Unregistered Securities. Each Note Purchaser understands that the Securities have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States, that any offer and sale of the Securities to such Note Purchaser is being made in reliance on the exemption from or a transaction not subject to the registration requirements of the Securities Act in a transaction not involving any public offering. Each Note Purchaser represents and warrants that its subscription of the Securities is lawful under the laws of the jurisdiction of its incorporation and the jurisdiction in which it operates (if different), and that such acquisition will not contravene any law, regulation or regulatory policy applicable to it.

(d) Restricted Securities. Each Note Purchaser understands that the Securities may be "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, and each Note Purchaser agrees that, for so long as the Notes are "restricted securities", the Notes will not be offered, sold, taken up, delivered, reoffered, resold, pledged or otherwise transferred except (a) to the Company or any subsidiary thereof, (b) in an offshore transaction in accordance with Regulation S under the Securities Act, (c) in a transaction not involving any general solicitation or general advertising pursuant to Rule 144A, (d) pursuant to Rule 144 under the Securities Act (if available), (e) pursuant to an effective registration statement under the Securities Act or (f) pursuant to any other available exemption from the registration requirements of the Securities Act, and in each case in accordance with any applicable securities laws of the United States and

any state or other jurisdiction of the United States. Each Note Purchaser understands that no representation has been made by the Company as to the availability of any exemption under the Securities Act or any applicable securities laws of any state or other jurisdiction of the United States for the reoffer, resale, pledge or transfer of the Notes. Each Note Purchaser will give to each person to whom it transfers the Notes notice of any restrictions on the transfer of such Notes.

(e) Unrestricted Depositary Facilities. For so long as the Notes are "restricted securities," each Note Purchaser agrees not to deposit the Securities into any unrestricted depositary facility established or maintained by any depositary bank.

(f) Independent Investigation. Each Note Purchaser has made its own independent investigation and appraisal of the business, results, financial condition, prospects, creditworthiness, status and affairs of the Company, Holdco and each subsidiary and, following such investigation and appraisal and the other due diligence that such Note Purchaser deemed necessary and subsequently conducted in connection with the offering of the Securities, such Note Purchaser has made its own investment decision to acquire the Securities. Each Note Purchaser is aware and understands that an investment in the Securities involves a considerable degree of risk and no U.S. federal or state or non-U.S. agency has made any finding or determination as to the fairness for investment or any recommendation or endorsement of any such investment. Each Note Purchaser has consulted with such financial, legal, tax, accounting and other advisors as it deemed necessary and adequate for that purpose.

(g) Investment Purposes. Each Note Purchaser is acquiring the Securities for its own account, for investment purposes, and not with a view to, or for resale in connection with, the distribution thereof, directly or indirectly, in whole or in part, in the United States. Each Note Purchaser confirms that it was not formed for the specific purpose of acquiring the Securities.

(h) Awareness of Offering. Each Note Purchaser confirms that it did not become aware of the offering of the Securities, and the Securities were not offered to such Note Purchaser by means of any directed selling efforts within the meaning of Rule 902(c) of Regulation S under the Securities Act or by means of a general solicitation or general advertisement.

(i) Legend. Each Note Purchaser acknowledges and agrees that each Note issued to a Purchaser that is a U.S. Person (as defined under Regulation S under the Securities Act) will bear a legend substantially to the following effect, unless agreed otherwise with the Company:

"THIS SECURITY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT. IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE ISSUER SUCH CERTIFICATES AND OTHER INFORMATION AS THE ISSUER MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS."

Each Note Purchaser acknowledges and agrees that each Note issued to a Purchaser that is not a U.S. Person (as defined under Regulation S under the Securities Act) will bear a legend substantially to the following effect, unless agreed otherwise with the Company:

"THIS SECURITY (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, AND PRIOR TO THE DATE 40 DAYS AFTER THE ORIGINAL ISSUE DATE HEREOF MAY NOT BE TRANSFERRED TO A U.S. PERSON OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT."

(j) Accuracy. Each Note Purchaser acknowledges that the Company and its affiliates and others will rely upon the truth and accuracy of the acknowledgements, representations, warranties and agreements contained in this Section 5 and agree that if any of the acknowledgements, representations, warranties and agreements made herein and in connection with acquiring the Notes is no longer accurate, such Note Purchaser shall promptly notify the Company. Each Note Purchaser shall be deemed to have repeated such representations, warranties, agreements and acknowledgements as of the Initial Issue Date and each Additional Issue Date.

(k) Consents. Each Note Purchaser and any person acting on its behalf have all necessary consents and authorities to enable them to enter into the transactions contemplated hereby and to perform its obligations in relation thereto. The entrance into the transactions contemplated by this Agreement and the performance of its obligations in relation thereto will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which they are a party or by which they are bound, and will not violate any provisions of the Note Purchaser's charter documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable.

(l) Sophisticated Parties. Each Note Purchaser is financially sophisticated and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits, risks and suitability of the Notes.

(m) Information. Each Note Purchaser understands no disclosure package or offering document will be provided in connection with the issuance of the Notes and the only material disclosed to the Note Purchasers is that information specifically related to the Securities and the property and assets securing the Notes under the Transaction Security Documents. The Company is not, and none if its affiliates, directors, officers, employees, advisors, agents or representatives is making any representation or warranties concerning any other information provided to or otherwise available to the Notes Purchasers in connection with the issuance of the Notes, including any current or projected financial information, except as specifically set forth in this Agreement, and the Note Purchasers are not relying on any such information in entering into the transactions hereunder.

6. Covenants. The Company and the Guarantors jointly and severally agree with the Note Purchasers that:

(a) No Integration. None of the Company, Holdco or any of their respective affiliates (as defined in Rule 501(b) of Regulation D) will, directly or through any agent, sell, offer for sale, solicit offers to buy or otherwise negotiate in respect of, any security (as defined in the Securities Act), that is or will be integrated with the sale of the Securities in a manner that would require registration of the Securities under the Securities Act.

(b) Investment Company. The Company and Holdco will not be or become, at any time prior to the expiration of the later of (i) one year after the Issue Date, and (ii) one year after any Additional Issue Date, an open-end investment company, unit investment trust, closed-end investment company or face-amount certificate company that is or is required to be registered under Section 8 of the Investment Company Act.

(c) Taxes. The Company shall pay, and within three business days of demand, indemnify the Note Purchasers against any cost, loss or liability the Note Purchasers incur in relation to all stamp duty, registration and other similar Taxes payable in respect of any Note Document other than in relation to any transfer, assignment or sub-participation of any Note Purchaser's rights under a Note Document (except where the transfer, assignment or sub-participation is made at the written request of the Company).

(d) Information. Up to and including the Issue Date, the Company will provide the Note Purchasers with all information reasonably required by them in relation to the Group. Any Confidential Information provided in accordance with this paragraph shall be treated in accordance with the terms of Condition 27 (*Confidentiality*).

(e) Clearing System. The Company will provide reasonable assistance to the Note Purchasers in arranging for interests in the Notes to be eligible for and, subject to eligibility shall promptly procure that the Notes are admitted for clearance and settlement through Euroclear Bank SA/NV and Clearstream Banking S.A.

(f) Current Financial Information. While the Notes remain outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Company and each of the Guarantors will, during any period in which the Company is not subject to and in compliance with Section 13 or 15(d) of the Exchange Act, nor exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act, furnish to holds of the Securities and prospective subscribers of the Securities designated by such holders, upon request of such holders or prospective subscribers, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(g) Conditions Subsequent. The Company shall ensure that each requirement of Schedule 7 (*Conditions Subsequent*) is satisfied by no later than the deadline specified in respect of that requirement in Schedule 7 (*Conditions Subsequent*).

7. Agent and Security Agent.

(a) Each Note Purchaser by its execution of this Agreement or which accepts a transfer or assignment of a Note in accordance with Condition 15 or which accedes to this Agreement by executing an NPA Accession Agreement hereby appoints:

(i) The Agent as its (and each other Note Party's) agent in respect of the Notes and the Conditions; and

(ii) The Security Agent as its (and each other Secured Party's) security agent and trustee in respect of the Charged Property,

in accordance with the terms of this Agreement and the Conditions.

(b) Without prejudice of the foregoing:

(i) the Note Purchasers hereby grant a special power of attorney, as broad as necessary (including the express authority to self-contract), to the Security Agent, so that it may execute a collateral agency agreement (*contrato de agencia de garantías*) pursuant to Article 18 of Chilean Law No. 20,190 on behalf of the Note Purchasers. Accordingly, the Security Agent may execute, on behalf of the Note Purchasers, a Chilean public deed or private instrument in order to appoint itself as the Security Agent (*agente de garantías*) of the Note Purchasers in compliance with the formalities set forth in Article 18 of Chilean Law No. 20,190, with the purpose of representing the Note Purchasers in the creation, amendment or extinction of the pledge to be granted under the Security Documents, and in the joint exercise of the rights that arise for the Note Purchasers thereunder. For the avoidance of doubt, the execution of the aforementioned collateral agency agreement may take the form of an amendment to an existing Chilean law local security agency agreement entered into between Atento Chile S.A. and the Security Agent by means of a Chilean public deed dated 15 February 2023;

(ii) each Note Purchaser (other than the Agent) irrevocably grants hereby full powers of attorney to the Agent, and expressly authorises and empowers the Agent, who accepts, so that the Agent (with express faculty of self-contracting (*autocontratación*), sub-empowering or multiple representation), acting through a duly appointed representative, may exercise, in the name and on behalf of the Note Purchasers (with express faculty of self-contracting (*autocontratación*), sub-empowering or multiple representation and even if it involves conflict of interest) the rights, powers, authorities and discretions specifically given to the Agent under or in connection with this Agreement, including but not limited to the following faculties:

(a) to execute in the name of any of the Note Purchasers (whether in its own capacity or as agent of other parties) any Note Document as well as any novation, amendment or ratification to the same and appear before a Spanish notary public and raise into the status of a Spanish Public Document such documents and/or to sign any Spanish Public Document as it deems fit; and

(b) exercise on behalf of the Note Purchasers any duty, right, power, authority or discretion vested in it as Agent pursuant to clause 17 of the Conditions.

The Note Purchasers will empower any successor Agent as per the terms of this Section 7(b)(ii) with respect to the Note Documents. If any Note Purchaser does not have authority to empower the successor Agent, it will hereby undertake to appear jointly with the successor Agent in order to execute and/or carry out any other actions in relation to the relevant Note Document.Each Secured Party hereby authorises the Security Agent to accept as its representative any pledge or other creation of any accessory security right made to such Secured Party in relation to the Note Documents and to act and

execute on its behalf as its representative, subject to the terms of the Note Documents, amendments or releases of, accessions and alterations to, and to carry out similar dealings with regard to any Spanish Security Documents which creates a pledge or any other accessory security right.

The Security Agent is hereby authorised by each of the Secured Parties to execute on behalf of itself and each other Secured Party where relevant without the need for any further referral to, or authority from, any other person, all necessary releases or confirmations of any security created under the Spanish Security Documents in relation to the disposal of any asset which is permitted under the Note Documents or consented or agreed upon in accordance with the Note Documents.

Each Secured Party (other than the Security Agent) irrevocably grants hereby full powers of attorney to the Security Agent, and expressly authorises and empowers the Security Agent, who accepts, so that the Security Agent (with express faculty of self-contracting (*autocontratación*), sub-empowering or multiple representation), acting through a duly appointed representative, may exercise, in the name and on behalf of the Secured Parties (with express faculty of self-contracting (*autocontratación*), sub-empowering or multiple representation and even if it involves conflict of interest) the rights, powers, authorities and discretions specifically given to the Security Agent under or in connection with this Agreement, including but not limited to the following faculties:

(a) to execute in the name of any of the Secured Parties (whether in its own capacity or as agent of other parties) any Note Document as well as any novation, amendment or ratification to the same and appear before a Spanish notary public and raise into the status of a Spanish Public Document such documents and/or to sign any Spanish Public Document as it deems fit;

(b) the acceptance, preparation, execution (including, the granting of any Spanish Public Document that may be necessary or convenient), amendment, assignment, release, extension, ratification, enforcement and delivery of the Spanish Security Documents and the perfection and monitoring of the Spanish Security Documents, including but not limited to, any share pledge, pledge over credit rights, mortgage, assignment or transfer of title for security purposes and revoke irrevocable power of attorney;

(c) to appear before a Spanish notary public and accept any irrevocable powers of attorney granted by the security providers in relation to the Note Documents (including, without limitation, the Spanish Transaction Security), as well as any, amendment, restatement, extension and ratification thereto;

(d) to execute in the name of any of the Secured Parties (whether in their own capacity or as agent of other parties) any novation, amendment, release, extension, or ratification thereto; and

(e) make all statements necessary or appropriate in connection with the previous powers and collect all amounts payable to any Secured Party in respect of any Spanish Security Document in one or more accounts

opened by the Security Agent for such purpose, and the Security Agent shall thereafter distribute any such amounts due to the Secured Parties in accordance with the provisions of this Agreement. If any Secured Party that accedes to this Agreement, does not have authority to empower the Security Agent for the enforcement of the Spanish Security Documents, it hereby undertakes to appear jointly with the Security Agent in order to carry out the enforcement actions set out in the relevant Security Document and it will transfer all amounts obtained in the enforcement to the Security Agent in the terms set out in this Agreement.

The Spanish Security Documents may be granted directly in favour of all Secured Parties and not in favour of the Security Agent as trustee, should this be the case all references to the Security Agent in this Agreement will still apply *mutatis mutandis* but taking into account that the Security Agent will not act as trustee of the Secured Parties but on their behalf pursuant to this power of attorney.

The Secured Parties will empower any successor Security Agent as per the terms of this Section 7(b)(iii) with respect to the Spanish Security Documents. If any Secured Party does not have authority to empower the successor Security Agent, it will hereby undertake to appear jointly with the successor Security Agent in order to carry any actions set out in the relevant Security Document.

8. Expenses.

(a) The Company shall promptly and in any event within ten business days of demand (except as set forth in Section 9) pay the Note Purchasers the amount of all costs and expenses (including legal fees, subject to any pre-agreed fee arrangements) reasonably incurred by any of them in connection with the negotiation, preparation, printing, execution and perfection of:

(i) this Agreement and any other documents referred to in this Agreement and the Transaction Security Documents (but subject to the Security Principles); and

(ii) any other Note Documents executed after the date of this Agreement.

9. Conditions.

(a) The obligations of the Original Note Purchasers to subscribe the Initial Notes on the Initial Issue Date shall be subject to the following conditions (any or all of which may be waived with the consent of the Majority Note Purchasers):

(i) On or before the Initial Issue Date, the Agent has received all of the documents and other evidence listed on Schedule 5 (*Conditions Precedent*) hereto in form and substance satisfactory to the Agent (acting on the instructions of each of the Original Note Purchasers (acting reasonably)).

(ii) Save as disclosed to the Note Purchasers prior to the date of this Agreement, no Default or Event of Default is continuing or would result from the offer, sale, purchase or use of the proceeds of the Initial Notes.

(iii) All the representations and warranties in Section 1 on the Initial Issue Date are true and accurate in all material respects.

(iv) All the representations and warranties in Section 1 on the Additional Issue Date are true and accurate in all material respects.

(b) The obligations of the Company to issue Notes on the Initial Issue Date or an Additional Issue Date shall be subject to the following conditions:

(i) On or before the Initial Issue Date or Additional Issue Date (as applicable) the Company has received from any Note Purchaser that is not an Institutional Accredited Investor, evidence verifying that either (x) it is an accredited investor meeting the requirements of Rule 506(c)(2)(ii)(A)-(C) to the satisfaction of the Company or (y) or it is not a "U.S. person" (as defined in Regulation S under the Securities Act).

(ii) All representations and warranties of such Note Purchaser under Section 5 are true and correct.

10. Survival. The respective indemnities, agreements, representations, warranties and other statements of the Company, Holdco, each member of the Group and the Original Note Purchasers, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement or any certificate delivered pursuant here to shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of an Original Note Purchaser or any controlling person of an Original Note Purchaser, the Company, Holdco, a member of the Group or any officer or director or controlling person of the Company, Holdco or member of the Group, and shall survive delivery of and payment for the Notes.

11. Notice. All statements, requests, notices and agreements hereunder shall be in writing, and if to (i) the Note Purchasers (y) in accordance with the instructions specified in Schedule 1 (*Information Relating to Original Note Purchasers*) (or in their NPA Accession Agreement, as the case may be); with a copy to Hogan Lovells US LLP, 390 Madison Ave, New York, NY 10017 (Attention: Matthew Schernecke; email: matthew.schernecke@hoganlovells.com) and to Hogan Lovells International LLP, Atlantic House, Holborn Viaduct, London EC1A 2FG, United Kingdom (Attention: Alex Kay: alex.kay@hoganlovells.com), and (z) at any time when the Notes are admitted for clearing and settlement in the Clearing Systems, in the customary manner using the procedures of the Clearing Systems, (ii) the Company shall be delivered or sent by mail or email to the Company at 1, rue Hildegard Von Bingen, L-1282 Luxembourg (Attention: The Board of Directors, virginia.beltramini@atento.com); with a copy to Sidley Austin LLP (Attention: Bryan Robson/William Gwyn, brobson@sidley.com and wgwyn@sidley.com) and (iii) the Agent or the Security Agent in accordance with the instructions specified on its execution page to this Agreement. Any such statements, requests, notices or agreements shall take effect upon receipt thereof. Electronic communications between the parties hereto are permissible and shall be effected as follows:

(a) Any communication to be made between any two parties under or in connection with this Agreement may be made by electronic mail or other electronic means to the extent that those two parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication and if those two parties:

(i) notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(ii) notify each other of any change to their address or any other such information supplied by them by not less than five business days' notice.

(b) Any electronic communication made between those two parties will be effective only when actually received in readable form.

(c) Any electronic communication which becomes effective, in accordance with paragraph (b) above, after 5.00 p.m. in the place of receipt shall be deemed only to become effective on the following day.

Any financial or other information or notice deliverable to the Agent pursuant to this Agreement or the Note Documents shall be deemed to have been given when delivered to the Agent under (and as defined in the New 2025 Notes Conditions).

11A. Interim financing for Spanish law purposes.

The Company and the Guarantors agree with the Note Purchasers that:

(d) the Guarantors established in accordance with or incorporated under the laws of Spain are member of the Atento group and have a common and personal interest in negotiating and facilitating the restructuring envisaged under the Restructuring Term Sheet which is being negotiated simultaneously with the execution of this Agreement and the issuance and subscription of the Notes; and

(e) it is therefore agreed that this Agreement and the Notes, the Guarantee granted by the Guarantor established in accordance with or incorporated under the laws of Spain, and any other credit or liability assumed, borrowed, guaranteed, or secured by a Guarantor established in accordance with or incorporated under the laws of Spain under a Note Document shall be considered as interim financing for the purposes of Article 665 of the Spanish Insolvency Act ("*Financiación interina*") for the Spanish Guarantors regardless of the entity that draws the amounts in each case.

12. Benefit of Agreement and Assignment.

(a) Except as otherwise expressly provided herein (and without prejudice to Section 18), this Agreement shall be binding upon, and inure solely to the benefit of, the Original Note Purchasers, the Company and the Agent and Security Agent, and no other person shall acquire or have any right or obligation under or by virtue of this Agreement.

(b) Each Note Purchaser may allocate, assign, novate, or otherwise transfer or sub-participate any of its rights and/or obligations under this Agreement in the same manner as set forth in Condition 15 (*Changes to the Note Purchasers*).

13. Time of Essence. Time shall be of the essence of this Agreement.

14. Prior Agreements. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings (whether written or oral) between the Company, on the one hand, and the Note Purchasers, on the other, or any of them, with respect to the subject matter hereof.

15. Governing Law. This Agreement and any non-contractual rights and obligations arising out of or in connection with it are governed by English law.

16. Jurisdiction of English Courts.

(a) The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence,

validity or termination of this Agreement or any non-contractual right or obligation arising out of or in connection with this Agreement) (a "Dispute").

(b) The parties hereto agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no party will argue to the contrary.

(c) This Section 16 is for the benefit of the Note Purchasers only. As a result, no Note Purchasers shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Note Purchasers may take concurrent proceedings in any number of jurisdictions.

(d) The Company expressly agrees and consents to the provisions of this Section 16 and Section 15 (*Governing Law*).

17. Service of process

(a) Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor incorporated in England and Wales):

(i) irrevocably appoints GLAS Specialist Services Limited (55 Ludgate Hill, Level 1 West, London EC4M 7JW, Attention: DCM – Service of Process Team) as its agent for service of process in relation to any proceedings before the English courts in connection with any Note Document; and

(ii) agrees that failure by an agent for service of process to notify the relevant Obligor of the process will not invalidate the proceedings concerned.

(b) If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Company (on behalf of all the Obligors) must promptly (and in any event within ten (10) Business Days of such event taking place) appoint another agent on terms acceptable to the Agent (acting reasonably). Failing this, the Agent (on the instructions of the Majority Note Purchasers) may appoint another agent for this purpose.

(c) An Obligor may irrevocably appoint another person as its agent for service of process in relation to any proceedings before the English courts in connection with any Note Document, subject to notifying the Agent accordingly. In the case of any replacement of an existing agent for service of process, following the new process agent's appointment and notification to the Agent of such new appointment, the existing process agent may resign.

18. Third Party Rights. Unless expressly provided to the contrary in this Agreement, a person who is not a party to this Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any of its terms. Notwithstanding the foregoing:

(a) any term of this Agreement which requires the consent of the Required Waiving Parties may be separately enforced by any Required Waiving Party which is not a party hereto (a "**Non-Party**") and such Non-Parties shall have the benefit of those terms; and

(b) a Note Purchaser from time to time (whether or not an Original Note Purchaser) shall have, in respect of its Notes, the benefit of provisions in this agreement for the benefit of Note Purchasers including the representations, warranties agreements and covenants of the Company and each Obligor set out in Section 1 and 6 of this Agreement.

19. Counterparts. This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by telecopier, facsimile or other electronic transmission (*e.g.*, a "pdf" or "tif") shall be effective as delivery of a manually executed counterpart thereof.

20. Amendments and Waivers. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless made in accordance with Condition 26 (*Amendments and Waivers*).

21. Reserved.

22. Judgment Currency. Any payment on account of an amount that is payable to the Note Purchasers in a particular currency (the "Required Currency") that is paid to or for the account of the Note Purchasers in lawful currency of any other jurisdiction (the "Other Currency"), whether as a result of any judgment or order or the enforcement thereof or the liquidation of the Company or for any other reason shall constitute a discharge of the obligation of such obligor only to the extent of the amount of the Required Currency which the recipient could purchase in the New York or London foreign exchange markets with the amount of the Other Currency in accordance with normal banking procedures at the rate of exchange prevailing on the first day (other than a Saturday or Sunday) on which banks in New York or London are generally open for business following receipt of the payment first referred to above. If the amount of the Required Currency that could be so purchased (net of all premiums and costs of exchange payable in connection with the conversion) is less than the amount of the Required Currency originally due to the recipient, then the Company shall within 3 business days of demand indemnify and hold harmless the recipient from and against all loss or damage arising out of or as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations of the Company, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any person owed such obligation from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due hereunder or any judgment or order.

23. Waiver of Immunity. To the extent the Company or any of its property, assets or revenues may have or may hereafter become entitled to, or have attributed to it, any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the competent jurisdiction of any court, from service of process, from attachment upon or prior to judgment, from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any competent jurisdiction in which proceedings may at any time be commenced, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement, any of the Note Documents or any of the transactions contemplated hereby or thereby, such entity hereby irrevocably and unconditionally waives, and agrees not to plead or claim, any such immunity and consent to such relief and enforcement.

24. Effects of Headings. The section headings used herein are for convenience only and shall not affect the construction hereof.

25. Notarisation in Spain.

    (a) The Spanish Obligors hereby agree to raise this Agreement to the status of a Spanish Public Document on the date of this Agreement and the Security Agent shall use commercially reasonable efforts to assist the Spanish Obligors in connection therewith.

Additionally, the Issuer hereby agrees, within 15 Business Days from the request of the Security Agent, to directly raise this Agreement to the status of a Spanish Public Document.

(b) The Issuer and the Spanish Obligors agree, within 15 Business Days from the reasonable request of the Security Agent, to raise any other document amending, extending, supplementing, ratifying and/or restating this Agreement, or any supplemental purchase agreement in relation to it and any other Note Documents secured by the Spanish Security Documents, to the status of a Spanish Public Document.

(c) The Spanish Public Document:

(i) will have the effects established under articles 517 of the Spanish Civil Procedural Law; and

(ii) may, if required by Spanish law or by a Spanish court, include a translation into Spanish of this Section and any other Section of this Agreement.

(d) Each party to this Agreement hereby expressly authorizes the Security Agent to request and obtain from the Spanish notary public before whom any document under Section 25(a) above has been formalized, any further copy of any such document which has been notarized.

26. Spanish Calculations and Enforcement Proceedings.

(a) The parties to this Agreement expressly agree that in the event of an executive judicial enforcement (*acción ejecutiva*) against any of the Obligors incorporated in Spain (if any) and for the purposes of determining the amounts due and payable at any time under this Agreement and the Notes and enforcing any of the guarantees and/or security created under the Note Documents, the sum payable by any of the Obligors incorporated in Spain (if any) shall be the total aggregate amount set forth in the records maintained by the Agent and/or the Security Agent in the performance of its obligations under this Agreement. For the purposes of Articles 571 et seq. of the Spanish Civil Procedural Law, the Obligors incorporated in Spain (if any), the Agent and the Security Agent expressly agree that such amounts shall be considered as due, liquid and payable and may be claimed pursuant to the same provisions of such law.

(b) For the purpose of the provisions of Art. 571 et seq. of the Spanish Civil Procedural Law, it is expressly agreed by the Obligors incorporated in Spain (if any), the Agent and the Security Agent that the determination of the debt to be claimed through the executive proceedings shall be effected by the Agent and/or the Security Agent by means of the appropriate certificate evidencing the amounts shown on the records of the Agent and/or the Security Agent referred to in sub-section (a) above. By virtue of the foregoing, to exercise executive action by the Agent and/or the Security Agent it will be sufficient to present (1) an original notarial first or authentic copy of this Agreement (or supplemental purchase agreement to the same), (2) a notarial certificate, if necessary, for the purposes described in sub-section (c) below, (3) the notarial document (*acta notarial*) which incorporates the certificate issued by the Agent and/or the Security Agent of the amount due by the Obligors incorporated in Spain (if any) including an excerpt of the credits and debits, including the interest applied, which appear in the relevant account(s) referred to in sub-section (a) above, evidencing that the determination of the amounts due and payable by the Obligors incorporated in Spain (if any) have been calculated as agreed in this Agreement and that such amounts coincide with the balances shown on the records of the Agent and/or the Security

Agent, and (4) a notarial document (acta notarial) evidencing that the Obligors incorporated in Spain (if any), as applicable, have been served notice of the amount that is due and payable.

(c) The amount of the balances so established shall be notified to the Obligors incorporated in Spain (if any), as applicable, by reliable means at least 3 (3) Business Days in advance of exercising the executive action set out in Section 26(b) above.

(d) The Obligors incorporated in Spain (if any) hereby expressly authorize the Aagent and the Security Agent to request and obtain certificates and documents issued by the notary who has formalized this Agreement (or any supplemental purchase agreement or amendment thereto) in order to evidence its compliance with the entries of its registry-book and the relevant entry date for the purpose of numbers 4° or 5° (as applicable) of Article 517 of the Spanish Civil Procedural Law. The cost of such certificate and documents will be for the account of the Issuer in the manner provided under this Agreement.

(e) For the purposes of article 540.2 of the Spanish Civil Procedural Law, the Obligors incorporated in Spain (if any) acknowledge and accept that, provided that the relevant assignment, transfer or change of Note Purchasers has been made in accordance with the terms of this Agreement, any assignment, transfer or change of Note Purchasers shall be duly and sufficiently evidenced to any Spanish court by means of a certificate issued by the Agent or the Security Agent confirming who the Note Purchasers are as of the date of such certificate, and therefore, those who are certified as Note Purchasers by the Agent or the Security Agent shall be able to initiate enforcement (acting through the Agent or the Security Agent to the extent required under this Agreement) in Spain through *procedimiento ejecutivo* without further evidence being required.

If the foregoing is in accordance with your understanding, please sign and return to us two counterparts hereof, and upon the acceptance hereof by you, this letter and such acceptance hereof shall constitute a binding agreement between the Company, the Note Purchasers the Agent and the Security Agent.

(*Remainder of this page left intentionally blank*)

SIGNATURES

The Company

ATENTO LUXCO 1

By: ______________________________

Name: SERGIO PASSOS

Title: LEGAL REPRESENTATIVE

SIGNATURES

Guarantors

ATENTO LUXCO 1

By: ______________________

Name: SERGIO PASSOS

Title: LEGAL REPRESENTATIVE

SIGNATURES

ATENTO S.A.

A public limited liability company (*société anonyme*) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B185761

By: ______________________________

Name: Virginia Beltramini

Title:

SIGNATURES

ATALAYA LUXCO MIDCO

A private limited liability company (*société à responsabilité limitée*) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B173142.

By: ______________________

Name: SERGIO PASSOS

Title: LEGAL REPRESENTATIVE

SIGNATURES

ATENTO BRASIL S.A.

By: ______________________

Name: SERGIO PASSOS

Title: DIRECTOR

By: ______________________

Name: Dimitrius Oliveira

Title:

SIGNATURES

ATENTO COLOMBIA S.A.

By: /s/ Oscar A. Velásquez V

Name: Oscar Alonso Velásquez Vélez

Title: Legal Representative

SIGNATURES

ATENTO CHILE S.A.

By: ______________________________

Name: Andreina Carolina del Valle Morales Suarez

Title: Representative

SIGNATURES

ATENTO HOLDING CHILE S.A.

By: ______________________________

Name: Andreina Carolina del Valle Morales Suarez

Title: Representative

SIGNATURES

ATENTO MÉXICO HOLDCO S. DE R.L. DE C.V.

By: ______________________________

Name: Elia Santillán Moncayo

Title: Attorney-in-fact

SIGNATURES

ATENTO ATENCIÓN Y SERVICIOS, S.A. DE C.V.

By: ______________________________

Name: Elia Santillán Moncayo

Title: Attorney-in-fact

SIGNATURES

ATENTO SERVICIOS, S.A. DE C.V.

By: ______________________________

Name: Elia Santillán Moncayo

Title: Attorney-in-fact

SIGNATURES

TELEATENTO DEL PERÚ S.A.C.

By: ______________________________

Name: María Margarita Medina Chirinos

Title: Legal Manager

SIGNATURES

ATENTO IMPULSA S.A.U.

By: BPeón ____________________________

Name: Beatriz Peón Rodríguez

Title: PoA

SIGNATURES

ATENTO SERVICIOS AUXILIARES DE CONTACT CENTER S.A.U.

BPeón

By: ______________________________

Name: Beatriz Peón Rodríguez

Title: PoA

SIGNATURES

ATENTO SERVICIOS TÉCNICOS Y CONSULTORIA S.A.U.

BPeón

By: ______________________________

Name: Beatriz Peón Rodríguez

Title: PoA

SIGNATURES

ATENTO TELESERVICIOS ESPAÑA S.A.U.

By: BPeón

Name: Beatriz Peón Rodríguez

Title: PoA

SIGNATURES

ATENTO EL SALVADOR SA DE CV

By: ______________________________

Name: Williams René Bocanegra Reyes

Title: Administrador Único

SIGNATURES

ATENTO DE GUATEMALA S.A.

By: ______________________________

Name: Joel Eduardo Reyes Rodríguez

Title: Administrador Único

SIGNATURES

WOKNAL S.A.

By: ____________________

Name: MARCELO CABRERA

Title: DIRECTOR

SIGNATURES

ATENTO PUERTO RICO, INC.

By: ______________________________

Name: Lidana Chinea

Title: Vice President, HR

SIGNATURES

Accepted the date hereof:

Junior Note Purchasers

Signed for and on behalf of [redacted]

By: [redacted]

By: [redacted]

Name: [redacted]

Signed for and on behalf of [redacted]

[redacted]

By: [redacted]

(Authorised Signatory)

Name: [redacted]

SIGNATURES

Signed for and on behalf of [redacted]

[redacted] its general partner

By: [redacted]

Name: [redacted]

SIGNATURES

Signed for and on behalf of [redacted]

[redacted], acting solely in its capacity as investment manager

By: [redacted]
(Authorised Signatory)

Name: [redacted]

Signed for and on behalf of [redacted]

[redacted], acting solely in its capacity as investment manager

By: [redacted]

Name: [redacted]

Signed for and on behalf of [redacted]

[redacted], acting solely in its capacity as investment manager

By: [redacted]

Name: [redacted]

SIGNATURES

Signed for and on behalf of [redacted]

By: [redacted], acting solely in its capacity as investment manager

By: [redacted]

(Authorised Signatory)

Name: [redacted]

Signed for and on behalf of [redacted]

[redacted]anager

By: [redacted]

Name: [redacted]

SIGNATURES

Signed for and on behalf of [redacted]

[redacted]., its investment adviser

By: [redacted]

Name: [redacted]

Signed for and on behalf of [redacted]

[redacted] its investment adviser

By: [redacted]

Name: [redacted]

Signed for and on behalf of [redacted]

[redacted]., its investment adviser

By: [redacted]

Name: [redacted]

SIGNATURES

Signed for and on behalf of [redacted]

By: [redacted] its investment adviser

By: [redacted]

Name: [redacted]

Signed for and on behalf of [redacted]

[redacted] its investment adviser

By: [redacted]

Name: [redacted]

Signed for and on behalf of [redacted]

[redacted]., its investment adviser

By: [redacted]

Name: [redacted]

SIGNATURES

Signed for and on behalf of [redacted]

[redacted] its investment adviser

By: [redacted]

Name: [redacted]

Signed for and on behalf of [redacted]

[redacted]., its investment adviser

By: [redacted]

Name: [redacted]

Signed for and on behalf of [redacted]

[redacted]., its investment adviser

By: [redacted]

Name: [redacted]

SIGNATURES

Signed for and on behalf of [redacted]

[redacted] its investment adviser

By: [redacted]

Name: [redacted]

Signed for and on behalf of [redacted]

[redacted] its investment adviser

By: [redacted]

Name: [redacted]

SIGNATURES

Signed for and on behalf of [redacted]

By: [redacted]

Name: [redacted]

SIGNATURES

Signed for and on behalf of [redacted]

By: [redacted]

Name:

SIGNATURES

Accepted the date hereof:

The Junior Notes Agent

GLAS Trust Company LLC

By: ______________________

Name: KATIE LACEY

Title: AUTHORISED SIGNATORY

Address: 10 Ferry Street 303, Concord, NH 03301, USA

Email: dcm@glas.agency

Attention: Transaction Management Group - Atento

SIGNATURES

The Security Agent

GLAS Trust Corporation Limited

By: ______________________

Name: KATIE COEY

Title: AUTHORISED REPRESENTATIVE

Address: 55 Ludgate Hill, Level 1 West, London EC4M 7JW, United Kingdom

Email: dcm@glas.agency

Attention: Transaction Management Group - Atento

Schedule 1

Information Relating to the Original Note Purchasers

Initial Note Purchasers

Name of Note Purchaser	Initial Notes to be subscribed hereunder	New 2025 Notes Purchased under New 2025 NPA	Address	Contact Details
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
	[redacted]	[redacted]	[redacted]	[redacted]
	[redacted]	[redacted]		
	[redacted]	[redacted]	[redacted]	[redacted]
	[redacted]	[redacted]	[redacted]	[redacted]

[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
	[redacted]	[redacted]	[redacted]	[redacted]
	[redacted]	[redacted]	[redacted]	[redacted]
TOTAL	**$53,660,274.55**	$17,000,004		

Schedule 2

Guarantors

Name	Registration Number (or equivalent)	Jurisdiction of Incorporation
Atento Luxco 1	B170329	Luxembourg
Atento S.A.	B185761	Luxembourg
Atalaya Luxco Midco	B173142	Luxembourg
Atento Brasil S.A.	02.879.250/0001-79	Brazil
Atento Argentina, S.A.	30-70129946-5	Argentina
Atento Colombia S.A.	830065842-5	Colombia
Atento Holding Chile S.A.	96.910.720-1	Chile
Atento Chile S.A.	96.895.220-K	Chile
Teleatento del Perú S.A.C.	20414989277	Peru
Atento México Holdco S. de R.L. de C.V.	477,567	Mexico
Atento Atención y Servicios, S.A. de C.V.	322,927	Mexico
Atento Servicios, S.A. de C.V.	74,382	Mexico
Atento Impulsa S.A.U	A83700336	Spain
Atento Servicios Auxiliares de Contact Center S.A.U	A86416955	Spain
Atento Servicios Técnicos y Consultoria S.A.U	A83662965	Spain
Atento Teleservicios España S.A.U	A78751997	Spain
Atento El Salvador SA de CV	2022093983	El Salvador
Atento de Guatemala S.A.	19553730	Guatemala
WOKNAL S.A.	215316140016	Uruguay
Atento Puerto Rico, Inc.	105859	Puerto Rico

Schedule 3

Terms and Conditions of the Notes

NOTE TO NOTE PURCHASER OR PROSPECTIVE NOTE PURCHASERS – NOTES WILL BE HELD IN CLEARING SYSTEMS AND EACH NOTE PURCHASER MUST PROVIDE CLEARING SYSTEM ACCOUNT IN ORDER TO PURCHASE A NOTE

TERMS AND CONDITIONS OF JUNIOR SECURED NOTES DUE 2025

CONTENTS

TERMS AND CONDITIONS OF JUNIOR LIEN SECURED NOTES DUE 2025

ATENTO LUXCO 1, a public limited liability company (*société anonyme*) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B170329 (the "**Issuer**" or the "**Company**") is issuing (a) at the date hereof an aggregate principal amount equal to $53,660,274.55 of its fixed rate junior lien secured notes due 2025 (the "**Initial Notes**") and (b) on one or more Delayed Draw Dates (as defined in the Note Purchase Agreement), additional fixed rate notes due 2025 in such aggregate amounts as shall be determined in accordance with the terms and conditions of the Note Purchase Agreement (the "**Delayed Draw Notes**" and together with the Initial Notes, the "**Notes**"). The Notes will be issued in accordance with the terms and conditions set forth herein (each a "**Condition**" and together, the "**Conditions**"). The Notes will be guaranteed by certain guarantors (the "**Guarantors**"). On or prior to the Issue Date, the Guarantors will be the entities listed in Schedule 2 (*Guarantors*) to the Note Purchase Agreement (the "**Original Guarantors**"). The Notes have the benefit of a deed of covenant (the "**Deed of Covenant**") on or around the Issue Date executed by the Company relating to the Notes.

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

Unless specified below, capitalized terms used herein have the meanings provided in Schedule 6 (*Certain Definitions*). In the event of a conflict between the defined terms set out in Schedule 6 (*Certain Definitions*) and the defined terms set out elsewhere in these Conditions, the defined terms set out in Schedule 6 (*Certain Definitions*) shall prevail.

In these Conditions:

"**Acceptable Bank**" means:

(a) a bank or financial institution duly authorised under applicable laws to carry on the business of banking (including, without limitation, the business of taking deposits) which is rated at least BBB by S&P or Fitch or at least Baa2 by Moody's; or

(b) any other bank or financial institution approved by the Agent (on the instructions of the Majority Note Purchasers (acting reasonably)).

"**Accession Deed**" means a document substantially in the form set out in Schedule 8 (*Form of Guarantor Accession Deed*) to these Conditions.

"**Accounting Principles**" means IFRS together with its pronouncements thereon from time to time, applied on a consistent basis.

"**Additional Amounts**" means such additional amounts, if any, that an Obligor is required to pay under Condition 7 (*Tax Gross-up and Indemnities*).

"**Additional Guarantor**" means a company which becomes an Additional Guarantor in accordance with Condition 16 (*Changes to the Obligors*).

"**Additional Obligor**" means an Additional Guarantor.

"**Agent**" shall have the meaning given to in the Note Purchase Agreement.

"**Agreed Security Principles**" means the agreed security principles set out in Schedule 2 (*Agreed Security Principles*).

"**Anti-Corruption Laws**" means all laws of any jurisdiction applicable to an Obligor from time to time prohibiting bribery or corruption, including, but not limited to, the Bribery Act 2010, the United States Foreign Corrupt Practices Act of 1977 or other similar legislation in other jurisdictions.

"**Argentina**" means the Republic of Argentina.

"Argentine Guarantor" means a Guarantor incorporated under the laws of Argentina.

"Argentine Obligor" means an Obligor Incorporated in Argentina.

"**Authorisation**" means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration in each case required by any applicable law or regulation.

"**Bank Levy**" means: (i) the UK bank levy as set out in the Finance Act 2011 and (ii) any substantively similar bank levy in any other jurisdiction which is currently enacted or has been formally announced as proposed (though not yet enacted into law) as at the Signing Date and in relation to which a Note Purchaser would reasonably be able to quantify the relevant Increased Cost or loss or liability for or on account of Tax (as applicable) as at the Signing Date.

"**Base Currency**" means USD.

"**Brazil**" means the Federative Republic of Brazil.

"**Brazilian Bankruptcy Law**" means Law No. 11,101, of 9 February 2005, as amended.

"**Brazilian Civil Code**" means Brazilian law No. 10,406 of 10 January 2002, as amended.

"**Brazilian Civil Procedure Code**" means Brazilian law No. 13,105 of 16 March 2015, as amended.

"**Brazilian Guarantor**" means a Guarantor incorporated under the laws of Brazil.

"**Brazilian Obligor**" means an Obligor incorporated in Brazil.

"**Budget**" means, initially, the 13-week prospective cash flow and liquidity forecast in respect of the Group delivered to the Agent by or on behalf of the Issuer pursuant to

Clause 9 (*Conditions*) of the Note Purchase Agreement, and, thereafter, each forecast delivered in accordance with the provisions of Condition 12.5 hereof, in each case, in form and substance satisfactory to the Majority Note Purchasers in their sole discretion. Each such projection shall contain line items of sufficient detail to reflect the Group's projected disbursements and projected cash receipts for the following 13-week period and all other information requested by the Majority Note Purchasers, in form, substance and detail satisfactory to the Majority Note Purchasers in their sole discretion.

"**Business Day**" means a day (other than a Saturday or Sunday) on which banks are open for general business in London, Luxembourg, New York and (in relation to any date for payment or purchase of a currency other than USD) the principal financial centre of the country of that currency.

"**Centre of Main Interests**" means the "centre of main interests" as such term is used in Article 3(1) of the Regulation.

"**Change of Control**" means the occurrence of any of the following: (i) any person or group of persons acting in concert (in each case excluding Holdco and any of its Subsidiaries) acquiring, of record or beneficially, and possessing the ability to vote (whether directly or indirectly) more than fifty percent (50%) of each class of outstanding share capital entitled to voting rights with respect to the Issuer or any Original Guarantor; (ii) any person or group of persons acting in concert (in each case excluding Holdco and any of its Subsidiaries) acquiring Control of the Issuer or any Original Guarantor; or (iii) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Issuer and its respective Subsidiaries taken as whole to any Person (in each case excluding Holdco and any of its Subsidiaries), in each case other than any such event which arises as a result of any transaction implemented in accordance with the Restructuring Support Agreement.

"**Charged Property**" means all of the assets of the Obligors which from time to time are, or are expressed to be, the subject of the Transaction Security.

"**Code**" means the U.S. Internal Revenue Code of 1986 (or any successor legislation thereto) as amended from time to time, and the regulations promulgated and rulings issued thereunder, all as the same may be in effect at such date.

"**Colombian Obligor**" means an Obligor incorporated in Colombia.

"**Compliance Certificate**" means a compliance certificate delivered to the agent in respect of the New 2025 Notes pursuant to the New 2025 Notes Conditions.

"**Confidential Information**" means all information relating to the Company, any Obligor, the Group, any Holding Company of a member of the Group, the Notes or the Note Documents of which a Note Party becomes aware in its capacity as, or for the purpose of becoming, a Note Party or which is received by a Note Party in relation to, or for the purpose of becoming a Note Party under the Note Documents from either:

(a) any member of the Group or any of its advisers; or

(b) another Note Party, if the information was obtained by that Note Party directly or indirectly from any member of the Group or any of its advisers,

in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that:

(i) is or becomes public information other than as a direct or indirect result of any breach by that Note Party or any of its Affiliates of Condition 27 (*Confidentiality*); or

(ii) is identified in writing at the time of delivery as non-confidential by any member of the Group or any of its advisers; or

(iii) is known by that Note Party before the date the information is disclosed to it in accordance with paragraphs (a) or (b) above or is lawfully obtained by that Note Party after that date, from a source which is as far as that Note Party is aware, unconnected with the Group and which, in either case, as far as that Note Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality.

"**Confidentiality Undertaking**" means a confidentiality undertaking substantially in a recommended form of the LMA or in any other form agreed between the Company and the relevant Note Party which, in each case, is addressed to or capable of being relied upon by the Company without requiring its signature by virtue of reliance on the Third Parties Act and may not be materially amended without the Company's consent.

"**Constitutional Documents**" means the deed of incorporation and articles of association of the Company.

"**Control**" means, with respect to any person, any other person having the power, directly or indirectly, (i) to vote more than fifty percent (50%) of the securities having ordinary voting power for the election of directors of such person; (ii) to appoint the majority of the administrators of such person; (iii) to appoint a majority of the members of such person's Board of Directors or similar decision body; or (iv) to establish, direct or cause the direction of the management or policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

"**Covenant Obligors**" means:

(a) each Original Obligor;

(b) each other Obligor which is incorporated or established in:

(i) the same jurisdiction as an Original Obligor;

(ii) Mexico, the US, Spain, Peru or Chile; or

(iii) any other jurisdiction approved by the Majority Note Purchasers (acting reasonably, with such reasonableness taking into account the potential

Security to be provided by such Covenant Obligors and such Security to not be materially less favourable to the Note Purchasers (taken as a whole) than the Transaction Security granted on the Issue Date).

"**Default**" means an Event of Default or any event or circumstance specified in Condition 14 (*Events of Default*) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Note Documents or any combination of any of the foregoing) be an Event of Default.

"**Delegate**" means any delegate, agent, attorney or co-trustee appointed by the Security Agent.

"**Disposal**" means any sale, lease, transfer or other disposal by a person of any asset, undertaking or business (whether voluntary or involuntary and whether as a single transaction or series of transactions).

"**Disruption Event**" means either or both of:

(a) a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Notes (or otherwise in order for the transactions contemplated by the Note Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the parties to the Note Documents; or

(b) the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a party preventing that, or any other party:

(i) from performing its payment obligations under the Note Documents; or

(ii) from communicating with other parties in accordance with the terms of the Note Documents,

and which (in either such case) is not caused by, and is beyond the control of, the party whose operations are disrupted.

"**Event of Default**" means any event or circumstance specified as such in Condition 14 (*Events of Default*).

"**Existing 2025 Note Documents**" has the meaning given to the term "Note Documents" in the Existing 2025 Notes Conditions.

"**Existing 2025 Notes**" has the meaning given to the term "Notes" in the Existing 2025 Notes NPA.

"**Existing 2025 Notes Conditions**" has the meaning given to the term "Conditions" in the Existing 2025 Notes NPA.

"**Existing 2025 Notes NPA**" means the note purchase agreement originally dated 15 February 2023 between, among others, the Company as company, the persons named

in Schedule 1 therein as note purchasers, GLAS Trust Company LLC as agent and GLAS Trust Corporation Limited as security agent.

"**Existing Intercreditor Agreement**" has the meaning given to it in the 2026 Indenture.

"**Existing Note Purchaser**" has the meaning given to that term in Condition 15.1(*Assignment and transfer by the Note Purchasers*).

"**FATCA**" means:

(a) sections 1471 to 1474 of the Code or any associated regulations or other official guidance (or any amended or successor version that is substantially comparable);

(b) any treaty, law, regulation or other official guidance enacted in any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of paragraph (a) above; or

(c) any agreement pursuant to the implementation of paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

"**FATCA Application Date**" means:

(a) in relation to a "withholdable payment" described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the US), 1 July 2014;

(b) in relation to a "passthru payment" described in section 1471(d)(7) of the Code not falling within paragraph (a) above, the first date from which such payment may become subject to a deduction or withholding required by FATCA.

or, in each case, such other date from which such payment may become subject to a deduction or withholding required by FATCA as a result of any change in FATCA after the Signing Date.

"**FATCA Deduction**" means a deduction or withholding from a payment under a Note Document required by FATCA.

"**FATCA Exempt Party**" means a Note Party or Obligor that is entitled to receive payments free from any FATCA Deduction.

"**Fee Letter**" means:

(a) the fee letter dated on or about the Issue Date between the Agent, the Security Agent and the Company (as amended from time to time); and

(b) any other letter or letters entered into by reference to these Conditions or the Note Purchase Agreement between one or more Note Parties and a member of the Group setting out the fees payable in relation to the Notes.

"**Final Maturity Date**" means 17 February 2025.

"**Group**" means the Company and each of its Restricted Subsidiaries for the time being.

"**Guarantor**" means an Original Guarantor or an Additional Guarantor, unless it has ceased to be a Guarantor in accordance with Condition 16 (*Changes to the Obligors*), provided that each Holdco Guarantor shall be deemed to be a Guarantor for the purpose of Conditions 1.4 (*Luxembourg Terms*), 3 (*Guarantees*), 7 (*Tax Gross-Up and Indemnities*), 8 (*Other Indemnities*), 17 (*Role of the Agent and Others*) to 30 (*Enforcement*) (inclusive) and Schedule 2 (*Agreed Security Principles*).

"**Holdco**" means Atento S.A., a public limited liability company (*société anonyme*) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 1, rue Hildegard von Bingen, L-1282 Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B185761.

"**Holdco Guarantor**" means Holdco and the Parent.

"**Holding Company**" means, in relation to a person, any other person in respect of which it is a Subsidiary.

"**Impaired Agent**" means the Agent at any time when:

(a) it has failed to make (or has notified a party to the Note Documents that it will not make) a payment required to be made by it under the Note Documents by the due date for payment;

(b) the Agent otherwise rescinds or repudiates a Note Document; or

(c) an Insolvency Event has occurred and is continuing with respect to the Agent,

unless, in the case of paragraph (a) above:

(i) its failure to pay is caused by:

(A) administrative or technical error; or

(B) a Disruption Event,

and payment is made within three Business Days of its due date; or

(ii) the Agent is disputing in good faith whether it is contractually obliged to make the payment in question.

"**Industry Competitor**" means any person or entity (or any of its Affiliates) which is a trade competitor of a member of the Group and any controlling shareholder of a trade competitor of a member of the Group, or which is a trade competitor of Telefónica, S.A. (or any of its Subsidiaries) or is a controlling shareholder of such person, **provided that** this shall not include any Original Note Purchaser or any person or entity (or any of its Affiliates) which is a bank, financial institution or trust, fund or

other entity whose principal business or a material activity of whom is arranging, underwriting or investing in debt.

"**Ineligible Receivables**" means any Trade Receivables where:

(a) such Trade Receivables are owed by any Trade Debtor that is finally determined at law or pursuant to judicial process to be bankrupt or is subject to any analogous situation under applicable law in the relevant jurisdiction in which such Trade Debtor is incorporated;

(b) such Trade Receivables require consent in order to be subject to the Transaction Security and such consent has not been obtained at the times required under the Note Documents;

(c) payments under the Trade Receivables are halted pursuant to a judicial or an administrative order;

(d) the Trade Receivables are subject to a deduction, reduction, set-off or counterclaim without any provision in the relevant Trade Agreement operating as to compensate for any amount by which payments under the Trade Receivables had been reduced (but for this purpose the portion of the relevant Trade Receivable which is not reduced pursuant to the relevant deduction, reduction, set-off or counterclaim shall not be deemed to be Ineligible Receivables);

(e) any covenant, representation or warranty contained in the Note Documents with respect to such Trade Receivable has been breached in any material respect;

(f) the Trade Debtor is an individual;

(g) the applicable Obligor has not signed and delivered any notices reasonably required by the terms of the Note Documents following request from the Agent (acting at the direction of the Majority Note Purchasers);

(h) the Trade Receivables are more than 90 days overdue; or

(i) the applicable Trade Debtor is Holdco or any of its Subsidiaries.

"**Insolvency Event**" means, in relation to a Note Party, the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of that Note Party or all or substantially all of that Note Party's assets or any analogous procedure or step is taken in any jurisdiction with respect to that Note Party.

"**Intellectual Property**" means:

(a) any patents, trademarks, service marks, designs, business names, copyrights, database rights, design rights, domain names, moral rights, inventions, confidential information, knowhow and other intellectual property rights and interests (which may on or after the Signing Date subsist), whether registered or unregistered; and

(b) the benefit of all applications and rights to use such assets of each member of the Group (which may on or after the Signing Date subsist).

"**Intercreditor Agreement**" means the intercreditor agreement relating to, among other things, the Notes, the Existing 2025 Notes and the New 2025 Notes dated 30 June 2023 and made between, among others, the Company as company, GLAS Trust Corporation Limited as security agent, GLAS Trust Company LLC as existing 2025 notes agent, new 2025 notes agent and junior notes agent and others.

"**Interest Period**" means has the meaning given to it in Condition 2.1 (*The Notes*).

"**IRS**" means the U.S. Internal Revenue Service or any successor thereto.

"**Issue Date**" means the date on which the Initial Notes are issued.

"**ITA**" means the Income Tax Act 2007.

"**Legal Opinion**" means any legal opinion delivered to the Note Purchasers under or in connection with the Note Documents.

"**Legal Reservations**" means:

(a) the principle that equitable remedies (or remedies that are analogous to equitable remedies in other jurisdictions) may be granted or refused at the discretion of a court, the principles of reasonableness and fairness, the limitation of enforcement by laws relating to bankruptcy, insolvency, liquidation, reorganisation, pre-insolvency proceedings, court schemes, moratoria, administration, examinership and other laws generally affecting the rights of creditors and secured creditors and similar principles or limitations under the laws of any applicable jurisdiction;

(b) the time barring of claims under the Limitation Acts or applicable statutes of limitation under any applicable laws of any Relevant Jurisdiction, the possibility that an undertaking to assume liability for or indemnify a person against non- payment of stamp duty may be void and defences of set-off, counterclaim or acquiescence and similar principles or limitations under the laws of any applicable jurisdiction;

(c) the principle that in certain circumstances Security granted by way of fixed charge may be recharacterised as a floating charge or that Security purported to be constituted as an assignment may be recharacterised as a charge;

(d) the principle that additional or default interest imposed pursuant to any relevant agreement may be held to be unenforceable on the grounds that it is a penalty and thus void;

(e) the principle that a court may not give effect to an indemnity for legal costs incurred by an unsuccessful litigant;

(f) the principle that the creation or purported creation of Security over:

(i) any asset not beneficially owned by the relevant charging company at the date of the relevant security document; or

(ii) any contract or agreement which is subject to a prohibition on transfer, assignment or charging,

may be void, ineffective or invalid and may give rise to a breach of the contract or agreement over which Security has purportedly been created;

(g) the possibility that a court may strike out a provision of a contract for rescission or oppression, undue influence or similar reason;

(h) the principle that a court may not give effect to any parallel debt provisions, covenants to pay the Security Agent or other similar provisions;

(i) the principles of private and procedural laws of the Relevant Jurisdiction which affect the enforcement of a foreign court judgment;

(j) the benefits and enforceability limitations and requirements afforded to, or to restrict, Mexican Obligors under Mexican law;

(k) the benefits and enforceability limitations and requirements afforded to, or to restrict, Colombian Obligors under Colombian law;

(l) the benefits and enforceability limitations and requirements afforded to or to restrict, Brazilian Obligors under Brazilian law;

(m) the benefits and enforceability limitations and requirements afforded to, or to restrict, Argentine Obligors under Argentine law;

(n) the provisions of Brazilian law that do not allow parties to covenant to have a certain obligation governed by laws of different jurisdictions or subject to dispute resolution in different jurisdictions, which could result in such obligation not being valid or enforceable;

(o) similar principles, rights and defences under the laws of any jurisdiction in which the relevant obligation may have to be performed; or

(p) any other matters which are set out as qualifications or reservations (howsoever described) as to matters of law of general application in the Legal Opinions including, financial assistance or capital protection concerns in relation to the Note Documents reflected in the Legal Opinions.

"**Limitation Acts**" means the Limitation Act 1980 and the Foreign Limitation Periods Act 1984.

"**LMA**" means the Loan Market Association.

"**Luxembourg**" means the Grand Duchy of Luxembourg.

"**Luxembourg Obligor**" means any Obligor whose registered office and/or place of central administration is in Luxembourg or whose Centre of Main Interests is in Luxembourg.

"**Majority Note Purchasers**" means at any time (subject to Condition 26.3 (*Non-Responding Note Purchaser) ("Snooze you lose")*) the Note Purchasers holding at least 50.01 per cent. of the aggregate principal amount of the outstanding Notes.

"**Material Adverse Effect**" means any event or circumstance which, in each case, after taking into account all mitigating factors or circumstances including, any warranty, indemnity or other resources available to the Group or right of recourse against any third party with respect to the relevant event or circumstance and any obligation of any person in force to provide any additional equity investment:

(a) has a material adverse effect on: (i) the consolidated business, assets or financial condition of the Group (taken as a whole); or (ii) the ability of the Group (taken as a whole) to perform its payment obligations under the Note Documents; or

(b) subject to the Legal Reservations and Perfection Requirements, affects the validity or the enforceability of any of the Note Documents to an extent which is materially adverse to the interests of the Note Purchasers under the Note Documents taken as a whole.

"**Mexico**" means the "Estados Unidos Mexicanos", United Mexican States.

"**Mexico Guarantor**" means a Guarantor incorporated under the laws of Mexico.

"**Month**" means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a) (subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b) if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c) if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will only apply to the last month of any period.

"**Moody's**" means Moody's Investors Service Limited or any successor to its ratings business.

"**New 2025 Note Documents**" has the meaning given to the term "Note Documents" in the New 2025 Notes Conditions.

"**New 2025 Notes**" has the meaning given to the term "Notes" in the New 2025 Notes NPA.

"**New 2025 Notes Conditions**" has the meaning given to the term "Conditions" in the New 2025 Notes NPA.

"**New 2025 Notes NPA**" means the note purchase agreement dated on or about __________ 2023 between, among others, the Company as company, the persons named in Schedule 1 therein as note purchasers, GLAS Trust Company LLC as agent and GLAS Trust Corporation Limited as security agent.

"**New Note Purchaser**" has the meaning given to that term in Condition 15 (*Changes to the Note Purchasers*).

"**Non-Consenting Note Purchaser**" means any Note Purchaser which does not agree to (or fails to accept or reject a request for) a consent to a departure from, or waiver or amendment of, any provision of the Note Documents which has been requested by the Company where the requested consent, waiver or amendment is one which requires either unanimous or Super Majority Note Purchaser consent pursuant to these Conditions and has been agreed to by the Majority Note Purchasers.

"**Note Document**" means the Note Purchase Agreement (including these Conditions), any NPA Accession Agreement, the Notes, the Intercreditor Agreement, any Fee Letter, any Accession Deed, the Deed of Covenant, any Transaction Security Document, and any other document designated as a "Note Document" by the Majority Note Purchasers and the Company.

"**Note Purchase Agreemen**t" means the note purchase agreement relating to the sale and purchase of the Notes dated __________ 2023 between the Issuer and the Original Note Purchasers.

"**Note Party**" means the Note Purchasers, the Agent and the Security Agent.

"**Note Purchasers**" means the Original Note Purchasers and any person which subsequently becomes a holder of a Note in accordance with the Note Documents.

"**NPA Accession Agreement**" has the meaning given to that term in the Note Purchase Agreement.

"**Obligor**" means the Company or a Guarantor. For the avoidance of doubt, the Holdco Guarantors will only be an Obligor for the purposes of the proviso contained in the definition of Guarantor (and each related definition) and not for any other purposes.

"**Obligors' Agent**" means the Company, appointed to act on behalf of each Obligor in relation to the Note Documents pursuant to Condition 20.2 (*Obligors' Agent*) as accepted by each Obligor by its countersignature of, or accession to, the Notes.

"**Obligors' Spanish Agent**" means Atento Teleservicios S.A.U., appointed to act on behalf of each Obligor in relation to the raising of any Note Document to the status of a Spanish Public Document pursuant to Condition 20.2(c) as accepted by each Obligor by its countersignature of, or accession to, the Notes.

"**OFAC**" means the Office of Foreign Assets Control of the United States Department of the Treasury (or any successor thereto).

"**Original Note Purchasers**" means the "Original Note Purchasers" as defined in the Note Purchase Agreement (including any person who accedes as a Note Purchaser in accordance with the terms of the Note Purchase Agreement).

"**Original Obligor**" means the Company and each Original Guarantor.

"**Parent**" means Atalaya Luxco Midco, a private limited liability company (*société à responsabilité limitée*) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 1 rue Hildegard Von Bingen, L-1282 Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B173142.

"**Perfection Requirements**" means the making or the procuring of the appropriate registrations, filings, endorsements, recording in share registers, stampings, notifications, consents, certified translations, execution of Spanish public documents, notarisations, notations in stock registries legalisation by consular authorities and/or other actions and steps required to be made in any Relevant Jurisdiction in order to perfect or in order to achieve the relevant priority of the Transaction Security Documents and/or the Security created thereunder.

"**Permitted Transaction**" means:

(a) the transactions expressly permitted under these Conditions, the other Note Documents and the Restructuring Support Agreement;

(b) any step, circumstance or transaction which is mandatorily required by law (including arising under an order of attachment or injunction or similar legal process);

(c) any closure of bank accounts in the ordinary course of business provided that if such bank account is subject to any Transaction Security (a "**Relevant Pledged Account**"), prior to such release, the relevant member of the Group has transferred the balance standing to the credit of such Relevant Pledged Account to another bank account held by such Obligor (or another member of the Group) (a "**Recipient Account**") and the Security Agent is satisfied (acting reasonably) that the relevant member of the Group has granted valid and effective Transaction Security over such Recipient Account consistent with the Agreed Security Principles or there is no credit balance on such Relevant Pledged Account; and

(d) any transaction to which the Majority Note Purchasers shall have given prior written consent.

"**Qualifying Note Purchaser**" has the meaning given to that term in Condition 7 (*Tax Gross-Up and Indemnities*).

"**Receiver**" means a receiver or receiver and manager or administrative receiver of the whole or any part of the Charged Property.

"**Regulation**" means Regulation (EU) 2015/848 of the European Parliament and of the Council of 20 May 2015 on insolvency proceedings (recast).

"**Related Fund**" in relation to a fund (the "**first fund**"), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund.

"**Relevant Jurisdiction**" means, in relation to a member of the Group:

(a) its jurisdiction of incorporation;

(a) any jurisdiction where any asset subject to or intended to be subject to the Transaction Security to be created by it is situated;

(b) any jurisdiction where it conducts a material part of its business; and

(c) the jurisdiction whose laws govern the perfection of any of the Transaction Security Documents entered into by it (but only to the extent that such Obligor is required to take perfection steps in that jurisdiction in accordance with the Agreed Security Principles).

"**Representative**" means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

"**Restricted Subsidiary**" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

"**Restructuring Effective Date**" has the meaning given to that term in the Restructuring Support Agreement.

"**Restructuring Support Agreement**" means the restructuring support agreement dated on or around the date of these Conditions between, among others, the Company as company, Holdco as parent, the guarantors named therein as guarantors and the entities named therein as original participating creditors.

"**Restructuring Term Sheet**" has the meaning given to that term in the Restructuring Support Agreement.

"**Sanctioned Country**" means, at any time, a country or territory which itself is, or whose government is, the target of comprehensive Sanctions.

"**Sanctioned Person**" means any person that is (or persons that are):

(a) listed on, or owned or controlled (as such terms are defined and interpreted by the relevant Sanctions) by a person listed on any Sanctions List;

(b) a government of a Sanctioned Country;

(c) an agency or instrumentality of, or an entity directly or indirectly owned or controlled by, a government of a Sanctioned Country; or

(d) resident or located in, or incorporated under the laws of any Sanctioned Country, or to the best of the Company's knowledge otherwise a target of Sanctions.

"**Sanctions**" means any economic, trade or financial sanctions laws, regulations, embargoes or restrictive measures imposed, enacted, administered or enforced from time to time by any Sanctions Authority.

"**Sanctions Authority**" means (a) the United States, (b) the United Nations Security Council, (c) the European Union and any EU member state, (d) the United Kingdom and (e) the respective governmental institutions of any of the foregoing which administer Sanctions, including OFAC, the US State Department, Her Majesty's Treasury and the US Department of the Treasury.

"**Sanctions List**" means the "Specially Designated Nationals and Blocked Persons" list issued by OFAC, the EU Consolidated List of Financial Sanctions Targets, the Consolidated List of Financial Sanctions Targets issued by Her Majesty's Treasury, or any similar list issued or maintained and made public by any of the Sanctions Authorities as amended, supplemented or substituted from time to time.

"**Secured Parties**" means each Note Purchaser, the Agent, the Security Agent and any Receiver or Delegate.

"**Security**" means a mortgage, charge, pledge, *garantía mobiliaria*, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

"**Security Agent**" has the meaning given to that term in the Note Purchase Agreement.

"**Signing Date**" means the original date of the Note Purchase Agreement.

"Spain" means the Kingdom of Spain.

"Spanish Civil Code" means the Spanish *Código Civil*.

"Spanish Civil Procedural Law" means the Spanish Law 1/2000 of 7 January (*Ley 1/2000 de 7 de enero de Enjuiciamiento Civil*).

"**Spanish Companies Law**" means *Real Decreto Legislativo 1/2010, de 2 de Julio, por el que se aprueba el texto refundido de la Ley de Sociedades de Capital*, as amended, restated, supplemented or otherwise modified or replaced from time to time.

"**Spanish Insolvency Law**" means the Royal Legislative Decree 1/2020 approving the consolidated text of the Insolvency Law (*Real Decreto Legislativo 1/2020, de 5 de mayo, por el que se aprueba el texto refundido de la Ley Concursal*), as amended, restated, supplemented or otherwise modified or replaced from time to time.

"**Spanish Public Document**" means any Spanish documento público, being, among others and without limitation, either any *escritura pública* granted or any *póliza* intervened by a Spanish notary public.

"**Spanish Royal Decree 5/2005**" means *Real Decreto Ley 5/2005, de 11 de marzo, de reformas urgentes para el impulso a la productividad y para la mejora de la contratación pública*, as amended, restated, supplemented or otherwise modified or replaced from time to time.

"**Spanish Security Documents**" means the Spanish law documents governing the Spanish Transaction Security.

"**Spanish Transaction Security**" means any Transaction Security governed by Spanish law.

"**SSRCF Agreement**" means the super senior revolving credit facility agreement originally dated 23 December 2021 (as amended and/or restated from time to time) between among others Atento Luxco 1 and Atento Mexico Holdco, S. de R.L. de C.V. as original borrowers and Inter-American Investment Corporation as lender and super senior agent.

"**SSRCF Financing Documents**" means the "Financing Documents" as defined in the SSRCF Agreement.

"**Super Majority Note Purchasers**" means at any time subject to Condition 26.3 (*Non-Responding Note Purchaser ("Snooze you lose")*) Note Purchasers holding more than 66⅔ per cent. of the aggregate principal amount of the outstanding Notes.

"**Tax**" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

"**Trade Agreement**" means each supply contract, contract for the provision of services, service level agreement, master agreement or any similar or analogous agreement under which any Trade Receivables arise.

"**Trade Debtors**" means the applicable debtor in respect of the Trade Receivables.

"**Trade Receivables**" means the accounts receivable (or portion thereof), owed to the Covenant Obligors and arising under a Trade Agreement, which accounts receivable (or portion thereof to the extent applicable) are or will be subject to Transaction Security in favour of the Security Agent to secure payments under the Notes.

"**Transaction Security**" means the Security (including for the avoidance of doubt any bank account control agreement or similar arrangement) created or expressed to be created in favour of the Security Agent pursuant to the Transaction Security Documents.

"**Transaction Security Documents**" shall have the meaning given to the term "Security Documents" in the Intercreditor Agreement.

"**Transfer Certificate**" means a certificate in any form agreed between the relevant Note Purchaser and the Company.

"**Transfer Date**" means, in relation to an assignment or a transfer, the later of:

(a) the proposed Transfer Date specified in the relevant Transfer Certificate; and

(b) the date on which the Agent executes the relevant Transfer Certificate.

"**Unpaid Sum**" means any sum due and payable but unpaid by an Obligor under the Note Documents.

"**US**" and "**United States**" means the United States of America, its territories, possessions and other areas subject to the jurisdiction of the United States of America.

"**VAT**" means

(a) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(b) any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or imposed elsewhere.

1.2 **Construction**

(a) Unless a contrary indication appears, a reference in these Conditions to:

(i) "**these Conditions**" shall mean these Conditions;

(ii) any "**Note Purchaser**", any "**Obligor**", the "**Agent**", the "**Security Agent**" or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees (including the surviving entity of any merger involving that person) and, in the case of the Agent or the Security Agent, any person for the time being appointed as agent or security agent or agents or security agents in accordance with Note Documents;

(iii) a document in "**agreed form**" is a document which is previously agreed in writing by or on behalf of the Company and the Agent;

(iv) an "**agency**" of a state includes any local or other authority or other recognised body or agency, central or federal bank, department, government, legislature, minister, ministry, official or public or statutory person (whether autonomous or not) of, or of the government of, that state or any political sub-division in or of that state;

(v) an "**agreement**" includes any legally binding arrangement, contract, deed or instrument (in each case whether oral, written or entered into by way of a written offer and implicit acceptance);

(vi) an "**amendment**" includes any amendment, supplement, variation, novation, modification, replacement, restatement or amendment and restatement (however fundamental) and "amend" and "amended" shall be construed accordingly;

(vii) "**assets**" includes present and future properties, revenues and rights of every description;

(viii) a "**consent**" includes an authorisation, permit, approval, consent, exemption, licence, order, filing, registration, recording, notarisation, permission or waiver;

(ix) the "**equivalent**" in any currency (the "**first currency**") of any amount in another currency (the "**second currency**") shall be construed as a reference to the amount in the first currency which could be purchased with that amount in the second currency at the rate of exchange available to the relevant Note Purchaser for the purchase of the first currency with the second currency in the London foreign exchange market at or about 11:00 a.m. on a particular day (or at or about such time and on such date as the relevant Note Purchaser may from time to time reasonably determine to be appropriate in the circumstances);

(x) a "**guarantee**" means (other than in Condition 3 (*Guarantee and Indemnity*)) any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume indebtedness of any person or to make an investment in or loan to any person or to purchase assets where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its indebtedness;

(xi) a "**person**" includes any firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having separate legal personality);

(xii) a "**regulation**" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law, but if not having the force of law being one with which it is the practice of the relevant person to comply) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(xiii) a Note Document or any other agreement or instrument is a reference to that Note Document or other agreement or instrument as amended or novated (however fundamentally);

(xiv) a provision of law is a reference to that provision as amended or re-enacted;

(xv) a time of day is a reference to London time; and

(xvi) the singular includes the plural (and vice versa).

(b) Section, Condition and Schedule headings are for ease of reference only.

(c) Unless a contrary indication appears, a term used in any other Note Document or in any notice given under or in connection with any Note Document has the same meaning in that Note Document or notice as in these Conditions.

(d) Unless an Event of Default has occurred and is continuing, any interest accruing on any such account will be paid to the order of the Issuer.

(e) A Default or an Event of Default is "**continuing**" if it has not been remedied or waived.

(f) Any accounting or financial term shall, unless otherwise indicated, be construed in accordance with the Accounting Principles.

1.3 **Baskets, Exceptions and Exchange Rate Fluctuations**

When applying monetary limits, baskets, thresholds and other exceptions to the representations, warranties, undertaking and Events of Default, the equivalent to an amount in the Base Currency shall be calculated using a rate of exchange reasonably selected by the person making that calculation for the purchase of the relevant currency with the Base Currency in an appropriate foreign exchange market reasonably selected by such person and the Agent at or about 11:00 a.m. on the relevant date of determination or the date of the Group incurring or making the relevant disposal, acquisition, investment, lease, loan, debt or guarantee or taking other relevant action. No Event of Default or breach of any representation and warranty or undertaking shall arise merely as a result of a subsequent change in the Base Currency amount of any relevant amount due to fluctuations in exchange rates.

1.4 **Luxembourg Terms**

In these Conditions, where it relates to a Luxembourg Obligor or other Luxembourg person or the context so requires, a reference to:

(a) a "winding-up", "liquidation", "insolvency", "administration" or "dissolution" includes, without limitation, bankruptcy (*faillite*), insolvency, voluntary or judicial liquidation (*liquidation volontaire ou judiciaire*), administrative dissolution without liquidation (*dissolution administrative sans liquidation*), composition with creditors (*concordat préventif de faillite*), reprieve from payment (*sursis de paiement*), controlled management (*gestion contrôlée*), general settlement with creditors, reorganisation or similar laws affecting the rights of creditors generally;

(b) a "liquidator", "trustee in bankruptcy", "custodian", "receiver", "administrative receiver", "administrator", "compulsory manager" or other similar officer includes any:

(i) *juge-commissaire* or insolvency receiver (*curateur*) appointed under the Luxembourg commercial code (*Code de Commerce*);

(ii) *liquidateur* appointed under Articles 1100-1 to 1100-15 (inclusive) of the Luxembourg act dated 10 August 1915 on commercial companies, as amended;

(iii) *juge-commissaire* or *liquidateur* appointed under Article 1200-1 of the Luxembourg act dated 10 August 1915 on commercial companies, as amended;

(iv) *commissaire* appointed under the Grand-Ducal decree of 24 May 1935 on the controlled management regime or under Articles 593 to 614 (inclusive) of the Luxembourg commercial code (*Code de Commerce*);

(v) *juge délégué* appointed under the Luxembourg act of 14 April 1886 on the composition to avoid bankruptcy, as amended; and

(vi) *mandataire ad hoc, administrateur provisoire* or any similar officer pursuant to any insolvency or similar proceedings;

(c) a "lien" or "security interest" includes any *hypothèque, nantissement, gage, privilège, sûreté réelle, droit de retention* and any type of real security in rem (*sûreté réelle*) or

agreement or arrangement having a similar effect and any transfer of title by way of security;

(d) "by-laws" or "constitutional documents" includes its up-to-date (restated) articles of association (*statuts coordonnés*);

(e) attachments or similar creditors process means an executory attachment (*saisie exécutoire*) or conservatory attachment (*saisie arrêt*);

(f) a "set-off" includes, for purposes of Luxembourg law, legal set-off.

(g) a "person being unable to pay its debts" includes that person being in a state of cessation of payments (*cessation de paiements*) and which has lost its creditworthiness (*ébranlement de credit*); and

(h) a "director" includes a *gérant* or an *administrateur* as applicable.

1.5 **Spanish terms**

In these Conditions, where it relates to any company incorporated under the laws of Spain, a reference to:

(a) "insolvency" or an "insolvency proceeding" (*concurso* or any other equivalent legal proceeding) and any step or proceeding related to it has the meaning attributed to them under the Spanish Insolvency Law and "insolvency proceeding" includes, without limitation, the occurrence of any of the events qualifying as an objective event of insolvency pursuant to Article 2 of the Spanish Insolvency Law, the declaration of insolvency (a *declaración de concurso necesario o voluntario*) and any petition filed in accordance with Article 585 et seq. of the Spanish Insolvency Law;

(b) a "winding-up", "administration" or "dissolution" includes a *liquidación, disolución, procedimiento concursal* or any similar situation under the Spanish corporate, commercial and civil law regulation;

(c) a "composition", "assignment" or "similar arrangement" with any creditor includes a *convenio* or *plan de reestructuración* for the purposes of the Spanish Insolvency Law;

(d) a "compulsory manager", "receiver" or "administrator" includes an *administrador concursal*, *liquidador* or any other person performing a similar function appointed as a result of any proceedings described in paragraphs (a), (b) and (c) above;

(e) a "matured obligation" includes, without limitation, any *crédito líquido, vencido y exigible*;

(f) a "guarantee" includes any *garantía personal*, aval or guarantee which is independent from the debt to which it relates;

(g) a "security" includes without limitation, any security, including any *prenda*, (*con o sin desplazamiento posesorio*), *hipoteca*, any financial collateral or guarantee under Spanish law including Spanish Royal Decree 5/2005 and any other *garantía real*, *derecho de retención* or other transaction having the same effect as each of the foregoing;

(h) a person being "unable to pay its debts" includes that person being in a state of *concurso* or *insolvencia* as defined in Spanish Insolvency Law; and

(i) "set-off rights" would include to the extent legally possible the rights to compensate under the Spanish Civil Code.

1.6 **Currency Symbols and Definitions**

"**$**", "**US$**" and "**US Dollars**" mean the lawful currency for the time being of the United States of America.

1.7 **Third party rights**

(a) Unless expressly provided to the contrary in a Note Document (including the Deed of Covenant), a person who is not a party to the Note Purchase Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 (the "**Third Parties Act**") to enforce or enjoy the benefit of any term of these Conditions.

(b) Notwithstanding any term of any Note Document (but subject to the Deed of Covenant), the consent of any person who is not a party to the Note Purchase Agreement is not required to amend, rescind or vary these Conditions or any Note Document at any time.

1.8 **Personal Liability**

No personal liability shall attach to any director, officer or employee of any member of the Group for any representation or statement made by that member of the Group in any Note Document or certificate signed by a director, officer or employee save in the case of fraud in which case liability (if any) will be determined in accordance with applicable law.

1.9 **Intercreditor Agreement**

These Conditions are subject to the Intercreditor Agreement. In the event of any conflicts between these Conditions and the Intercreditor Agreement, the Intercreditor Agreement will prevail.

2. **THE NOTES**

2.1 **The Notes**

(a) The following definitions shall apply to this Condition 2.1 (*The Notes*):

"**Determination Date**" with respect to an Interest Period, means the day that is two Business Days preceding the first day of such Interest Period.

"**Interest Payment Date**" means the date falling 3 Months from the Issue Date and the last day of each successive period of 3 Months thereafter.

"**Interest Period**" means the period commencing on and including an Interest Payment Date and ending on and including the day immediately preceding the next succeeding Interest Payment Date, with the exception that the first Interest Period shall be deemed to have commenced on 30 June 2023.

"**Representative Amount**" means the greater of (i) €1,000,000 and (ii) an amount that is representative of a single transaction in the relevant market at the relevant time.

(b) **Interest**

(i) Subject to the terms of this paragraph (b), the Issuer shall pay interest on the outstanding principal amount of the Notes at a rate equal to 20.0% per annum (the "**PIK Margin**") (the aggregate thereof being the "**Applicable Rate**").

(ii) The Agent shall, as soon as practicable after 10:00 a.m. (London time) on each Determination Date, calculate the aggregate amount of interest payable in respect of the following Interest Period according to the Applicable Rate (the "**Interest Amount**"), and shall promptly notify the Note Purchasers and the Issuer of the determination of a rate of interest under these Conditions.

(iii) The Interest Amount shall be calculated by applying the Applicable Rate to the principal amount of each Note outstanding at the commencement of the Interest Period, multiplying each such amount by the actual number of days in the Interest Period concerned divided by 360. All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest thousandth of a percentage point, with five ten-thousandth of a percentage point being rounded upwards (e.g., 4.8765% (or .048765) being rounded to 4.877% (or .04877)). The determination of the Applicable Rate and the Interest Amount by the Agent shall, in the absence of willful default, bad faith or manifest error, be final and binding on all parties. In no event will the rate of interest on the Notes be higher than the maximum rate permitted by applicable law.

(iv) On the last day of each Interest Period (or any other period as agreed by the Issuer and the Agent, on the instructions of the Majority Note Purchasers) PIK Margin accrued on the Notes for that Interest Period shall not be paid in cash but shall be compounded with the principal amount of such Notes on the last day of each Interest Period, and any such interest shall after being compounded be treated as part of the principal amount of the Notes.

(v) If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

(vi) The Issuer shall pay interest (including post-petition interest in any proceeding under any bankruptcy or insolvency law) on all overdue amounts (which, during the continuation of an Event of Default shall include any and all amounts which are outstanding in respect of the Notes and under the Note Documents) at a rate that is 1 per cent. per annum higher than the then

applicable interest rate on the Notes to the extent lawful. The Issuer will pay interest (including post-petition interest in any proceeding under any bankruptcy or insolvency law) on all overdue instalments of interest, if any (without regard to any applicable grace period), at the same rate to the extent lawful. Default interest (if unpaid) arising on any overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

(vii) The Notes are in registered form without interest coupons in minimum denominations of $10,000 and multiples of $1 in excess thereof. Whilst the Notes may only be traded in minimum denominations of $10,000 and multiples of $1 in excess thereof, for the purpose of the Clearing Systems the denominations are considered as $1. For the avoidance of doubt the Clearing Systems are not required to monitor or enforce the minimum amount.

(c) **Payments**

(i) Payments shall be made in accordance with and as set forth in these Conditions (including without limitation Condition 20.3 (*Payments to the Agent*) and Condition 20.4 (*Distributions by the Agent*)).

(ii) In connection with the raising of any Note Document into a Spanish Public Document, Atento Teleservicios España S.A.U. shall act as the agent of each Obligor and is hereby authorised on behalf of each Obligor to enter into, enforce the rights of each Obligor under and represent each Obligor in respect of the granting of a Spanish Public Document.

(iii) **Covenant to Pay**

(1) ***Principal***: The Issuer shall on any date when any Notes become due to be redeemed, unconditionally pay or procure to be paid to or to the order of the Agent in dollars in same day immediately available, freely transferable and cleared funds the principal amount of the Notes becoming due for redemption on that date together with any applicable premium.

(2) ***Interest***: The Issuer shall (subject to the Conditions), until such payment (both before and after judgment), unconditionally so pay to or to the order of the Agent interest on the principal amount of the Notes outstanding as set out in the Conditions.

The Agent hereby declares that it will hold the benefit of this covenant and its proceeds on trust for itself and the applicable Note Purchasers.

(d) **Status**

The Notes are general, senior obligations of the Issuer. The Notes are treated as a single class for all purposes under these Conditions, including, without limitation, with respect to waivers, amendments, redemptions and offers to purchase, except as otherwise provided for herein.

(e) **Form**

(i) The Notes shall initially be issued in fully registered definitive form and shall be issued substantially in the form of Schedule 7 (*Form of Note*) hereto, with appropriate insertions and/or deletions. Title to Notes in registered form shall pass upon the registration of transfers in respect thereof in accordance with the provisions hereof.

(ii) All Notes shall be executed manually or by facsimile on behalf of the Issuer, by its authorised representatives. All issuances of Notes shall be in the forms prescribed in this Condition 2.1(e) and all exchanges of Notes shall be for Notes with like terms and provisions as the Notes being exchanged.

(iii) Subject to compliance with paragraph 2 of Schedule 7 (*Conditions Subsequent*) of the Note Purchase Agreement, the Notes shall be in global form and shall be subject to the applicable rules and procedures of the Clearing Systems (as defined in paragraph 2 of Schedule 7 (*Conditions Subsequent*) of the Note Purchase Agreement).

(f) **Security**

The Notes are secured by the Transaction Security subject to the terms of the Intercreditor Agreement. The Issuer shall not be required to make any notation on a Note to reflect any grant of the Transaction Security or any release, termination or discharge thereof.

(g) **Transfer or exchange**

A Note Purchaser may transfer or exchange Notes in accordance with these Conditions.

(h) **Title**

The Register shall be conclusive evidence of title to the Notes and the Note Purchaser of each Note recorded in the Register shall (except as otherwise required by a court of competent jurisdiction or applicable law) be treated as the absolute owner of such Note for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein, any writing on the Note relating thereto (other than the endorsed form of transfer) or any notice of any previous loss or theft of such Note) and no person shall be liable for so treating such Note Purchaser.

3. GUARANTEES

3.1 Guarantee and indemnity

Subject to the limitations and exceptions provided in this Condition 3 or in any Accession Deed by which it became a Guarantor, each Guarantor irrevocably and unconditionally jointly and severally:

(a) guarantees to each Note Purchaser punctual performance by each other Obligor of all that Obligor's obligations under the Note Documents;

(b) undertakes with each Note Purchaser that whenever another Obligor does not pay any amount when due under or in connection with any Note Document, that Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(c) agrees with each Note Purchaser that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that Note Purchaser immediately on demand against any cost, loss or liability it incurs as a result of an Obligor not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under any Note Document on the date when it would have been due. The amount payable by a Guarantor under this indemnity will not exceed the amount it would have had to pay under this Condition 3 if the amount claimed had been recoverable on the basis of a guarantee.

3.2 **Continuing Guarantee**

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Obligor under the Note Documents, regardless of any intermediate payment or discharge in whole or in part.

3.3 **Reinstatement**

If any discharge, release or arrangement (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is made by a Note Purchaser in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of each Guarantor under this Condition 3 will continue or be reinstated as if the discharge, release or arrangement had not occurred.

3.4 **Waiver of defences**

The obligations of each Guarantor under this Condition 3 will not be affected by an act, omission, matter or thing which, but for this Condition 3, would reduce, release or prejudice any of its obligations under this Condition 3 (without limitation and whether or not known to it or any Note Purchaser) including, except where not permitted by applicable law:

(i) any time, waiver or consent granted to, or composition with, any Obligor or other person;

(ii) the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(iii) the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(iv) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

(v) any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of a Note Document or any other document or security provided that an Obligor shall be a party thereto (including, without limitation, any change in the purpose of, any extension of or increase in the Notes or the addition of any new facility under any Note Document or other document or security);

(vi) any unenforceability, illegality or invalidity of any obligation of any person under any Note Document or any other document or security; or

(vii) any insolvency or similar proceedings.

3.5 Guarantor Intent

Without prejudice to the generality of Condition 3.4 (*Waiver of defences*) but subject to the limitations and exceptions provided in this Condition 3 or in any Accession Deed by which it became a Guarantor, each Guarantor expressly confirms that it intends that this guarantee shall extend from time to time to any (however fundamental and of whatsoever nature and whether or not more onerous) variation, increase, extension or addition of or to any of the Note Documents or amount made available under any of the Note Documents, including without limitation, for the purposes of or in connection with any of the following: business acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs and/or expenses associated with any of the foregoing.

3.6 Immediate recourse

Each Guarantor waives any right it may have of first requiring any Note Purchaser (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this Condition 3. This waiver applies irrespective of any law or any provision of a Note Document to the contrary.

3.7 Appropriations

Until all amounts which may be or become payable by the Obligors under or in connection with the Note Documents have been irrevocably paid in full, each Note Purchaser (or any trustee or agent on its behalf) may:

(i) refrain from applying or enforcing any other moneys, security or rights held or received by that Note Purchaser (or any trustee or agent on its behalf) in respect of those amounts in respect of claims made under this Condition 3, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

(ii) hold in an interest-bearing suspense account any moneys (bearing interest at market rates) received from any Guarantor in respect of claims made under this Condition 3 or on account of any Guarantor's liability under this Condition 3.

3.8 **Deferral of Guarantors' rights**

(a) Until all amounts which may be or become payable by the Obligors under or in connection with the Note Documents have been irrevocably paid in full and unless the Majority Note Purchasers otherwise directs, no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Note Documents or by reason of any amount being payable, or liability arising, under this Condition 3:

(i) to be indemnified by an Obligor;

(ii) to claim any contribution from any other guarantor of any Obligor's obligations under the Note Documents;

(iii) to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Note Purchasers under the Note Documents or of any other guarantee or security taken pursuant to, or in connection with, the Note Documents by any Note Purchaser;

(iv) to bring legal or other proceedings for an order requiring any Obligor to make any payment, or perform any obligation, in respect of which any Guarantor has given a guarantee, undertaking or indemnity under Condition 3.1 (*Guarantee and indemnity*);

(v) to exercise any right of set-off against any Obligor; and/or

(vi) to claim or prove as a creditor of any Obligor in competition with any Note Purchaser.

(b) If a Guarantor receives any benefit, payment or distribution in relation to such rights, it shall, other than to the extent such Guarantor is permitted to retain such benefit, payment or distribution in accordance with the Note Documents hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Note Purchasers by the Obligors under or in connection with the Note Documents to be repaid in full on trust (to the extent it is able to do so in accordance with any law applicable to it) for the Note Purchasers and shall promptly pay or transfer the same as the Majority Note Purchasers may direct for application in accordance with Condition 17.16 (*Rights and payments*).

3.9 **Release of Guarantors' right of contribution**

If any Guarantor (a "**Retiring Guarantor**") ceases to be a Guarantor in accordance with the terms of the Note Documents then on the date such Retiring Guarantor ceases to be a Guarantor:

(i) that Retiring Guarantor is released by each other Guarantor from any liability (whether past, present or future and whether actual or contingent) to make a

contribution to any other Guarantor arising by reason of the performance by any other Guarantor of its obligations under the Note Documents; and

(ii) each other Guarantor waives any rights it may have by reason of the performance of its obligations under the Note Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Note Purchasers under any Note Document or of any other security taken pursuant to, or in connection with, any Note Document where such rights or security are granted by or in relation to the assets of the Retiring Guarantor.

3.10 **Additional security**

This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Note Purchaser.

3.11 **Guarantee Limitations: General**

(a) Without limiting any specific exemptions set out below:

(i) no Obligor's obligations and liabilities under this Condition 3.11 and under any other guarantee or indemnity provision in a Note Document (the "**Guarantee Obligations**") will extend to include any obligation or liability; and

(ii) no Transaction Security granted by an Obligor will secure any Guarantee Obligation,

if to do so would be unlawful financial assistance (notwithstanding any applicable exemptions and/or undertaking of any applicable prescribed whitewash or similar financial assistance procedures) in respect of the acquisition of shares in itself or its Holding Company under the laws of its jurisdiction of incorporation.

(b) If, notwithstanding paragraph (a) above, the giving of the guarantee in respect of the Guarantee Obligations or Transaction Security would be unlawful financial assistance, then, to the extent necessary to give effect to paragraph (a) above, the obligations under the Note Documents will be deemed to have been split into two tranches; "Tranche A" comprising those obligations which can be secured by the Guarantee Obligations or Transaction Security without breaching or contravening relevant financial assistance laws and "Tranche B" comprising the remainder of the obligations under the Note Documents. The Tranche B obligations will be excluded from the Guarantee Obligations.

3.12 **Additional Guarantee Limitations**

Any Additional Guarantor's obligations will be subject to any limitation on the amount guaranteed or to the extent of the recourse of the beneficiaries of the guarantee which is contained in the Accession Deed (if applicable) by which that Additional Guarantor becomes a Guarantor.

3.13 **Guarantee Limitation - Luxembourg**

(a) Notwithstanding any other provisions to the contrary in these Conditions (other than paragraph (d) below) or any other Note Document, the guarantee granted by the

Guarantors incorporated in Luxembourg (the "**Luxembourg Guarantors**") under this Condition (the "**Luxembourg Guarantee**") for the obligations of any Luxembourg Obligor shall be limited at any time to an aggregate amount not exceeding the higher of:

(i) 95% of such Luxembourg Guarantor's *actif net* determined as at the date on which a demand is made under the Luxembourg Guarantee, increased by the amount of any Intra-Group Liabilities; and

(ii) 95% of such Luxembourg Guarantor's *actif net* determined as at the date of these Conditions or, determined on the date hereof, increased by the amount of any Intra-Group Liabilities.

(b) For the purpose of determining the amount of the *actif net* referred to above, the assets of the Luxembourg Guarantor will be valued at their market value rather than their book value, as determined by a bank of good repute or a Luxembourg independent auditor (*réviseur d'entreprises agréé*), to be appointed by the Agent in its absolute discretion at the cost of the Luxembourg Guarantor and instructed by the Agent to act independently. The Luxembourg Guarantor acknowledges that it is not entitled to challenge the appointment of and the valuation made by a bank of good repute or the Luxembourg independentauditor (*réviseur d'entreprises agréé*).

(c) "**Intra-Group Liabilities**" as referred to above, shall for the purposes of this Condition 3.13 mean any amounts owed by the Luxembourg Guarantor to any other member of the group of companies to which it belongs (including, for the avoidance of doubt, any amounts owed that are represented by hybrid instruments such as preferred equity certificates) and that have not been financed (directly or indirectly) by a borrowing under the Note Documents.

(d) The above guarantee limitation shall not apply to (i) any amounts borrowed by the Luxembourg Guarantor or any of its direct or indirect subsidiaries under the Note Documents, (ii) to any Transaction Security Document, or any recoveries derived from the enforcement of a Secured Party's rights under or in respect of any Transaction Security, and (iii) any amounts borrowed under the Note Documents and on-lent, or otherwise made available, to the Luxembourg Guarantor or any of its direct or indirect subsidiaries (in any form whatsoever). For the avoidance of doubt, the above guarantee limitation only applies to the Guarantee granted by a Luxembourg Obligor for the obligations of any Luxembourg Obligor that is not a direct subsidiary of the relevant Luxembourg Guarantor and shall not affect or prejudice in any way the Guarantee granted by the Luxembourg Guarantor for the obligations of any other Obligors.

3.14 Guarantee Limitation – Argentina

(a) Notwithstanding any provision of these Conditions, the Argentine Guarantor expressly waives:

(i) its rights to subrogate, pursuant to Section 917 of the Civil and Commercial Code, to any third party creditor in all or part of the rights, actions and/or warranties available to the Security Agent, in connection with the Guarantee; and hereby undertakes not to consent to the subrogation by any third party creditor (or to the survival of such subrogation) in all or a portion of such rights,

actions and/or warranties. In order to formalize the waiver and covenant, the Guarantor hereby agrees to demand the express waiver of any third-party guarantor, obligor or payer with respect hereto, of their powers to subrogate in the aforementioned rights, actions and/or warranties;

(ii) its rights to require the marshaling of the assets of the Issuer and all defenses which may be available to the Guarantor, and any requirement that the Note Purchasers or the Security Agent assert, exercise, refrain from exercising or exhaust any right, power or remedy or proceed against the Issuer under the Notes or any other agreement or instrument referred to herein or therein, or against any other person under any other guarantee of, or security for, any of the Secured Obligations, including without limitation, such defenses set forth under Article 1587 of the Argentine Civil and Commercial Code;

(iii) the benefits of section 1589 (*beneficio de división*) in respect of the payment of the any obligation under the Guarantee;

(iv) to claim that it has not obtained any direct or indirect benefit or consideration derived from the granting of the Guarantee;

(v) its right to invoke Sections 1091 (theory of unforeseen difficulties) and 1068 (obscure expressions) of the Argentine Civil and Commercial Code;

(vi) its right to file any motion or defense (except for the defense of *res judicata*, documented payment, release or extension of term granted in writing), any ancillary proceedings and/or any motion or defense against foreclosure;

(vii) its right to challenge without cause the jurisdiction of the court in which the legal proceeding was initiated and/or to file a motion seeking the posting of a performance bond or guaranty (*excepción de arraigo*);

(viii) its right to invoke section 765 of the Argentine Civil and Commercial Code to cancel the Guaranteed Obligations in a currency other than Dollars, acknowledging that such article is not applicable to payments under the Guaranteed Obligations; and to irrevocably and unconditionally waive any right it could have to claim that payments under the Guaranteed Obligations could be made in a currency other than Dollars, acknowledging that the provisions of article 765 of the Civil and Commercial Code are not mandatory but supplementary to the consent of the Parties;

(ix) its right to oppose the existence of any circumstance (including, in particular, act of god, or force majeure (including pandemic), or any similar provision under articles 955 and 1730 of the Argentine Civil and Commercial Code) that may exist in the future and that, by altering the Foreign Exchange Market or the mechanisms in force for obtaining US Dollars, may hinder, limit or increase the cost of acquiring US Dollars;

(x) its right to claim or oppose the impossibility of payment as a defense, including, without limitation, to claim or oppose the existence of hardship under Article 781(a) of the Civil and Commercial Code, the defenses available under Article 332 (*lesión*) of the Civil and Commercial Code or to claim or oppose any other

impossibility of payment in US Dollars, or any other defense or similar principle (including, without limitation, the principle of equity, impossibility of compliance under Article 1732 of the Civil and Commercial Code or abuse of the right under Article 10 of the Civil and Commercial Code); and

(xi) any rights that it may be considered to have under applicable law to request that the foreclosure be made in batches and/or the partial release of the Guarantee.

(b) Enforcement of the Guarantee against an Argentine Obligor may be limited by bankruptcy, insolvency, *concurso preventivo, acuerdo preventivo extrajudicial*, fraudulent transfer, reorganization, moratorium or similar laws relating to or affecting enforcement of creditors' rights.

(c) Enforcement of the Guarantee against an Argentine Obligor may be limited by foreign exchange regulations. Certain foreign exchange regulations restricting the purchase, sale and transfer of foreign currency are currently in place in Argentina. As a general rule, all transfers of foreign currency to Argentina and outside Argentina must be made through the local foreign exchange market ("**Mercado de Cambios**" or the "**FX Market**") and through financial institutions and exchange agencies that are authorized to make foreign exchange transactions therein. The Central Bank of Argentina is the regulatory authority in charge of the administration of the FX Market. As of the date hereof, in case of enforcement of the Argentine Guarantor obligations in Argentina, access to the FX Market would require the authorization of the Central Bank of Argentina. However, foreign exchange regulations may vary from time to time. Notwithstanding the foregoing, all payments to be made by the Argentine Guarantor under the Guarantee will be made in US Dollars. If the Guarantor: (a) does not maintain sufficient funds outside Argentina to be able to comply with its obligations under the Guarantee or (b) is unable, due to the imposition of any prohibition or restriction on access to the FX Market or similar, to acquire sufficient US Dollars with Pesos on any due date for a payment under the Guarantee, and/or the Note Documents directly in the FX Market and subsequently transfer such US Dollars abroad to comply with its payment obligations, the Argentine Guarantor will not be released from its obligation to make any payments under the Guarantee and the other Note Documents in US Dollars or outside from Argentina and no payment made in a currency other than US Dollars or in a location other than the United States of America will satisfy such obligation. If any restriction or prohibition is imposed on the Argentine Guarantor, then, at the request of the Security Agent, the Argentine Guarantor shall acquire US Dollars as follows: (i) by acquiring with Pesos public debt instruments denominated in Dollars or any other debt instruments, public or private, or securities listed in Argentina denominated in Dollars, for the subsequent transfer and sale of such instruments or securities outside Argentina in exchange for US Dollars; or (ii) by acquiring US Dollars in the City of New York, London or any other city or market where such currency may be acquired with any legal tender, or (iii) by acquiring US Dollars through any other legal mechanism or procedure existing in the Republic of Argentina or abroad for the acquisition of Dollars in any exchange market; provided that any such acquisitions do not violate any applicable law. Any taxes, expenses and/or costs resulting from the above procedures will be borne by the Argentine Guarantor.

(d) Under Argentine law, the contractual obligations such as those assumed by guarantors are considered to be ancillary obligations (*obligaciones accesorias*) to the principal

obligations that they secure and therefore the same may only exist to the extent that the obligations of the principal obligor are valid.

(e) The granting of guarantees securing obligations of controlling entities or controlling entities' subsidiaries (upstream guarantee) or other third parties must fall within the grantor's corporate purpose and must be supported by reasonable and adequate consideration or corporate benefit. If the granting of guarantees to third parties is not expressly provided in the grantor's corporate purpose, such requirement may be deemed to be complied with by the approval or ratification of the granting of such guarantee by a shareholders meeting of the grantor. Upstream guarantees or third parties' guarantees lacking such reasonable and adequate consideration or corporate benefit, or lacking compliance with such other requirements, may be challenged, mainly in the event of insolvency and, therefore, may be held null and void. The assessment of whether or not such requirements are met or not, largely depend on factual considerations and is to be determined by the courts on a case-by-case basis.

3.15 **Guarantee Limitation - Brazil**

(a) Notwithstanding any provision of these Conditions, each Brazilian Guarantor unconditionally and irrevocably waives, to the fullest extent permitted under the laws of Brazil, any benefit it may be entitled to under Articles 366, 827, 829, 830, 834, 835, 838, 839 and 844, §1st of the Brazilian Civil Code and Article 794 of the Brazilian Civil Procedure Code.

(b) Enforcement of the Guarantee (*garantia fidejussória)* against a Brazilian Guarantor may be limited by bankruptcy, insolvency, liquidation, reorganization and other laws of general application relating or affecting the rights of creditors; in particular, if the obligation under the guarantee given by a Brazilian Guarantor is deemed to be a free of charge obligation (*obrigação a título gratuito*).

3.16 **Guarantee Limitation – Colombia**

(a) Notwithstanding any provision of these Conditions, each Colombian Guarantor unconditionally and irrevocably waives, to the fullest extent permitted under the laws of Colombia,

(b) any benefit it may be entitled to under Articles 2365, 2383 and 2384 of the Colombian Civil Code;

(c) promptness or notice of presentment, demand, dishonor, non-payment, protest or other default with respect to any of the obligations guaranteed by it;

(d) to claim that it has not obtained any direct or indirect benefit or consideration derived from the granting of this Guarantee; and

(e) any requirement that the Note Purchasers or the Security Agent take any action whatsoever against the Obligors or any other Person (including the Guarantor) or file any claim in the event of the bankruptcy of the Issuer, the Guarantors or any other Person.

3.17 **Guarantee Limitation – Chile**

(a) Notwithstanding any provision of these Conditions, each of the Chilean Guarantors expressly waives the benefits of prior foreclosure against the principal debtor (*beneficio de excusión*) and shared foreclosure (*beneficio de división*) in respect of this Guarantee.

(b) Enforcement of the Guarantee against a Chilean Guarantor may be limited to bankruptcy, insolvency, liquidation, reorganization and other laws of general application relating or affecting the rights of creditors.

3.18 **Guarantee Limitation – Mexico**

(a) Upon issuance of an insolvency judgment (*concurso mercantil*) declaration against the Mexican Obligors, the unsecured obligations (*obligaciones sin garantía real*) of such Mexican Obligors under the Note Documents (i) would be converted into Mexican pesos at the exchange rate prevailing at the time of the insolvency judgment and then from Mexican pesos into Unidades de Inversión ("UDIs"), a Mexican inflation-pegged accounting unit, and would not be adjusted to take into account any devaluation of the Mexican peso relative to the U.S. dollar occurring after such conversion; (ii) would be subject to the outcome of, and priorities recognized in, the Mexican Insolvency Law; (iii) would cease to accrue interest from the date a insolvency proceeding is declared; and (iv) would be subject to certain statutory preferences, including tax, social security and labor claims and claims of secured creditors.

(b) In the event that proceedings are brought in Mexico to enforce Mexican Obligors' obligations under the Note Documents, the obligations would not be discharged in a currency other than the Mexican peso. Pursuant to Mexican law, an obligation in a currency other than the Mexican peso, which is payable in Mexico, may be satisfied in the Mexican currency at the rate of exchange in effect on the date on which payment is made. Such rate of exchange is currently determined by Banco de México each business day in Mexico and published the following business banking day in the Official Gazette of Mexico (*Diario Oficial de la Federación*).

(c) Under Mexican law, the contractual obligations such as those assumed by guarantors are considered to be ancillary obligations (*obligaciones accesorias*) to the principal obligations that they secure and therefore the same may only exist to the extent that the obligations of the principal obligor are valid.

3.19 **Guarantee Limitations - Peru**

(a) Notwithstanding any provision of these Conditions, and for the avoidance of any interpretation to the contrary, the Peruvian Guarantor unconditionally and irrevocably waives, to the fullest extent permitted under the laws of Peru:

   (i) any preliminary defense, restriction on liability, or benefit it may be entitled to under Articles 1876°, 1879° (*beneficio de excusión*), 1883°, 1885° (*derecho de oposición*), 1887° (*beneficio de división*), 1895°, 1897°, 1899°, 1900°, 1901° and 1902° of the Peruvian Civil Code;

(ii) promptness or notice of presentment, demand, dishonor, non-payment, protest, or other default with respect to any of the obligations guaranteed by it;

(iii) to claim that it has not obtained any direct or indirect benefit or consideration derived from the granting of the Guarantee; and

(iv) any requirement that the Note Purchasers or the Security Agent take any action whatsoever against the Obligors or any other Person (including the Guarantor) or file any claim in the event of the bankruptcy of the Issuer, the Guarantors or any other Person.

(b) Enforcement of the Guarantee against a Peruvian Guarantor may be limited to bankruptcy, insolvency, liquidation and other laws of general and mandatory application relating or affecting the rights of creditors.

(c) The Guarantee provided hereunder by the Peruvian Guarantor is independent and shall not be affected or limited by any other guarantee, security interest or collateral granted by the Peruvian Guarantor to secure the Notes.

3.20 Successors and assigns

This Condition 3 shall be binding upon each Guarantor and its successors and assigns and shall inure to the benefit of the successors and assigns of the Note Purchasers and, in the event of any transfer or assignment of rights by any Note Purchaser, the rights and privileges conferred upon that party in these Conditions shall automatically extend to and be vested in such transferee or assignee, all subject to the terms of these Conditions. Each party hereby agrees and undertakes to execute and deliver all such documents and do all such ministerial acts and things which are legally required to fully and effectively give effect to this Condition 3.20 and that are not inconsistent with these Conditions.

4. OPTIONAL REDEMPTION

The Company may redeem all or, from time to time, a part of the Notes upon not less than three Business Days' notice (which notice may be conditional), at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus Additional Amounts, accrued and unpaid interest on the Notes being redeemed, if any, to the applicable redemption date (subject to the right of holders of record of the Notes on the relevant record date to receive interest on the relevant interest payment date).

5. MANDATORY REDEMPTION

5.1 Redemption at maturity

Unless previously redeemed, purchased or cancelled, the Notes will be redeemed at their principal amount together with Additional Amounts and accrued but unpaid interest on the Final Maturity Date.

5.2 Exit

Upon the occurrence of a Change of Control, the Issuer shall promptly notify the Note Purchasers of that event and, if a Note Purchaser requires that the Issuer redeems the

Notes held by such Note Purchaser and notifies the Issuer of the same within 30 days after its receipt of the notice from the Issuer, the Issuer shall redeem the Notes held by that Note Purchaser in full at their aggregate principal amount, plus any Additional Amounts, accrued and unpaid interest on the Notes being redeemed, if any, to the applicable redemption date (subject to the right of holders of record of the Notes on the relevant record date to receive interest on the relevant interest payment date).

6. RESTRICTIONS

6.1 Prepayment and redemption in accordance with Conditions

The Issuer shall not redeem or repurchase all or any part of the Notes except at the times and in the manner expressly provided for in these Conditions.

6.2 Reserved

7. TAX GROSS-UP AND INDEMNITIES

7.1 Definitions

"**Protected Party**" means a Note Purchaser which is or will be subject to any liability or required to make any payment for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under any Note Document.

"**Qualifying Note Purchaser**" means:

(i) a Note Purchaser (other than a Treaty Note Purchaser) which is beneficially entitled to interest payable to that Note Purchaser in respect of an advance under a Note Document and which fulfils the conditions imposed by the laws of Luxembourg in order for a payment under a Note Document not to be subject to (or as the case may be, to be exempt from) any Tax Deduction; or

(ii) a Treaty Note Purchaser.

"**Tax Credit**" means a credit against, relief from, or rebate of, refund of, or repayment or remission of any Tax.

"**Tax Deduction**" means a deduction or withholding for or on account of Tax from a payment under a Note Document, other than a FATCA Deduction.

"**Tax Payment**" means either an increased payment made by an Obligor to a Note Purchaser under Condition 7.2 (*Tax gross-up*) or a payment made under Condition 7.3 (*Tax indemnity*).

"**Treaty Note Purchaser**" means a Note Purchaser which:

(i) is treated as resident of a Treaty State for the purposes of the relevant Treaty; and

(ii) does not carry on business in Luxembourg through a permanent establishment, fixed place of business or permanent representative with which that Note Purchaser's holding of Notes is effectively connected; and

(iii) fulfills any other conditions which must be fulfilled under the Treaty by residents of that Treaty State for such residents to obtain full exemption from taxation on interest imposed by Luxembourg on interest payable to them in respect of an advance under the Notes Documents, subject to the completion of any necessary procedural formalities.

"**Treaty State**" means a jurisdiction having a double taxation agreement (a "Treaty") with Luxembourg which makes provision for full exemption from Tax imposed by Luxembourg on any payment under a Note Document.

7.2 Tax gross-up

(a) Each Obligor must make all payments to be made by it under the Note Documents without any Tax Deduction, in each case unless a Tax Deduction is required by law.

(b) If an Obligor or a Note Purchaser becomes aware that an Obligor is required by law to make a Tax Deduction (or that there is a change in the rate or the basis of any Tax Deduction) it shall as soon as is reasonably practicable notify the affected parties.

(c) If an Obligor is required by law to make a Tax Deduction it shall make that Tax Deduction in the minimum amount required by law and shall make any payment required in connection with any Tax Deduction within the time period required by law.

(d) If a Tax Deduction is required by law to be made by an Obligor the amount of the payment due from such Obligor shall be increased to an amount which leaves (after the making of that Tax Deduction) an amount equal to the payment which would have been due if no such Tax Deduction had been required.

(e) Within thirty days after making any Tax Deduction or a payment which it is required to make in connection with any Tax Deduction, the Obligor making that Tax Deduction or payment shall deliver to the relevant Note Purchaser, a statement under section 975 of the ITA (in respect of a Tax Deduction made by an Obligor incorporated in the UK) or an original receipt or certified copy thereof, or, if unavailable, evidence satisfactory to that party (acting reasonably) that the Tax Deduction has been made or (as applicable) that any payment which is required in connection with any Tax Deduction has been made to the relevant Tax authority.

(f) No Obligor is required to make any increased payment to a Note Purchaser under paragraph (d) above if at the time that Tax Deduction is made:

(i) the payment could have been made to the relevant Note Purchaser without a Tax Deduction if that Note Purchaser had been a Qualifying Note Purchaser, but on that date that Note Purchaser is not, or has ceased to be, a Qualifying Note Purchaser in respect of that payment, unless that Note Purchaser has ceased to be a Qualifying Note Purchaser in respect of that payment as a result of a change in any law or double taxation agreement or any published practice or published concession of any relevant Tax authority binding on such Note

Purchaser, in each case after the date on which it became a Note Purchaser under these Conditions; or

(ii) that Note Purchaser has not complied with its obligations under Condition 7.7 (*Filings*) and the payment could have been made to the relevant Note Purchaser without a Tax Deduction if the Note Purchaser had complied with its obligations under Condition 7.7 (*Filings*); or

(iii) such Tax Deduction is required pursuant to the so-called Luxembourg Relibi law dated 23 December 2005, as amended.

7.3 **Tax indemnity**

(a) Except as provided by paragraph (b) below, the Company shall, or shall procure that another member of the Group will, within ten Business Days of written demand by any Note Purchaser, pay to a Protected Party an amount equal to any loss or liability or cost which that Protected Party determines in good faith will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in relation to a payment received or receivable from an Obligor under a Note Document.

(b) Paragraph (a) above shall not apply:

(i) with respect to any Tax assessed on a Note Purchaser under the laws of the jurisdiction in which:

(A) that Note Purchaser is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Note Purchaser is treated as resident for Tax purposes;

(B) that Note Purchaser has a permanent establishment to which income under the Note Documents is attributed in respect of amounts received or receivable in that jurisdiction; or

(C) that Note Purchaser's facility office is located in respect of amounts received or receivable in that jurisdiction,

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Note Purchaser and franchise taxes imposed on it (in lieu of net income Taxes); or

(ii) if and to the extent that any such loss, liability or cost:

(A) is compensated for by an increased payment pursuant to paragraph (d) of Condition 7.2 (*Tax gross-up*) or would have been so compensated but for the operation of paragraph (f) of Condition 7.2 (*Tax gross-up*);

(B) is related to a FATCA Deduction required to be made by a party;

(C) is suffered or incurred by a Note Purchaser as a result of such Note Purchaser's failure to comply with its obligations under Condition 7.7 (*Filings*) or Condition 7.8 (*Note Purchaser Confirmations*); or

(D) (for the avoidance of doubt) is suffered or incurred with respect to any Bank Levy (or any payment attributable to, or liability arising as a consequence of, a Bank Levy).

(c) A Protected Party making, or intending to make, a claim under paragraph (a) above shall promptly notify the Company of the event which will give, or has given, rise to the claim.

7.4 **Tax Credit**

If an Obligor makes a Tax Payment and the relevant Note Purchaser determines, acting in good faith, that it has obtained and utilised a Tax Credit which is attributable to that Tax Payment (or an increased payment of which that Tax Payment forms part), that Note Purchaser shall pay to the relevant Obligor such amount as that Note Purchaser determines, acting in good faith, will leave that Note Purchaser (after that payment) in the same after-Tax position as it would have been in if the Tax Payment had not been made by that Obligor.

7.5 **Stamp Taxes**

The Company shall, or shall procure that another member of the Group will, within ten Business Days of demand by a Note Purchaser, indemnify each Note Purchaser against any cost, loss or liability that Note Purchaser incurs in relation to any stamp duty, registration or other similar Tax payable in connection with any Note Document, except:

(a) any Luxembourg registration duties (*droits d'enregistrement*) payable in the case of voluntary registration of the Note Documents by a Note Purchaser with the *Administration de l'Enregistrement, des Domaines et de la TVA* in Luxembourg, or registration of the Note Documents in Luxembourg when such registration is not required to enforce the rights of that Note Purchaser under the Note Documents; or

(b) any stamp duty, registration or other similar Taxes payable in respect of an assignment, novation, transfer or sub-participation of a Note (or part thereof) by that Note Purchaser.

7.6 **Value Added Tax**

(a) All amounts expressed to be payable under a Note Document by any party under a Note Document to a Note Purchaser which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly, subject to paragraph (b) below, if VAT is or becomes chargeable on any supply made by any Note Purchaser to any party under a Note Document and such Note Purchaser is required to account to the relevant tax authority for the VAT, that party must pay to such Note Purchaser (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT (and such Note Purchaser must promptly provide an appropriate VAT invoice to that party).

(b) If VAT is or becomes chargeable on any supply made by any Note Purchaser (the "**Supplier**") to any other Note Purchaser (the "**Recipient**") under a Note Document, and any party other than the Recipient (the "**Relevant Party**") is required by the terms

of any Note Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration):

(i) (where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Recipient must (where this paragraph (i) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and

(ii) (where the Recipient is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.

(c) Where a Note Document requires any party to reimburse or indemnify a Note Purchaser for any cost or expense, that party shall reimburse or indemnify (as the case may be) such Note Purchaser for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such Note Purchaser reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(d) Any reference in this Condition 7.6 to any party shall, at any time when such party is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the representative member of such group at such time (the term "representative member" to have the same meaning as in the Value Added Tax Act 1994 or as referred in Article 11 of the Council Directive 2006/112/EC).

(e) In relation to any supply made by a Note Purchaser to any party under a Note Document, if reasonably requested by such Note Purchaser, that party must promptly provide such Note Purchaser with details of that party's VAT registration and such other information as is reasonably requested in connection with such Note Purchaser's VAT reporting requirements in relation to such supply.

7.7 **Filings**

A Treaty Note Purchaser and each Obligor which makes a payment to which a Treaty Note Purchaser is entitled shall cooperate in completing any procedural formalities necessary for that Obligor to obtain authorisation to make that payment without a Tax Deduction.

7.8 **Note Purchaser confirmations**

Each Note Purchaser which becomes a holder of a Note after the Issue Date shall notify in writing the Company, as soon as reasonably practicable after it acquires the Notes, whether it is:

(a) not a Qualifying Note Purchaser;

(b) a Qualifying Note Purchaser (other than a Treaty Note Purchaser); or

(c) a Treaty Note Purchaser,

if a New Note Purchaser fails to do so then such Note Purchaser shall be treated for the purposes of this Condition as if it is not a Qualifying Note Purchaser until such time as it notifies the Company which category applies. For the avoidance of doubt, a Transfer Certificate shall not be invalidated by any failure of a Note Purchaser to comply with this Condition.

7.9 **FATCA Information**

(a) Subject to paragraph (c) below, each party under a Note Document shall, within ten Business Days of a reasonable request by another party under a Note Document:

(i) confirm to that other party whether it is:

(A) a FATCA Exempt Party; or

(B) not a FATCA Exempt Party; and

(ii) supply to that other party such forms, documentation and other information relating to its status under FATCA as that other party reasonably requests for the purposes of that other party's compliance with FATCA; and

(iii) supply to that other party such forms, documentation and other information relating to its status as that other party reasonably requests for the purposes of that other party's compliance with any other law, regulation or exchange of information regime.

(b) If a party confirms to another party pursuant to paragraph (a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, that party shall notify that other party reasonably promptly.

(c) Paragraph (a) above shall not oblige any party to do anything which would or might in its reasonable opinion constitute a breach of:

(i) any law or regulation;

(ii) any fiduciary duty; or

(iii) any duty of confidentiality.

(d) If a party fails to confirm its status or to supply forms, documentation or other information requested in accordance with paragraph (a) above (including, for the avoidance of doubt, where paragraph (c) above applies), then if that party failed to confirm whether it is (and/or remains) a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with paragraph (a)(i) or (a)(ii) above (including, for the avoidance of doubt, where paragraph (c) above

applies), then such party shall be treated for the purposes of the Note Documents as if it is not a FATCA Exempt Party until such time as the party in question provides the requested confirmation, forms, documentation or other information.

7.10 FATCA Deduction

(a) Each party under a Note Document may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction

(b) Each party under a Note Document shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction) notify the party to whom it is making the payment and, in addition, shall notify the Company who shall notify the other Note Purchasers.

8. OTHER INDEMNITIES

8.1 Currency indemnity

(a) If any sum due from an Obligor under the Note Documents (a "**Sum**"), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the "**First Currency**") in which that Sum is payable into another currency (the "**Second Currency**") for the purpose of:

(i) making or filing a claim or proof against that Obligor; or

(ii) obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings against the Obligor,

(b) then that Obligor shall as an independent obligation, within three Business Days of receipt of a demand, indemnify each Note Purchaser and each other Secured Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum; provided that if the amount produced or payable as a result of the conversion is greater than the relevant Sum due, the relevant Note Purchaser will, unless an Event of Default has occurred and is continuing, refund any such excess amount to the relevant Obligor.

(c) Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Note Documents in a currency or currency unit other than that in which it is expressed to be payable.

8.2 Other indemnities

(a) The Company shall (and shall procure that each other Obligor will), within three Business Days of receipt of a demand (which demand must be accompanied by reasonable calculations or details of the amount demanded), indemnify each Note Purchaser and each other Secured Party against any cost, loss or liability incurred by it as a result of:

(i) the occurrence of any Event of Default;

(ii) a failure by an Obligor to pay any amount due under a Note Document on its due date;

(iii) funding, or making arrangements to fund, its purchase of the Notes but not made by reason of the operation of any one or more of the provisions of the Note Documents (other than by reason of default or negligence by that Note Purchaser alone);

(iv) the Notes not being redeemed in accordance with a notice of redemption given by the Company or the Company.

8.3 Indemnity to the Agent and Security Agent

The Company shall promptly indemnify the Agent and the Security Agent against:

(a) any reasonable third party cost, loss or liability incurred by the Agent or the Security Agent (acting reasonably) as a result of:

(i) investigating any event which it reasonably believes is a Default;

(ii) acting or relying on any notice, request or instruction from an Obligor, an Affiliate of an Obligor, or from the management of any member of the Group which it reasonably believes to be genuine, correct and appropriately authorised; or

(iii) instructing lawyers, accountants, tax advisers, surveyors or other professional advisers or experts as permitted under these Conditions; and

(b) any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by the Agent or the Security Agent (otherwise than by reason of its gross negligence or wilful misconduct to the extent determined in a final judgment of a court of competent jurisdiction) (or, in the case of any cost, loss or liability pursuant to Condition 20.13 (*Disruption to Payment Systems etc.*) notwithstanding its gross negligence but not including any claim based on its fraud to the extent determined in a final judgment of a court of competent jurisdiction) in acting as Agent or Security Agent under the Note Documents.

9. MITIGATION BY THE NOTE PURCHASERS

9.1 Mitigation

(a) Each Note Purchaser shall, in consultation with the Company, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, Condition 7 (*Tax Gross-Up and Indemnities*) including (but not limited to) transferring its rights and obligations under the Note Documents to another Affiliate.

(b) Paragraph (a) above does not in any way limit the obligations of any Obligor under the Note Documents.

9.2 **Limitation of liability**

(a) The Company shall (or shall procure that an Obligor will) promptly indemnify each Note Purchaser, the Agent and the Security Agent for all costs and expenses reasonably incurred by any of them as a result of steps taken by it under Condition 9.1 (*Mitigation*).

(b) None of the Note Purchaser, the Agent nor the Security Agent is obliged to take any steps under Condition 9.1 (*Mitigation*) if, in its opinion (acting reasonably), to do so might be prejudicial to it in any material respect.

10. **COSTS AND EXPENSES**

10.1 **Transaction expenses**

The Company shall promptly on demand after receipt of the corresponding invoice pay (or shall procure that an Obligor will pay) each Note Purchaser and the Security Agent the amount of all reasonable third party costs and expenses (including legal fees and notarial costs) properly incurred by any of them (and, in the case of the Security Agent, by any Receiver or Delegate) in connection with the negotiation, preparation, printing, execution and perfection of:

(a) the Note Documents executed on or prior to the Signing Date; and

(b) any other Note Documents (other than Transfer Certificates) executed after the Signing Date,

on a basis and up to an amount as agreed between the Original Note Purchasers and the Company from time to time, provided that where any such arrangement or agreement on costs and expenses has been made, the Company shall comply with its obligations under this Clause 10.1 in accordance with, and to the extent of, such arrangement or agreement.

10.2 **Amendment costs**

If an Obligor requests an amendment, waiver or consent in relation to a Note Document or any release of any Transaction Security, the Company shall, within ten Business Days of demand after receipt of the corresponding invoice, reimburse (or procure reimbursement of) each Note Purchaser, the Agent and the Security Agent for the amount of all reasonable third party costs and expenses (including legal fees and notarial costs subject to any agreed caps) incurred by that Note Purchaser, Agent or the Security Agent (and, in the case of the Security Agent, by any Receiver or Delegate) in responding to, evaluating, negotiating or complying with that request or requirement.

10.3 **Enforcement and preservation costs**

The Company shall, on demand, pay (or procure payment) to each Note Purchaser the amount of all costs and expenses (including legal fees and notarial costs) incurred by the Security Agent on behalf of that Note Purchaser in connection with the enforcement of or the preservation of any rights, powers and remedies under any Note Document and the Transaction Security and any proceedings instituted by or against

the Security Agent as a consequence of taking or holding the Transaction Security or enforcing these rights.

10.4 Transfer costs and expenses

If a Note Purchaser assigns or transfers any of its rights, benefits or obligations under the Note Documents no member of the Group shall be required to pay any fees, costs, expenses or other amounts relating to or arising in connection with that assignment or transfer. For the avoidance of doubt the foregoing shall not apply to any amendment of any Note Document or any perfection or amendment of the Transaction Security which is required as a result.

10.5 Reserved

10.6 Agency and Security Agent fee

The Company shall pay (or procure there is paid) to:

(a) the Agent (for its own account) an agency fee in the amount and at the times agreed in a Fee Letter; and

(b) the Security Agent (for its own account) a security agency fee in the amount and at the times agreed in a Fee Letter,

provided that, in each case, such fee shall not be payable if the Issue Date does not occur.

11. INFORMATION UNDERTAKINGS

The undertakings in this Condition 11 remain in force from the Signing Date for so long as any amount is outstanding under the Note Documents.

11.1 Reporting

The Company shall comply with the information undertakings set out in Schedule 3 (*Information Undertakings*).

11.2 Provision of Compliance Certificates

The Company shall supply a copy to the Agent of any Compliance Certificate which it delivers to the agent in respect of the New 2025 Notes within 10 Business Days of the end of each Month (commencing with the Month ending 31 July 2023).

11.3 Information: miscellaneous

The Company shall, or shall procure that another member of the Group will, supply to each Note Purchaser:

(a) at the same time as they are dispatched, copies of all documents dispatched by the Company to its shareholders generally (or any class of them) or dispatched by the Company or any Obligors to its creditors generally (or any class of them) by reason of financial difficulty;

(b) promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against any member of the Group or its assets, and which are reasonably likely to be adversely determined, and if adversely determined, could reasonably be expected to have a Material Adverse Effect;

(c) promptly on request, such further information regarding the financial condition of the Group and/or any member of the Group as a Note Purchaser may reasonably request; and

(d) promptly upon request by the Agent (on the instructions of Majority Note Purchasers) and otherwise within 10 Business Days of the end of each Month, a reasonably detailed breakdown of the Collateral Value referred to in the most recent Compliance Certificate delivered by the Company, broken down between relevant assets and jurisdictions in form and substance similar to the information provided to the Original Note Purchasers relating to such assets prior to the Issue Date (and provided that on request by the Agent (on the instructions of the Majority Note Purchasers, acting reasonably) the Company shall be required to engage a third party valuer or advisor in connection therewith subject to such valuer or advisor agreeing reasonably satisfactory engagement terms with the Company including as to fees).

11.4 **Notification of default**

(a) Each Obligor shall notify each Note Purchaser of any Default that is continuing (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence.

(b) Promptly upon a request by a Note Purchaser (if it has reasonable grounds for believing that a Default is continuing), the Company shall supply to the Note Purchasers a certificate signed by one authorised signatory on its behalf certifying that, so far as it is aware, no Default is continuing (or, if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

11.5 **"Know your customer" checks**

(a) If:

(i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the Issue Date;

(ii) any change in the status of an Obligor or the composition of the shareholders of an Obligor after the Issue Date; or

(iii) a proposed transfer by a Note Purchaser of any of its rights and/or obligations under the Note Documents prior to such transfer,

obliges any Note Purchaser (or, in the case of paragraph (iii) above, any prospective new Note Purchaser) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information required by it is not otherwise available to it, each Obligor shall promptly upon the request of any Note Purchaser supply, or procure the supply of, such documentation and other evidence as

is reasonably requested by any Note Purchaser (for itself or, in the case of the event described in paragraph (iii) above, on behalf of any prospective new Note Purchaser) in order for such Note Purchaser or, in the case of the event described in paragraph (iii) above, any prospective new Note Purchaser to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Note Documents.

(b) The Company shall, by not less than 5 Business Days' prior written notice to the Note Purchasers, notify the Note Purchasers of its intention to request that one of its Subsidiaries becomes an Additional Obligor pursuant to Condition 16 (*Changes to the Obligors*).

(c) Following the giving of any notice pursuant to paragraph (b) above, if the accession of such Additional Obligor obliges any Note Purchaser to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, the Company shall promptly upon the request of any Note Purchaser supply, or procure the supply of, such documentation and other evidence as is reasonably requested by any Note Purchaser (for itself or on behalf of any prospective new Note Purchaser) in order for such Note Purchaser or any prospective new Note Purchaser to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the accession of such Subsidiary to the Notes as an Additional Obligor.

11.6 Public Information

(a) Notwithstanding anything to the contrary in any Note Document (including, without limitation, all notices delivered pursuant to Condition 11.3 hereof):

   (i) if any document, information or notification which the Issuer or other Obligor is required to provide or deliver under these Conditions or any other provisions in a Note Document may be regarded as (or is or is likely to constitute or contain) Material Non-Public Information (each a "**Communication**"), the Issuer shall first notify the Agent in writing that such a Communication which that Issuer or Obligor is required to deliver contains (or is or is likely to constitute or contain) Material Non-Public Information. Any Note Party shall have the right to inform the Issuer whether it wishes to receive such Communication and instruct the Issuer to whom such Communication shall be delivered;

   (ii) if a Note Party has refused to receive such Material Non-Public Information, the Obligors shall be obliged to deliver the Communication only to the extent that it does not contain Material Non-Public Information;

   (iii) if a Note Party directs the Issuer to deliver any Material Non-Public Information, or does not confirm to the Issuer whether it wishes to receive the relevant Communication pursuant to paragraph (i) above, the Obligors shall not be obliged to share any Material Non-Public Information with any Note Party if the Issuer in good faith determines that such sharing of Material Non-Public Information will result in a breach of any law or regulation or similar rule to

which it is subject that restricts sharing of the Material Non-Public Information; and

(iv) in each case, no Default or Event of Default will arise by virtue of any Obligor failing to deliver any such information or Communication to any Note Party in the absence of a notification from such Note Party that it wishes to receive the relevant Communication under paragraph (i) above or if such Note Party shall have given a notification to the Issuer under paragraph (ii) above or if such delivery will result in a breach of any law or regulation or similar rule to which it is subject that restricts sharing of the Material Non-Public Information.

(b) For the purpose of this Condition:

"**Material Non-Public Information**" means any information in relation to the Issuer or the Group that has not been disseminated in a manner making it available to investors generally (including, without limitation, in the most recent annual or interim report of the Issuer) and which constitutes material non-public information or inside information as defined in any law or regulation or similar rule (including any listing rules or regulations of any applicable securities exchange).

11.7 Budget Compliance

(a) The Issuer shall provide to the Agent and the Noteholders a Budget:

(i) on each of the Initial Issue Date, the Tranche 2 Date and the Tranche 3 Date, as required by Clause 9 (*Conditions*) of the Note Purchase Agreement; and

(ii) for so long as the Notes remain outstanding, on each Thursday after the delivery of each Budget previously delivered to the Agent and the Noteholders,

and each such Budget shall be the then-applicable Budget for the purposes of the Note Documents during the period immediately following its delivery to the Agent and the Noteholders until a subsequent Budget is delivered in accordance with these Conditions.

(b) Each such delivery shall contain a reconciliation report and a variance report with respect to each of the most recently delivered Budget and the initial Budget, which shall (x) compare the actual cash receipts and disbursements projected in such Budget for such period, (y) indicate the percentage variance, if any, of actual results of aggregate cash receipts and aggregate cash disbursements versus projections therefor for such period, together with an explanation for such variance, and (z) be in a form satisfactory to the Majority Note Purchasers.

12. FINANCIAL COVENANTS

12.1 Reserved

12.2 Reserved

12.3 Reserved

12.4 Reserved

12.5 Cash Inflows and Outflows.

The Company (i) shall not permit the actual cash inflows of the Group (as evidenced by any Budget) during any weekly period to be less than 85% of the projected cash inflows of the Group for such period set out in the prior Budget delivered pursuant to the requirements of Condition 11.7 (*Budget Compliance*) and shall not permit the actual cash outflows of the Group (excluding any fees paid to advisors (of the Group, its Holding Companies, or any third party) (as evidenced by any Budget) during any weekly period to exceed 115% of the projected cash outflows of the Group for such period set out in prior Budget delivered pursuant to the requirements of Condition 11.7 (*Budget Compliance*) and (ii) shall give the Agent notice immediately after any the Company is aware that the Company and the Group are not in compliance with this covenant.

13. GENERAL UNDERTAKINGS

The undertakings in this Condition 13 remain in force from Signing Date for so long as any amount is outstanding under the Note Documents.

13.1 General undertakings

Each Obligor shall comply with the covenants set out in Schedule 4 (*General Undertakings*).

13.2 Authorisations

Each Obligor shall promptly obtain, comply with and do all that is necessary to maintain in full force and effect any Authorisation required under any law or regulation of a Relevant Jurisdiction to:

(a) enable it to perform its obligations under the Note Documents to which it is a party;

(b) ensure (subject to the Legal Reservations and Perfection Requirements) the legality, validity and enforceability in all material respects and admissibility in evidence of any Note Document to which it is a party; and

(c) carry on its business where failure to do so has or could reasonably be expected to have a Material Adverse Effect.

13.3 **Compliance with laws**

Each Obligor shall comply in all respects with all laws to which it may be subject, if failure so to comply has a Material Adverse Effect.

13.4 **Centre of Main Interest**

Each Obligor shall not take any positive action to deliberately change the location of its Centre of Main Interest, for the purposes of the Regulation where that change would be reasonably likely to be materially adverse to the interests of the Note Parties.

13.5 **Anti-Corruption law and Sanction**

(a) Each Obligor shall (and the Company shall ensure that each other member of the Group will):

(i) conduct its businesses in compliance with applicable Anti-Corruption Laws and applicable Sanctions; and

(ii) maintain policies and procedures reasonably designed to promote and achieve compliance with such applicable Anti-Corruption Laws and applicable Sanctions.

(b) Each Obligor shall (and the Company shall ensure that each other member of the Group will) procure that, so far as it is able, any director or officer acting on behalf of the foregoing, is not a Sanctioned Person and does not act on behalf of a Sanctioned Person in violation of any Sanctions.

(c) Each Obligor shall (and the Company shall ensure that each other member of the Group will):

(i) not use any revenue or benefit derived from any activity or dealing with a Sanctioned Person or in a Sanctioned Country in discharging any obligation due or owing to the Note Purchasers to the extent that such activity or dealing is not permitted pursuant to a general or specific license from OFAC, any license or authorization from HM Treasury, the European Union, or any European Union Member State, or any other registration, authorization, permit, license exemption, or license from any other applicable governmental authority; and

(ii) to the extent permitted by law as soon as reasonably practicable after becoming aware of them supply to the Agent reasonable details of any claim, action, suit, proceedings or investigation that is formally commenced against it with respect to Sanctions by any applicable Sanctions Authority.

(d) Each Obligor shall not (and the Company shall ensure that no member of the Group will):

(i) permit or authorise any other person to, directly or, to the Obligors' best knowledge, indirectly, use, lend, make payments of, contribute or otherwise make available, all or any part of the proceeds of the Notes or other

transactions contemplated by the Notes Documents to fund any trade, business or other activities:

(A) involving or for the benefit of any Sanctioned Person or in any Sanctioned Country in breach of Sanctions applicable to it or any Note Party; or

(B) any other manner that could reasonably be expected to result in it or any Note Party being in breach of any applicable Sanctions or becoming a Sanctioned Person; or

(ii) directly or, to the Obligors' best knowledge, indirectly, use the proceeds of any Loan (or lend, contribute or otherwise make available such proceeds to any person) in furtherance of an offer, payment, promise to pay, or authorisation of the payment or giving of money, or anything else of value, to any person in violation of any applicable Anti- Corruption Laws.

(e) Each Obligor shall (and the Company shall procure that each other member of the Group will):

(i) use all reasonable endeavours to ensure compliance with Sanctions; and

(ii) to the extent permitted by law and promptly upon becoming aware of them, supply to the Agent details of any claim, action, suit, proceedings or investigations against it or any other member of the Group with respect to Sanctions.

(f) This Condition 13.5 shall not be interpreted or applied in relation to it, any Holding Company, any Obligor, any member of the Group or any Note Party to the extent that the obligations under this Condition 13.5 would violate or expose such entity or any directors, officer or employee thereof to any liability under any applicable anti-boycott or blocking law, regulation or statute that is in force from time to time in the European Union (and/or any of its member states) or the United Kingdom that are applicable to such entity (including EU Regulation (EC) 2271/96).

(g) This Condition 13.5 shall not be interpreted or applied in relation to it, any Holding Company, any Obligor, any member of the Group or any Note Party to the extent that the obligations under this Condition 13.5 would prevent the Obligor from engaging in business, transactions, activities or other conduct pursuant to a general or specific license from OFAC, any license or authorization from HM Treasury, the European Union, or any European Union Member State, or any other registration, authorization, permit, license exemption, or license from any other applicable governmental authority.

13.6 Trade Receivables

Each Covenant Obligor shall:

(a) notify the Trade Debtors under the Trade Receivables of the creation of Transaction Security thereon in the manner and within the period required under the laws and regulations of the relevant Covered Jurisdiction or otherwise as customary;

(b) collect any amount owed under the Trade Receivables in a timely manner and in accordance with the terms of relevant Trade Agreement, without giving any grace period or deferment for payment which is not contemplated under such Trade Agreement unless with the prior written consent of the Security Agent;

(c) promptly notify the Security Agent of any claim filed by any Trade Debtors or by any third party in connection therewith; and

(d) not change any bank account with which amounts arising under the Trade Receivables and collected are deposited without the prior written consent of the Security Agent.

13.7 Further assurance

(a) Subject to the Agreed Security Principles and the terms of the Transaction Security Documents, each Obligor shall promptly do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Security Agent may reasonably specify (and in such form as the Security Agent may reasonably require in favour of the Security Agent or its nominee(s)):

(i) to perfect or better perfect the Security created or intended to be created under or evidenced by the Transaction Security Documents (which may include the execution of a mortgage, charge, assignment or other Security over all or any of the assets which are, or are intended to be, the subject of the Transaction Security) or for the exercise of any rights, powers and remedies of the Security Agent or the Note Parties provided by or pursuant to the Note Documents or by law; and/or

(ii) following the occurrence of an Event of Default, to facilitate the realisation of the assets which are, or are intended to be, the subject of the Transaction Security.

(b) Subject to the Agreed Security Principles and the terms of the Transaction Security Documents, each Obligor shall take all such action reasonably requested of it by the Security Agent (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, better perfection, protection or maintenance of any Transaction Security conferred or intended to be conferred on the Security Agent or the Note Parties by or pursuant to the Note Documents.

(c) In relation to any provision of the Note Documents which requires the Obligors to deliver any document for the purposes of granting any guarantee or Security for the benefit of all or any of the Note Parties, the Security Agent agrees to execute as soon as reasonably practicable any such agreed form document which is presented to it for execution.

13.8 **Reserved**

13.9 **Reserved**

13.10 **Reserved**

13.11 **Reserved**

13.12 **Reserved**

14. EVENTS OF DEFAULT

Each of the events or circumstances set out in this Condition 14 (save for Condition 14.6 (*Acceleration*)) and in Schedule 5 (*Events of Default*) is an Event of Default.

14.1 Misrepresentation

Any representation or statement made or deemed to be made by an Obligor in the Note Documents or in any other document delivered by or on behalf of an Obligor under or in connection with any Note Document is or proves to have been incorrect or misleading in any material respect, when made or deemed to be made.

14.2 Reserved

14.3 Unlawfulness and invalidity

(a) It is or becomes unlawful for an Obligor to perform any of its obligations under the Note Documents or any Transaction Security created or expressed to be created or evidenced by the Transaction Security Documents ceases to be effective.

(b) Any obligation or obligations of any Obligor under any Note Documents are not or cease to be (subject to the Legal Reservations and Perfection Requirements) legal, valid, binding or enforceable.

(c) No Event of Default will occur under this Condition 14.3 (*Unlawfulness and invalidity)* unless the circumstances described in paragraphs (a) to (b) are capable of remedy and are not remedied within 10 Business Days of the Agent giving notice to the Company.

14.4 Repudiation and rescission of agreements

(a) An Obligor rescinds or purports to rescind or repudiates or purports to repudiate a Note Document or any of the Transaction Security.

(b) Any Affiliate of an Obligor challenges, rescinds, repudiates, or purports to repudiate any aspect of these Notes, their terms or the ability of members of the Group to enter into these Notes and the Notes Documents.

14.5 Reserved

14.6 Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Agent may, and shall if so directed by the Majority Note Purchasers, by notice to the Company:

(a) declare that all or part of the Notes, together with accrued interest, and all other amounts accrued or outstanding under the Note Documents be immediately due and payable, at which time they shall become immediately due and payable;

(b) declare that all or part of the Notes be payable on demand, at which time they shall immediately become payable on demand by the Agent;

(c) cancel any available commitment under the Note Documents at which time each such commitment shall immediately be cancelled and cease to be available for further utilisation); or

(d) exercise or direct the Security Agent to exercise any or all of its rights, remedies, powers or discretions under the Note Documents.

15. CHANGES TO THE NOTE PURCHASERS

15.1 Assignments and transfers by the Note Purchasers

Subject to this Condition 15, a Note Purchaser (the "**Existing Note Purchaser**") may:

(a) assign any of its rights;

(b) transfer by novation any of its rights and obligations; or

(c) sub-participate or enter into any other agreement or arrangement having an economic effect substantially similar to a sub-participation of any of its obligations (a "**Sub-Participation**"),

under any Note Document to any other person in compliance with applicable law and regulation (the "**New Note Purchaser**").

Notwithstanding anything to the contrary in these Conditions, subject to compliance with paragraph 2 of Schedule 7 (*Conditions Subsequent*) of the Note Purchase Agreement, the Notes shall be in global form and shall be subject to the applicable rules and procedures of the Clearing Systems (as defined in paragraph 2 of Schedule 7 (*Conditions Subsequent*) of the Note Purchase Agreement).

15.2 Conditions of transfer

(a) Up to (and including) the Issue Date, the prior written consent of the Company (in its sole discretion) is required for any assignment, transfer or Sub-Participation made by an Existing Note Purchaser.

(b) Following the Issue Date, any Existing Note Purchaser may make an assignment or transfer or Sub-Participation in accordance with Condition 15.1 (*Assignments and transfers by the Note Purchasers*).

(c) A transfer will only be effective if the procedure set out in Condition 15.4 (*Procedure for transfer*) is complied with.

(d) If:

(i) a Note Purchaser assigns or transfers any of its rights or obligations under the Note Documents or changes the jurisdiction in which it is resident for tax purposes; and

(ii) as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to make a payment to the New Note Purchaser or Note Purchaser in the new jurisdiction in which it is resident for tax purposes under Condition 7 (*Tax Gross-Up and Indemnities*),

then the New Note Purchaser or Note Purchaser in the new jurisdiction in which it is resident for tax purposes is only entitled to receive payment under that Condition to the same extent as the Existing Note Purchaser or Note Purchaser in the previous jurisdiction in which it was resident for tax purposes would have been if the assignment, transfer or change had not occurred.

(e) A copy of each Confidentiality Undertaking required pursuant to any term of these Conditions (together with any amendments to the Confidentiality Undertaking) shall, unless otherwise agreed by the Company (or unless no information is disclosed to any person under or in reliance on that Confidentiality Undertaking), be provided to the Company within five (5) Business Days of it being agreed (and in any event before any information is disclosed under or in reliance on that Confidentiality Undertaking and before any agreement or documentation is entered into in relation to any assignment, transfer or Sub-Participation).

(f) Any condition or restriction in this Condition 15 may be waived with the prior consent of the Company and the Majority Note Purchasers.

15.3 **Limitation of responsibility of Existing Note Purchasers**

(a) Unless expressly agreed to the contrary, an Existing Note Purchaser makes no representation or warranty and assumes no responsibility to a New Note Purchaser for:

(i) the legality, validity, effectiveness, adequacy or enforceability of the Note Documents, the Transaction Security or any other documents;

(ii) the financial condition of any Obligor;

(iii) the performance and observance by any Obligor or any other member of the Group of its obligations under the Note Documents or any other documents; or

(iv) the accuracy of any statements (whether written or oral) made in or in connection with any Note Document or any other document,

and any representations or warranties implied by law are excluded.

(b) Each New Note Purchaser confirms to the Existing Note Purchaser, the other Note Purchasers and the Secured Parties that it:

(i) has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in the Note Documents and has not relied exclusively on any information provided to it by the Existing Note Purchaser or any other Note Purchaser in connection with any Note Document or the Transaction Security; and

(ii) will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Note Documents.

(c) Nothing in any Note Document obliges an Existing Note Purchaser to:

(i) accept a re-transfer or re-assignment from a New Note Purchaser of any of the rights and obligations assigned or transferred under this Condition 15; or

(ii) support any losses directly or indirectly incurred by the New Note Purchaser by reason of the non-performance by any Obligor of its obligations under the Note Documents or otherwise.

15.4 **Procedure for transfer**

(a) Subject to the conditions set out in Condition 15.1(b) (*Assignments and transfers by the Note Purchasers*) and Condition 15.2 (*Conditions of transfer*) a transfer is effected in accordance with paragraph (b) below when a duly completed Transfer Certificate has been executed by the Existing Note Purchaser, the New Note Purchaser and the Agent has updated the Register accordingly.

(b) On the Transfer Date:

(i) to the extent that in the Transfer Certificate the Existing Note Purchaser seeks to transfer by novation its rights and obligations under the Note Documents and in respect of the Transaction Security each of the Obligors and the Existing Note Purchaser shall be released from further obligations towards one another under the Note Documents and in respect of the Transaction Security and their respective rights against one another under the Note Documents and in respect of the Transaction Security shall be cancelled (being the "**Discharged Rights and Obligations**");

(ii) each of the Obligors and the New Note Purchaser shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor or other member of the Group and the New Note Purchaser have assumed and/or acquired the same in place of that Obligor and the Existing Note Purchaser;

(iii) the Agent, the Security Agent, the New Note Purchaser and the other Note Purchasers shall acquire the same rights and assume the same obligations

between themselves and in respect of the Transaction Security as they would have acquired and assumed had the New Note Purchaser been an Original Note Purchaser with the rights, and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Security Agent and the Existing Note Purchaser shall each be released from further obligations to each other under the Note Documents; and

(iv) the New Note Purchaser shall become a party as a "Note Purchaser".

15.5 Security over Note Purchasers' rights

In addition to the other rights provided to Note Purchasers under this Condition 15, each Note Purchaser may without consulting with or obtaining consent from any Obligor, at any time charge, assign or otherwise create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Note Document to secure obligations of that Note Purchaser including, without limitation:

(a) any charge, assignment or other Security to secure obligations to a federal reserve or central bank; and

(b) in the case of any Note Purchaser which is a fund, any charge, assignment or other Security granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Note Purchaser as security for those obligations or securities,

except that no such charge, assignment or Security shall:

(i) release a Note Purchaser from any of its obligations under the Note Documents or substitute the beneficiary of the relevant charge, assignment or other Security for the Note Purchaser as a party to any of the Note Documents; or

(ii) require any payments to be made by an Obligor or grant to any person any more extensive rights than those required to be made or granted to the relevant Note Purchaser under the Note Documents.

15.6 Maintenance of Register

(a) The Agent, acting for this purpose as the agent of the Obligors, shall maintain at an address outside of the United Kingdom:

(i) each Transfer Certificate referred to in Condition 15.4 (*Procedure for transfer*); and

(ii) a register for the recording of the names and addresses of the Note Purchasers and principal amount owing to each Note Purchaser from time to time (the "**Register**") under the Notes, which may be kept in electronic form.

(b) The entries in the Register shall be conclusive and binding for all purposes, absent manifest error, and the Obligors and the Note Purchasers shall treat each person whose name is recorded in the Register as a Note Purchaser hereunder

for all purposes of these Conditions. The Register shall be available for inspection by any Obligor at any reasonable time and from time to time upon reasonable prior notice.

(c) Each party to the Note Documents irrevocably authorises the Agent to make the relevant entry in the Register (and which the Registrar shall do promptly) on its behalf for the purposes of this Condition 15.6 without any further consent of, or consultation with, such party.

(d) The Agent shall, upon request by an Existing Note Purchaser or a New Note Purchaser, confirm to that Existing Note Purchaser or New Note Purchaser whether a transfer or assignment from that Existing Note Purchaser or (as the case may be) to that New Note Purchaser has been recorded on the Register (including details of the Notes held by that Existing Note Purchaser or New Note Purchaser).

15.7 **Transfers.**

A Note may be transferred in whole or in part upon surrender of the relevant Note representing that Note, together with the form of transfer attached to the Note (including any certification as to compliance with restrictions on transfer included in such form of transfer endorsed thereon) (the "**Transfer Form**"), duly completed and executed together with such evidence as Note Purchasers may reasonably require to prove the title of the transferor and the authority of the persons who have executed the Transfer Form. Where not all the Notes represented by the surrendered Note are the subject of the transfer, a new Note in respect of the balance not transferred will be delivered by the Company to the transferor in accordance with Condition 15.8. Neither the part transferred nor the balance not transferred may be less than US$10,000.

15.8 **Registration and Delivery of Notes.**

Within three Business Days of the surrender of a Note in accordance with Condition 15.7, the Agent shall register the transfer in question and deliver a new Note to each relevant Note Purchaser at the specified office of such Note Purchaser or (at the request and risk of such relevant Note Purchaser) send it by uninsured first class post (airmail if overseas) to the address specified for the purpose by such relevant Note Purchaser.

15.9 **No Charge.**

The registration of the transfer of a Note shall be effected without charge to the Note Purchaser or transferee thereof, unless required by law.

15.10 **Reserved**

15.11 **Conditions on Transfer.**

Transfers of Notes shall be subject to the conditions set forth in Condition 15.2.

15.12 **Lost, Stolen, Mutilated, Defaced or Destroyed Notes.**

Should any Note be lost, stolen, mutilated, defaced or destroyed it may be replaced upon payment by the claimant of the expenses incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes must be surrendered to the Issuer before replacements will be issued. The Issuer shall cancel and destroy any mutilated or defaced Note so replaced.

15.13 Maintenance of Spanish Security Documents

For the purposes of Article 1,528 of the Spanish Civil Code, each Party agrees that upon any assignment or transfer of any Note Documents or its rights thereunder in accordance with this Condition 15.13 the guarantees and security created under the Note Documents shall be preserved for the benefit of the assignee or the transferee.

16. CHANGES TO THE OBLIGORS

16.1 Assignment and Transfers by Obligors

No Obligor or any other member of the Group may assign any of its rights or transfer any of its rights or obligations under the Note Documents (other than as otherwise expressly contemplated by these Conditions).

16.2 Additional Guarantors.

(a) Subject to compliance with the provisions of paragraphs (b) and (c) of Condition 11.5 ("*Know your Customer" checks*), the Company may request that any of its wholly owned Subsidiaries become a Guarantor. That Subsidiary shall become an Additional Guarantor if:

   (i) the Company and the proposed Additional Guarantor deliver to the Agent a duly completed and executed Accession Deed substantially in the form set out in Schedule 8 (*Form of Guarantor Accession Deed*) hereto;

   (ii) the Additional Guarantor accedes to the Intercreditor Agreement in accordance with its terms; and

   (iii) the Agent has received (or the Majority Note Purchasers have waived the requirement to receive) all of the documents and other evidence listed in Schedule 9 (*Conditions Precedent – Guarantor Accession*) hereto in relation to that Additional Guarantor, each in form and substance satisfactory to the Majority Note Purchasers (acting reasonably).

(b) The Agent shall notify the Company promptly upon being satisfied that it has received (in form and substance reasonably satisfactory to it) or waived the requirement to receive all the documents and other evidence listed in Schedule 9 (*Conditions Precedent – Guarantor Accession*).

17. ROLE OF THE AGENT AND OTHERS

17.1 Appointment of the Agent

(a) Each of the Note Purchasers appoints the Agent to act as its agent and attorney-in-fact under and in connection with the Note Documents.

(b) Each of the Note Purchasers authorises the Agent to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities, confirmation, determinations, approvals, satisfactions, opinions and discretions specifically given to the Agent under or in connection with the Note Documents together with any other incidental rights, powers, authorities and discretions expressly including appearing before notaries to grant or execute any public or private deed related to this mandate and, specifically, those deemed necessary or appropriate according to the mandate received (including, but not limited to, documents of amendment or ratification of these Conditions).

(c) A Note Party that cannot authorise or empower, or has not authorised or empowered, the Agent to act on its behalf, irrevocably undertakes to appear and execute with the Agent to enable the Agent to exercise any right, power, authority or discretion vested in it as Agent pursuant to these Conditions and to execute any document or instrument.

(d) In addition, for Mexican law purposes, each Note Purchaser hereby grants to the Agent a *comisión mercantil con representación* in accordance with Articles 273, 274, and other applicable Articles of the Commerce Code (*Código de Comercio*) of Mexico to act on its behalf as its agent in connection with the Note Documents, in the terms and for the purposes set forth in this Condition 17.

17.2 Instructions

(a) The Agent shall:

(i) unless a contrary indication appears in a Note Document, exercise or refrain from exercising any right, power, authority or discretion vested in it as Agent in accordance with any instructions given to it by:

(A) all Note Purchasers if the relevant Note Document stipulates the matter is an all Note Purchaser decision;

(B) the Super Majority Note Purchasers if the relevant Note Document stipulates the matter is a Super Majority Note Purchaser decision;

(C) the applicable Note Purchasers forming part of an affected class if the relevant Note Documents stipulates the matter is a decision for that affected class of Note Purchasers; and

(D) in all other cases, the Majority Note Purchasers;

(ii) not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with paragraph (i) above.

(b) The Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Note Purchasers (or, if the relevant Note Document stipulates the matter is a decision for any other Note Purchaser or group of Note Purchasers, from that Note Purchaser or group of Note Purchasers) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Agent may refrain from acting unless and until it receives any such instructions or clarification that it has requested.

(c) Save in the case of decisions stipulated to be a matter for any other Note Purchaser or group of Note Purchasers under the relevant Note Document and unless a contrary indication appears in a Note Document, any instructions given to the Agent by the Majority Note Purchasers shall override any conflicting instructions given by any other parties and will be binding on all Note Parties save for the Security Agent.

(d) The Agent may refrain from acting in accordance with any instructions of any Note Purchaser or group of Note Purchasers until it has received any indemnification and/or security that it may in its discretion (acting reasonably and in good faith) require for any cost, loss or liability which it may incur in complying with those instructions.

(e) In the absence of instructions, the Agent may act (or refrain from acting) as it considers to be in the best interest of the Note Purchasers.

(f) The Agent is not authorised to act on behalf of a Note Purchaser (without first obtaining that Note Purchaser's consent) in any legal or arbitration proceedings relating to any Note Document. This paragraph (f) shall not apply to any legal or arbitration proceeding relating to the perfection, preservation or protection of rights under the Transaction Security Documents or enforcement of the Transaction Security or Transaction Security Documents.

(g) Where the Notes are admitted for clearing and settlement in the Clearing Systems, instructions may be provided to the Agent and the Security Agent in the customary manner using the procedures of the Clearing Systems (as defined in paragraph 2 of Schedule 7 (*Conditions Subsequent*) of the Note Purchase Agreement) and/or with proof of holdings in form and substance satisfactory to the Agent and/or Security Agent.

17.3 **Duties of the Agent**

(a) The Agent's duties under the Note Documents are solely mechanical and administrative in nature.

(b) Subject to paragraph (c) below, the Agent shall promptly forward to a Note Party or Obligor the original or a copy of any document which is delivered to the Agent for that Note Party or Obligor by any other person.

(c) Without prejudice to Clause 15.6 (*Maintenance of Register*), paragraph (b) above shall not apply to any Transfer Certificate.

(d) Except where a Note Document specifically provides otherwise, the Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Note Party or Obligor.

(e) If the Agent receives notice from a Note Party or Obligor referring to these Conditions, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Note Parties.

(f) If the Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Note Party (other than the Agent or the Security Agent) under these Conditions it shall promptly notify the other Note Parties.

(g) The Agent shall have only those duties, obligations and responsibilities expressly specified in the Note Documents to which it is expressed to be a party (and no others shall be implied).

(h) The Agent shall provide to the Company within five (5) Business Days of a request by the Company (acting reasonably), a list (which may be in electronic form) setting out the names of the Note Purchasers as at the date of that request, the address and fax number (and the department or officer, if any, for whose attention any communication is to be made) of each Note Purchaser for any communication to be made or document to be delivered under or in connection with the Note Documents, the electronic mail address and/or any other information required to enable the sending and receipt of information by electronic mail or other electronic means to and by each Note Purchaser to whom any communication under or in connection with the Note Documents may be made by that means and the account details of each Note Purchaser for any payment to be distributed by the Agent to that Note Purchaser under the Note Documents.

17.4 **No fiduciary duties**

(a) Nothing in any Note Document constitutes the Agent as a trustee or fiduciary of any other person.

(b) None of the Agent or the Security Agent shall be bound to account to any Note Purchaser for any sum or the profit element of any sum received by it for its own account.

17.5 **Business with the Group**

The Agent and the Security Agent may accept deposits from, lend money to and generally engage in any kind of banking or other business with the Company and any member of the Group.

17.6 **Rights and discretions**

(a) The Agent and the Security Agent may:

(i) rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;

(ii) assume that (A) any instructions received by it from or on behalf of the Majority Note Purchasers, any Note Purchasers or any group of Note Purchasers are duly given in accordance with the terms of the Note Documents, and (B) unless it has received notice of revocation, that those instructions have not been revoked; and

(iii) rely on a certificate from any person (A) as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person, or (B) to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (A) above, may assume the truth and accuracy of that certificate.

(b) The Agent and the Security Agent may assume (unless it has received notice to the contrary in such capacity) that:

(i) no Default has occurred (unless it has actual knowledge of a Default arising under these Conditions);

(ii) any right, power, authority or discretion vested in any party hereto or any group of Note Purchasers has not been exercised; and

(iii) any notice or request made by the Company is made on behalf of and with the consent and knowledge of the Company or all the Obligors.

(c) The Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.

(d) Without prejudice to the generality of paragraph (c) above or paragraph (e) below, the Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Agent (and so separate from any lawyers instructed by the Note Purchasers) if the Agent in its reasonable opinion deems this to be required.

(e) The Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Agent or by any other Note Party or Obligor) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(f) The Agent may act in relation to the Note Documents through its officers, employees and agents and the Agent shall not:

(i) be liable for any error of judgment made by any such person; or

(ii) be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part of any such person,

unless such error or such loss was directly caused by the Agent's gross negligence or wilful misconduct.

(g) Unless a Note Document expressly provides otherwise the Agent may disclose to any other Note Party or Obligor any information it reasonably believes it has received as agent under these Conditions.

(h) Without prejudice to the generality of paragraph (g) above, the Agent:

(i) may disclose; and

(ii) on the written request of the Company or the Majority Note Purchasers shall, as soon as reasonably practicable, disclose,

the identity of a Non-Consenting Note Purchaser to the Company and to the other Note Parties.

(i) Notwithstanding any other provision of any Note Document to the contrary, the Agent is not obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any applicable law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(j) Notwithstanding any provision of any Note Document to the contrary, the Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

17.7 Responsibility for documentation

None of the Agent and the Security Agent is responsible or liable for:

(a) the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Agent, the Company, an Obligor or any other person given in or in connection with any Note Document or the transactions contemplated in the Note Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Note Document;

(b) the legality, validity, effectiveness, adequacy or enforceability of any Note Document or the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Note Document or the Transaction Security; or

(c) any determination as to whether any information provided or to be provided to any Note Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

17.8 No duty to monitor

The Agent shall not be bound to enquire:

(a) whether or not any Default has occurred;

(b) as to the performance, default or any breach by any Note Party or Obligor of its obligations underany Note Document; or

(c) whether any other event specified in any Note Document has occurred.

17.9 Exclusion of Liability

(a) Without limiting paragraph (b) below (and without prejudice to any other provision of any Note Document excluding or limiting the liability of the Agent), the Agent will not

be liable (including, without limitation, for negligence or any other category of liability whatsoever) for:

(i) any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Note Document or the Transaction Security, unless directly caused by its gross negligence or wilful misconduct or breach of the Note Documents;

(ii) exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, any Note Document, the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Note Document or the Transaction Security; or

(iii) without prejudice to the generality of paragraphs (i) and (ii) above, any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of (A) any act, event or circumstance not reasonably within its control, or (B) the general risks of investment in, or the holding of assets in, any jurisdiction, including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets (including any Disruption Event); breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b) No Note Party or Obligor (other than the Agent) may take any proceedings against any officer, employee or agent of the Agent in respect of any claim it might have against the Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Note Document and any officer, employee or agent of the Agent may rely on this Condition 17.9 subject to Condition 1.7 (*Third party rights*) and the provisions of the Third Parties Act.

(c) The Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Note Documents to be paid by the Agent if the Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Agent for that purpose.

(d) Nothing in these Conditions shall oblige the Agent to carry out:

(i) any "know your customer" or other checks in relation to any person; or

(ii) any check on the extent to which any transaction contemplated by these Conditions might be unlawful for any Note Purchaser,

on behalf of any Note Purchaser and each Note Purchaser confirms to the Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Agent.

(e) Without prejudice to any provision of any Note Document excluding or limiting the Agent's liability, any liability of the Agent arising under or in connection with any Note Document or the Transaction Security shall be limited to the amount of actual loss which has been suffered (as determined by reference to the date of default of the Agent or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Agent at any time which increase the amount of that loss. In no event shall the Agent be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Agent has been advised of the possibility of such loss or damages.

17.10 Note Purchaser's indemnity to the Agent

(a) Each Note Purchaser shall (in proportion to its share of the aggregate Notes then outstanding or, if there are no Notes outstanding, to its share of the aggregate Notes outstanding immediately prior to their reduction to zero) indemnify the Agent, within three (3) Business Days of demand, against any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by the Agent (otherwise than by reason of the Agent's gross negligence or wilful misconduct) (or, in the case of any cost, loss or liability pursuant to Condition 20.13 (*Disruption to Payment Systems etc.*) notwithstanding the Agent's negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) in acting as Agent under the Note Documents (unless the Agent has been reimbursed by an Obligor pursuant to a Note Document).

(b) Subject to paragraph (c) below, the Company shall immediately on demand reimburse any Note Purchaser for any payment that Note Purchaser makes to the Agent pursuant to paragraph (a) above.

(c) Paragraph (b) above shall not apply to the extent that the indemnity payment in respect of which the Note Purchaser claims reimbursement relates to a liability of the Agent to an Obligor.

17.11 Resignation of the Agent

(a) The Agent may resign and appoint one of its Affiliates acting through an office in the United Kingdom as successor by giving notice to the Note Purchasers and the Company.

(b) Alternatively the Agent may resign by giving thirty (30) days' notice to the Note Purchasers and the Company, in which case the Majority Note Purchasers (after consultation with the Company, unless an Event of Default has occurred and is continuing) may appoint a successor Agent (acting through an office in the United Kingdom).

(c) If the Majority Note Purchasers have not appointed a successor Agent in accordance with paragraph (b) above within twenty (20) days after notice of resignation was given,

the retiring Agent (after consultation with the Company, unless an Event of Default has occurred and is continuing) may appoint a successor Agent (acting through an office in the United Kingdom).

(d) The retiring Agent shall, at its own cost, make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Note Documents.

(e) The Agent's resignation notice shall only take effect upon the appointment of a successor.

(f) Upon the appointment of a successor, the retiring Agent shall be discharged from any further obligation in respect of the Note Documents (other than its obligations under paragraph (d) above) but shall remain entitled to the benefit of Condition 8.3 (*Indemnity to the Agent*) and this Condition 17 (and any agency fees for the account of the retiring Agent shall cease to accrue from (and shall be payable on) that date). Any successor and each of the other Note Parties and Obligors shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Note Purchaser or Obligor as the case may be.

(g) The Majority Note Purchasers may (after consultation with the Company, unless an Event of Default has occurred and is continuing), by notice to the Agent, require it to resign in accordance with paragraph (b) above (save that the notice requirement in that paragraph shall not apply). In this event, the Agent shall resign in accordance with paragraph (b) above.

(h) The Agent shall resign in accordance with paragraph (b) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Agent pursuant to paragraph (c) above) if on or after the date which is three months before the earliest FATCA Application Date relating to any payment to the Agent under the Note Documents, either:

(i) the Agent fails to respond to a request under Condition 7.9 (*FATCA Information*) and the Company or a Note Purchaser reasonably believes that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

(ii) the information supplied by the Agent pursuant to Condition 7.9 (*FATCA Information*) indicates that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

(iii) the Agent notifies the Company and the Note Purchasers that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

and (in each case) the Company or a Note Purchaser reasonably believes that a Note Party or Obligor will be required to make a FATCA Deduction that would not be required if the Agent were a FATCA Exempt Party, and the Company or that Note Purchaser, by notice to the Agent, requires it to resign.

17.12 Replacement of the Agent

(a) The Majority Note Purchasers may (after consultation with the Company, unless an Event of Default has occurred and is continuing), by giving thirty (30) days' notice to the Agent (or such shorter notice as the Agent may agree or, at any time the Agent is an Impaired Agent, by giving any shorter notice determined by the Majority Note Purchasers) replace the Agent by appointing a successor Agent (acting through an office in the United Kingdom).

(b) The retiring Agent shall (at its own cost if it is an Impaired Agent and otherwise at the expense of the Note Purchasers) make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Note Documents.

(c) The appointment of the successor Agent shall take effect on the date specified in the notice from the Majority Note Purchasers to the retiring Agent. As from this date, the retiring Agent shall be discharged from any further obligation in respect of the Note Documents (other than its obligations under paragraph (b) above) but shall remain entitled to the benefit of Condition 8.3 (*Indemnity to the Agent*) and this Condition 17 (and any agency fees for the account of the retiring Agent shall cease to accrue from (and shall be payable on) that date).

(d) Any successor Agent and each of the other Note Parties and Obligors shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Note Party or Obligor.

17.13 Confidentiality

(a) In acting as agent for the Note Parties, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b) If information is received by another division or department of the Agent, it may be treated as confidential to that division or department and the Agent shall not be deemed to have notice of it.

(c) Notwithstanding any other provision of any Note Document to the contrary, the Agent is not obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would or might in its reasonable opinion constitute a breach of any law or a breach of a fiduciary duty.

17.14 Relationship with the Note Purchasers

(a) The Agent may treat the person shown in its records as Note Purchaser at the opening of business (in the place of the Agent's principal office as notified to the Note Parties from time to time) as the Note Purchaser:

   (i) entitled to or liable for any payment due under any Note Document on that day; and

(ii) entitled to receive and act upon any notice, request, document or communication or make any decision or determination under any Note Document made or delivered on that day,

unless it has received not less than five (5) Business Days' prior notice from that Note Purchaser to the contrary in accordance with the terms of these Conditions.

(b) Each Note Purchaser shall supply the Agent with any information that the Security Agent may reasonably specify (through the Agent) as being necessary or desirable to enable the Security Agent to perform its functions as Security Agent. Each Note Purchaser shall deal with the Security Agent exclusively through the Agent and shall not deal directly with the Security Agent.

(c) Any Note Purchaser may by notice to the Agent appoint a person to receive on its behalf all notices, communications, information and documents to be made or dispatched to that Note Purchaser under the Note Documents. Such notice shall contain the address, fax number and (where communication by electronic mail or other electronic means is permitted under Clause 22.4 (*Electronic communication*)) electronic mail address and/or any other information required to enable the sending and receipt of information by that means (and, in each case, the department or officer, if any, for whose attention communication is to be made) and be treated as a notification of a substitute address, fax number, electronic mail address (or such other information), department and officer by that Note Purchaser for the purposes of Clause 22.2 (*Addresses*) and paragraph (a)(iii) of Clause 22.4 (*Electronic communication*) and the Agent shall be entitled to treat such person as the person entitled to receive all such notices, communications, information and documents as though that person were that Note Purchaser.

17.15 Credit appraisal by the Note Purchasers

Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Note Document, each Note Purchaser confirms to the Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Note Document including but not limited to:

(a) the financial condition, status and nature of each member of the Group;

(b) the legality, validity, effectiveness, adequacy or enforceability of any Note Document, the Transaction Security and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Note Document or the Transaction Security;

(c) whether that Note Party has recourse, and the nature and extent of that recourse, against any Note Party or Obligor or any of their respective assets under or in connection with any Note Document, the Transaction Security, the transactions contemplated by the Note Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Note Document or Transaction Security;

(d) the adequacy, accuracy and/or completeness of any information provided by the Agent, any Obligor or by any other person under or in connection with any Note Document, the transactions contemplated by the Note Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Note Document; and

(e) the right or title of any person in or to, or the value or sufficiency of any part of the Charged Property, the priority of any of the Transaction Security or the existence of any Security affecting the Charged Property.

17.16 Deduction from amounts payable by the Agent

If any Note Party or Obligor owes an amount to the Agent under the Note Documents the Agent may, after giving notice to that Note Party or Obligor, deduct an amount not exceeding that amount from any payment to that Note Party or Obligor which the Agent would otherwise be obliged to make under the Note Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Note Documents that Note Party or Obligor shall be regarded as having received any amount so deducted.

17.17 Reliance and engagement letters

Each Note Party and Secured Party confirms that the Agent has authority to accept on its behalf (and ratifies the acceptance on its behalf of any letters, certificates or reports already accepted by the Agent) the terms of any reliance letter, hold harmless letter or engagement or similar letters relating to any reports, certificates or letters provided by accountants, auditors, legal counsels or other persons in connection with the Note Documents or the transactions contemplated in the Note Documents and to bind it in respect of the reports, certificates or letters and to sign such letters on its behalf and further confirms that it accepts the terms and qualificationsset out in such letters.

18. THE SECURITY AGENT

(a) The Security Agent shall, at all times, act in accordance with the terms set forth in the Intercreditor Agreement.

(b) The declaration of trust pursuant to which the Security Agent declares itself trustee of the Transaction Security (to the extent permitted by the applicable law), which it will hold on trust for the Secured Parties (as defined in the Intercreditor Agreement), is contained in the Intercreditor Agreement.

(c) In acting or otherwise exercising its rights or performing its duties under any of the Note Documents, the Security Agent shall act in accordance with the provisions of these Conditions and the Intercreditor Agreement and shall seek any necessary instruction or direction from the Agent. In so acting, the Security Agent shall have the rights, benefits, protections, indemnities and immunities set out in these Conditions and the Intercreditor Agreement.

(d) In the event there is an inconsistency or conflict between the rights, duties, benefits, obligations, protections, immunities or indemnities of the Security Agent (the "**Security Agent Provisions**") as contained in these Conditions and/or the

Intercreditor Agreement, on the one hand, and in any of the other Note Documents, on the other hand, the Security Agent Provisions contained in these Conditions and/or the Intercreditor Agreement shall prevail and apply.

19. SHARING AMONG THE NOTE PURCHASERS

19.1 Payments to Note Parties

(a) If a Note Party (a "**Recovering Note Party**") receives or recovers (including by way of set-off) any amount from an Obligor other than in accordance with Condition 20 (*Rights and Payments*) (a "**Recovered Amount**") and applies that amount to a payment due under the Note Documents then:

(i) the Recovering Note Party shall, within three (3) Business Days, notify details of the receipt or recovery, to the Agent;

(ii) the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Note Party would have been paid had the receipt or recovery been received or made by the Agent and distributed in accordance with Condition 20 (*Rights and Payments*), without taking account of any Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and

(iii) the Recovering Note Party shall, within three (3) Business Days of demand by the Agent, pay to the Agent an amount (the "**Sharing Payment**") equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Note Party as its share of any payment to be made, in accordance with Condition 20.8 (*Partial payments*).

19.2 Redistribution of payments

The Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Note Parties (other than the Recovering Note Party) (the "**Sharing Note Parties**") in accordance with Condition 20.8 (*Partial payments*) towards the obligations of that Obligor to the Sharing Note Parties.

19.3 Recovering Note Party's rights

On a distribution by the Agent under Condition 19.2 (*Redistribution of payments*) of a payment received by a Recovering Note Party from an Obligor, as between the relevant Obligor and the Recovering Note Party, an amount of the Recovered Amount equal to the Sharing Payment will be treated as not having been paid by that Obligor unless and to the extent such treatment would otherwise be prohibited by any limitation set out in Condition 3 (*Guarantees*).

19.4 Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Note Party becomes repayable and is repaid by that Recovering Note Party, then:

(a) each Sharing Note Party shall, upon request of the Agent, pay to the Agent for the account of that Recovering Note Party an amount equal to the appropriate

part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Note Party for its proportion of any interest on the Sharing Payment which that Recovering Note Party is required to pay) (the "**Redistributed Amount**"); and

(b) as between the relevant Obligor and each relevant Sharing Note Party, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by that Obligor, unless and to the extent such treatment would otherwise be prohibited by any limitation set out in Condition 3 (*Guarantees*).

19.5 Exceptions

(a) This Condition 19 shall not apply to the extent that the Recovering Note Party would not, after making any payment pursuant to this Condition, have a valid and enforceable claim against the relevant Obligor.

(b) A Recovering Note Party is not obliged to share with any other Note Party any amount which the Recovering Note Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(A) it notified the other Note Party of the legal or arbitration proceedings; and

(B) the other Note Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

20. RIGHTS AND PAYMENTS

20.1 Note Purchaser's rights and obligations

(a) The obligations of each Note Purchaser under the Note Documents are several. Failure by a Note Purchaser to perform its obligations under the Note Documents does not affect the obligations of any other party under the Note Documents. No Note Purchaser is responsible for the obligations of any other Note Purchaser under the Note Documents.

(b) The rights of each Note Purchaser under or in connection with the Note Documents are separate and independent rights and any debt arising under the Note Documents to a Note Purchaser from an Obligor shall be a separate and independent debt.

(c) A Note Purchaser may, except as otherwise stated in the Note Documents, separately enforce its rights under the Note Documents.

20.2 Obligors' Agent

(a) Subject to paragraph (c) below, each Obligor (other than the Company) by its execution of the Note Purchase Agreement or an Accession Deed irrevocably appoints the Company to act on its behalf as its agent in relation to the Note Documents and irrevocably authorises:

(i) the Company on its behalf to supply all information concerning itself contemplated by the Note Documents to the Note Purchasers and to give all notices and instructions, to execute on its behalf any Accession Deed, to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by any Obligor notwithstanding that they may affect the Obligor, without further reference to or the consent of that Obligor; and

(ii) each Note Purchaser to give any notice, demand or other communication to that Obligor pursuant to the Note Documents to the Company,

and in each case the Obligor shall be bound as though the Obligor itself had given the notices and instructions or executed or made the agreements or effected the amendments, supplements or variations, or received the relevant notice, demand or other communication and each Note Purchaser may rely on any action taken by the Company on behalf of that Obligor;

(b) Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Obligors' Agent or given to the Obligors' Agent under any Note Document on behalf of another Obligor or in connection with any Note Document (whether or not known to any other Obligor and whether occurring before or after such other Obligor became an Obligor under any Note Document) shall be binding for all purposes on that Obligor as if that Obligor had expressly made, given or concurred with it. In the event of any conflict between any notices or other communications of the Obligors' Agent and any other Obligor, those of the Obligors' Agent shall prevail.

(c) In connection with the raising of any Note Document into a Spanish Public Document, Atento Teleservicios España S.A.U. shall act as the agent of each Obligor and is hereby authorised on behalf of each Obligor to enter into, enforce the rights of each Obligor under and represent each Obligor in respect of the granting of a Spanish Public Document.

20.3 Payments to the Agent

(a) On each date on which an Obligor or a Note Purchaser is required to make a payment under a Note Document, that Obligor or Note Purchaser shall make the same available to the Agent (unless a contrary indication appears in a Note Document) for value on the due date at the time and in such funds specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b) Payment shall be made to such account in the principal financial centre of the country of that currency with such bank as the Agent specifies by not less than five (5) Business Days' notice.

20.4 Distributions by the Agent

Each payment received by the Agent under the Note Documents for another Note Party or Obligor shall, subject to Condition 20.5 (*Distributions to an Obligor*) and Condition 20.6 (*Clawback*) be made available by the Agent as soon as practicable after receipt to the Note Party or Obligor entitled to receive payment in accordance with

these, to such account as that Note Party or Obligor may notify to the Agent by not less than five (5) Business Days' notice with a bank in the principal financial centre of the country of that currency.

20.5 Distributions to an Obligor

The Agent may (with the consent of the Obligor or in accordance with Condition 21 (*Set- Off*)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Note Documents or in or towards purchase of any amount of any currency to be so applied.

20.6 Clawback

(a) Where a sum is to be paid to the Agent under the Note Documents for another party thereto, the Agent is not obliged to pay that sum to that other party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

(b) If the Agent pays an amount to another party to the Note Documents and it proves to be the case that the Agent had not actually received that amount, then the party to whom that amount (or the proceeds of any related exchange contract) was paid by the Agent shall on demand refund the same to the Agent together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.

20.7 Impaired Agent

(a) If, at any time, the Agent becomes an Impaired Agent, an Obligor or a Note Purchaser which is required to make a payment under the Note Documents to the Agent in accordance with Condition 20.3 (*Payments to the Agent*) may instead either pay that amount direct to the required recipient or pay that amount to an interest- bearing account held with an Acceptable Bank within the meaning of paragraph (a) of the definition of "Acceptable Bank" and in relation to which no Insolvency Event has occurred and is continuing, in the name of the Obligor or the Note Purchaser making the payment and designated as a trust account for the benefit of the party or parties beneficially entitled to that payment under the Note Documents. In each case such payments must be made on the due date for payment under the Note Documents.

(b) All interest accrued on the amount standing to the credit of the trust account shall be for the benefit of the beneficiaries of that trust account pro rata to their respective entitlements.

(c) A party which has made a payment in accordance with this Condition 20.7 shall be discharged of the relevant payment obligation under the Note Documents and shall not take any credit risk with respect to the amounts standing to the credit of the trust account.

(d) Promptly upon the appointment of a successor Agent in accordance with Condition 17.12 (*Replacement of the Agent*), each party which has made a payment to a trust account in accordance with this Condition 20.7 shall give all requisite instructions to

the bank with whom the trust account is held to transfer the amount (together with any accrued interest) to the successor Agent for distribution in accordance with Condition 20.4 (*Distributions by the Agent*).

20.8 Partial payments

(a) If the Agent receives a payment for application against amounts due in respect of any Note Documents that is insufficient to discharge all the amounts then due and payable by an Obligor under those Note Documents, the Agent shall apply that payment towards the obligations of that Obligor under those Note Documents in the following order:

(i) first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Agent and the Security Agent under those Note Documents;

(ii) secondly, in or towards payment pro rata of any accrued interest, fee or commission due but unpaid under those Note Documents;

(iii) thirdly, in or towards payment pro rata of any principal due but unpaid under those Note Documents; and

(iv) fourthly, in or towards payment pro rata of any other sum due but unpaid under the Note Documents.

(b) The Agent shall, if so directed by the Majority Note Purchasers, vary the order set out in paragraphs (a)(ii) to (iv) above.

(c) Paragraphs (a) and (b) above will override any appropriation made by an Obligor.

20.9 Set-off by Obligors

(a) All payments to be made by an Obligor under the Note Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

(b) The Agent shall not be liable in any way for any action taken by it pursuant to paragraph (a) above and, for the avoidance of doubt, the provisions of Condition 17.9 (*Exclusion of Liability*) shall apply in relation thereto.

20.10 Business Days

(a) Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar Month (if there is one) or the preceding Business Day (if there is not).

(b) During any extension of the due date for payment of any principal or Unpaid Sum under the Note Documents interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

20.11 Currency of account

(a) Subject to paragraphs (b) to (e) below, the Base Currency is the currency of account and payment for any sum due from an Obligor under any Note Document.

(b) A redemption of a Note or Unpaid Sum or a part of a Note or Unpaid Sum shall be made in the currency in which that Note or Unpaid Sum is denominated on its due date.

(c) Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

(d) Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred (unless otherwise agreed with the party to which such payment is to be made).

(e) Any amount expressed to be payable in a currency other than the Base Currency shall be paid in that other currency.

20.12 Change of currency

(a) Unless otherwise prohibited by law, if a single currency or currency unit becomes the lawful currency of two or more countries or if a single currency or currency unit ceases to be the lawful currency of one or more country or if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

  (i) any reference in the Note Documents to, and any obligations arising under the Note Documents in, the currency of that country (or, as the case may be, the relevant single currency) shall be translated into, or paid in, the currency or currency units of that country designated by the Agent (after consultation with the affected Note Purchasers and the Company and in each case acting reasonably); and

  (ii) any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank or as otherwise imposed by law for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably), or at such other rate as may be agreed by the Company and the Agent (each acting reasonably, in good faith and in accordance with the provisions of sub-paragraph (i) above).

(b) Without prejudice to paragraph (a) above, if a change in any currency of any relevant country occurs (or if a single currency or currency unit ceases to be the lawful currency of one or more country) after the date of these Conditions, the Note Documents will be amended to the extent to which the Agent, acting reasonably and in good faith and after consultation with the Company, determines to be necessary to satisfy the requirements of, and reflect the matters contemplated by, paragraph (a) above, to reflect the change in currency or any generally accepted financial conventions and market practice in the relevant interbank market relating to dealing in any new currency and, in each case, so far as is reasonably practicable, to put the Obligors in no worse a position than that which they would have been had such change or event not taken place. Any such changes agreed upon in writing by the Agent and the Company shall be binding upon the Note Parties and the Obligors as an amendment to (or, as the case may be, waiver of) the terms of the Note Documents notwithstanding the provisions of Condition 26 (*Amendments And Waivers*).

20.13 Disruption to Payment Systems etc.

If either the Agent determines (in its discretion) that a Disruption Event has occurred or the Agent is notified by the Company that a Disruption Event has occurred:

(a) the Agent may, and shall if requested to do so by the Company, consult with the Company with a view to agreeing with the Company such changes to the operation or administration of the Notes as the Agent may deem necessary in the circumstances;

(b) the Agent shall not be obliged to consult with the Company in relation to any changes mentioned in paragraph (a) above if, in its opinion (acting reasonably and in good faith), it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c) the Agent may consult with the Note Parties in relation to any changes mentioned in paragraph (a) above but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

(d) any such changes agreed upon by the Agent and the Company shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Note Documents notwithstanding the provisions of Condition 26 (*Amendments And Waivers*);

(e) the Agent shall not be liable for any damages, costs or losses whatsoever (including, without limitation for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Condition 20.13; and

(f) the Agent shall notify the Note Parties of all changes agreed pursuant to paragraph (d) above.

21. SET-OFF

Provided that an Event of Default has occurred and is continuing, a Note Party may set-off any matured obligation due from an Obligor under the Note Documents (to the extent beneficially owned by that Note Party) against any matured obligation owed by that Note Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Note Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off (observing in relation to a Brazilian Guarantor or an Argentine Guarantor the applicable Brazilian or Argentine foreign exchange and regulatory rules, as the case may be).

22. NOTICES

22.1 Communications in writing

Any communication to be made under or in connection with the Note Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

22.2 Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each party for any communication or document to be made or delivered under or in connection with the Note Documents is:

(g) in the case of the Company, that identified in the Note Purchase Agreement;

(h) in the case of each Note Purchaser, that identified in the Note Purchase Agreement, or in the case of any additional Note Purchaser, notified in writing to the Company on or prior to the date on which it becomes a Note Purchaser;

(i) in the case of the Agent or Security Agent, that identified in the Note Purchase Agreement,

or any substitute address, fax number or department or officer as the party may notify to the other parties by not less than five Business Days' notice.

22.3 Delivery

(a) Any communication or document made or delivered by one person to another under or in connection with the Note Documents will only be effective:

(i) if by way of fax, when received in legible form; or

(ii) if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under Condition 22.2 (*Addresses*), if addressed to that department or officer.

(b) Any communication or document to be made or delivered to the Agent or Security Agent will be effective only when actually received by the Agent or Security Agent and then only if it is expressly marked for the attention of the department or officer identified with the Agent or Security Agent's signature in the Note Purchase agreement (or any substitute department or officer as the Security Agent shall specify for this purpose).

(c) The Company may make and/or deliver as agent of each Obligor notices and/or requests on behalf of each Obligor.

(d) Any communication or document made or delivered to the Company in accordance with this Condition 22.3 will be deemed to have been made or delivered to each of the Obligors.

22.4 Electronic communication

(a) Any communication to be made between any two parties under or in connection with the Note Documents may be made by electronic mail or other electronic means, to the extent that those two parties:

(i) agree that, unless and until notified to the contrary, this is to be an accepted form of communication;

(ii) notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(iii) notify each other of any change to their address or any other such information supplied by them.

(b) Any electronic communication made between those two parties will be effective only when actually received in readable form and in the case of any electronic communication made by a party to the Agent or Security Agent only if it is addressed in such a manner as the Agent or Security Agent shall specify for this purpose.

22.5 **Use of websites**

(a) The Company may satisfy its obligation under these Conditions to deliver any information in relation to those Note Purchasers (the "**Website Note Purchasers**") who accept this method of communication (and each Note Purchaser shall be deemed to accept this method of communication unless it has expressly notified the Agent to the contrary) by posting (either directly or by way of another Note Party posting) this information onto an electronic website designated by the Company and the Agent (the "**Designated Website**") if:

(i) the Agent expressly agrees that it will accept communication of the information by this method;

(ii) both the Company and the Agent are aware of the address of and any relevant password specifications for the Designated Website; and

(iii) the information is in a format previously agreed between the Company and the Agent.

If any Note Purchaser (a "**Paper Form Note Purchaser**") does not agree to the delivery of information electronically then the Agent shall notify the Company accordingly and the Company shall, at its own cost, supply the information to the Paper Form Note Purchaser in paper form.

(b) The Agent shall supply each Website Note Purchaser with the address of and any relevant password specifications for the Designated Website following designation of that website by the Company and the Agent.

(c) The Company (or the Note Party operating the Designated Website) shall promptly upon becoming aware of its occurrence notify the Agent (unless the Agent is operating the Designated Website) if:

(i) the Designated Website cannot be accessed due to technical failure;

(ii) the password specifications for the Designated Website change;

(iii) any new information which is required to be provided under these Conditions is posted onto the Designated Website;

(iv) any existing information which has been provided under these Conditions and posted onto the Designated Website is amended; or

(v) the Company becomes aware that the Designated Website or any information posted onto the Designated Website is or has been infected by any electronic virus or similar software.

If the Company notifies the Agent under paragraph (c)(i) or paragraph (c)(v) above, all information to be provided by the Company under these Conditions after the date of that notice shall be supplied in paper form unless and until the Agent and each Website Note Purchaser is satisfied that the circumstances giving rise to the notification are no longer continuing.

(d) Any Website Note Purchaser may request through the Agent one paper copy of any information required to be provided under these Conditions which is posted onto the Designated Website. The Company shall at its own cost comply with any such request within ten Business Days of receiving written details thereof from the Agent.

22.6 English language

(a) Any notice given under or in connection with any Note Document must be in English.

(b) All other documents (other than the constitutional documents of any Obligor) provided under or in connection with any Note Document must be:

(i) in English; or

(ii) if not in English, and if so required by the Agent (acting reasonably), accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

22.7 Deemed delivery to the Agent

Any financial or other information or notice deliverable to the Agent pursuant to these Conditions or the Note Documents shall be deemed to have been given when delivered to the Agent under (and as defined in) the New 2025 Notes Conditions.

23. CALCULATIONS AND CERTIFICATES

23.1 Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Note Document, the entries made in the accounts maintained by a Note Party are prima facie evidence of the matters to which they relate.

23.2 **Certificates and determinations**

(a) Any certification or determination by a Note Party of a rate or amount under any Note Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

(b) Where any person gives a certificate on behalf of any parties to the Note Documents pursuant to any provision thereof and such certificate proves to be incorrect, the individual shall incur no personal liability in consequence of such certificate being incorrect save where such individual acted fraudulently in giving such certificate (in which case any liability of such individual shall be determined in accordance with applicable law).

23.3 **Day count convention**

Any interest, commission or fee accruing under a Note Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of three hundred and sixty (360) days or, in any case where the practice in the relevant interbank market differs, in accordance with that market practice.

24. **PARTIAL INVALIDITY**

If, at any time, any provision of the Note Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

25. **REMEDIES AND WAIVERS**

No failure to exercise, nor any delay in exercising, on the part of any Note Purchaser or Secured Party, any right or remedy under the Note Documents shall operate as a waiver of any such right or remedy or constitute an election to affirm any of the Note Documents. No election to affirm any of the Note Documents on the part of any Note Purchaser shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in each Note Document are cumulative and not exclusive of any rights or remedies provided by law.

26. **AMENDMENTS AND WAIVERS**

26.1 **Required consents**

(a) This Condition 26 is subject to the terms of the Intercreditor Agreement. Subject to Condition 26.2 (*Exceptions*) any term of the Note Documents may be amended or waived only with the consent of the Majority Note Purchasers and the Company and any such amendment or waiver will be binding on all parties thereto.

(b) The Agent (or, if applicable, the Security Agent) may effect, on behalf of any Note Party, any amendment, waiver, consent or release permitted by this Condition 26 and any amendment waiver, consent or release made or effected in accordance with the provisions of this Condition 26, or in accordance with any other term of these

Conditions or any other Note Documents shall, in each case, be binding on all parties. In the event that any of the Note Parties is not entitled to grant to the Agent the authority referred to in these Conditions it shall be obliged to appear with the Agent, upon the request of the Agent, to formalise any actions or measures that are required. By virtue of these Conditions, each of the Note Parties shall be obliged to cooperate with the Agent, including to participate in the negotiation and execution of the documents, either in public or private that may be required for the execution and effectiveness of the provisions contained in these Conditions.

(c) Each Note Party irrevocably and unconditionally authorises and instructs the Agent without any further consent, sanction, authority or further confirmation from them (for the benefit of the Agent and the Company) to execute any documentation relating to a proposed amendment or waiver as soon as the requisite Note Purchaser consent is received in accordance with this Condition 26 (or on such later date as may be agreed by the Agent and Company). Without prejudice to the foregoing, the Note Parties shall enter into any documentation necessary to implement an amendment or waiver once that amendment or waiver has been approved by the requisite number of Note Purchasers determined in accordance with this Condition 26 (or on such later date as may be agreed by the Agent and Company).

(d) The Company may effect, as agent of each Obligor, any amendment or waiver permitted by this Condition 26 and each Obligor agrees to any such amendment or waiver permitted by this Condition 26 which is agreed to by the Company. This includes any amendment or waiver which would, but for this paragraph (d), require the consent of all of the Guarantors.

26.2 **Exceptions**

(a) Other than as provided in the following paragraphs of this Condition 26.2:

(i) an amendment, consent or waiver that has the effect of changing or which relates to:

(A) the definition of "Majority Note Purchasers" or "Super Majority Note Purchasers" in Condition 1.1 (*Definitions*);

(B) any provision which expressly requires the consent of all the Note Purchasers;

(C) Condition 20.1 (*Note Purchasers' rights and obligations*) and paragraph (f) of Condition 15.2 (*Conditions of transfer*); or

(D) any redenomination into another currency of any Note;

(E) a reduction in the Applicable Rate or PIK Margin or a reduction in the amount of any payment of principal, interest, fees or commission or other amount owing or payable to a Note Purchaser under the Note Documents;

(F) [reserved];

(G) any change in the currency of any payment of principal, interest, fees, commission or other amount owing or payable to a Note Purchaser under the Note Documents;

(H) any amendment (including by way of consent or waiver) to the order of priority of payments in respect of the Notes or any subordination of any claims of Note Purchasers under the Note Documents in respect of Notes;

(I) Condition 19 (*Sharing among the Note Purchasers*); or

(J) this Condition 26,

shall not be made without the prior consent of all the Note Purchasers.

(ii) an amendment or waiver that has the effect of changing or which relates to:

(A) (other than as expressly permitted by the provisions of any Note Document) the nature or scope of:

(1) the guarantee and indemnity granted under Condition 3 (*Guarantee and Indemnity*);

(2) the Charged Property; or

(3) the manner in which the proceeds of enforcement of the Transaction Security are distributed, or

(B) the release of all or substantially all of:

(1) any guarantee and indemnity granted under Condition 3 (*Guarantee and Indemnity*); or

(2) any Transaction Security;

(C) [reserved];

(D) [reserved];

(E) any amendment, consent or waiver that will, or would have the effect of, subordination of payment rights or priorities, or Lien rights or priority (including in respect of any *pro rata* sharing of payments or waterfall provisions in any Note Document), of any Note Purchaser relative to any other Note Purchaser;

(F) any amendment, consent or waiver that will, or would have the effect of, establishing a senior priority, whether in right of payment, Lien priority (including in respect of any pro rata sharing of payments or waterfall provisions), of the claims hereunder and the other Note Documents relative to the claims and Liens of the holders or lenders under other Indebtedness of the Issuer or its Affiliates or Subsidiaries, including, without limitation, any amendments, consents or waivers

to permit transactions that will, or would have the effect of, any of the foregoing; or

(G) any extension to the date of payment of any amount owing or payable to a Note Purchaser under the Note Documents,

shall not be made without the prior consent of the Super Majority Note Purchasers, in each case, unless, in the case of any matter referred to in sub-paragraphs (A) or (B) above:

(1) that release is conditional upon or is to become effective on or following the prepayment and cancellation in full of all amounts due and owing under the Note Documents;

(2) such release is required to effect, implement or facilitate any disposal or similar transaction permitted under these Conditions (a "**Permitted Disposal**") or any Permitted Transaction and, in the case of a Permitted Disposal of assets (including for the avoidance of doubt, any shares in an Obligor or a Holding Company of an Obligor) over which Transaction Security is to be released, the Security Agent shall release any guarantees and Transaction Security granted by (and over the shares in) that Obligor **provided that** if the Disposal is not consummated new Transaction Security is immediately granted over the assets which were released from such Transaction Security;

(3) the guarantee and indemnity granted by an Obligor which is to be released is being released pursuant to a Permitted Disposal of the shares in that Obligor (or that Obligor's Holding Company) pursuant to paragraph (2) above; or

(4) that release is required to implement or facilitate a Permitted Disposal, (provided that, where applicable, any such release shall be without prejudice to any obligation under these Conditions to provide replacement Security),

where no consent for that release shall be required and the Secured Parties shall (on the request and at the cost of the Company) execute any release documents required by the Company.

(b) An amendment or waiver which relates to the recovery and application of proceeds under, or any waiver of prepayments required under, Condition 5 (*Mandatory Redemption*) shall only require the consent of the Majority Note Purchasers, **provided that** if any amount has become due and payable to a Note Purchaser under Condition 5 (*Mandatory redemption*), the right of that Note Purchaser to that redemption may only be waived with the consent of that Note Purchaser.

(c) An Event of Default or Default may be waived with the consent of the Majority Note Purchasers, **provided that** no payment Event of Default may be waived without the consent of each Note Purchaser to which the relevant overdue payment is still owing. Any notice, demand, declaration or other step or action taken under or pursuant to

Condition 14.6 (*Acceleration*) may be revoked with the consent of the Majority Note Purchasers.

(d) Notwithstanding anything to the contrary in the Note Documents, a Note Purchaser may unilaterally waive, relinquish or otherwise irrevocably give up all or any of its rights under any Note Document with the consent of the Company.

(e) An amendment or waiver which relates to the rights or obligations of the Agent or Security Agent, may not be effected without the consent of the Agent or Security Agent as applicable.

(f) No amendment or waiver of a term of any Fee Letter or other side letter shall require the consent of any Note Party other than the parties to such Fee Letter or side letter.

(g) Any term of the Note Documents (other than any Fee Letter) may be amended or waived by the Company and the Agent (or, if applicable, the Security Agent) without the consent, sanction, authority or further confirmation of any other person if that amendment or waiver is:

(i) to cure defects or omissions, resolve ambiguities or inconsistencies (including any manifest error) or reflect changes of a minor, technical or administrative nature;

(ii) reasonably required by the Company in order to comply with the terms of paragraph 2 of Schedule 7 (*Conditions Subsequent*) of the Note Purchase Agreement;

(iii) to update any reference to the quantum of Notes in these Conditions to reflect the aggregate quantum of Notes issued (or to be issued) on the Issue Date; or

(iv) otherwise for the benefit of all of the Note Purchasers.

(h) The Company may, in respect of any request for an amendment, consent or waiver under these Conditions, pay to the Note Purchasers holding Notes prior to any such request (and, for the avoidance of doubt, not any Note Purchasers that may be requested by the Company to accede to the Agreement in connection with any such request, except to the extent the Note Purchasers holding Notes prior to any such request expressly consent in writing) which consent to such request a fee in the amount and at the times agreed between the Company and the relevant Note Purchasers provided that such consent fee is also offered to each other Note Purchaser holding Notes prior to any such request which provides its irrevocable and unconditional consent to such request.

26.3 Non-Responding Note Purchaser ("Snooze you lose")

(a) If any Note Purchaser fails to accept or reject a request for a consent, waiver or amendment of or in relation to any of the terms of any Note Document or other vote of Note Purchasers under the terms of these Conditions within fifteen Business Days (unless the Company and the Majority Note Purchasers agree to a longer time period in relation to any request including where such longer time period may be agreed following the submission of such request) of that request being made (such Note Purchaser being a "**Non-Responding Note Purchaser**"), the Non-Responding Note

Purchasers' Notes shall not be included for the purpose of calculating the total Notes and the Non-Responding Note Purchaser will not be treated as a Note Purchaser when ascertaining whether any relevant percentage (including, for the avoidance of doubt, unanimity) of total Notes and/or the number of Note Purchasers has been obtained to approve that request.

26.4 **Replacement of Note Purchaser**

(a) If at any time any Note Purchaser becomes a Non-Consenting Note Purchaser then the Company may, on not less than five Business Days prior written notice to such Non-Consenting Note Purchaser:

(i) replace such Non-Consenting Note Purchaser by requiring such Non-Consenting Note Purchaser to (and such Non-Consenting Note Purchaser shall) transfer pursuant to Condition 15 (*Changes to the Note Purchasers*) all (and not part only) of its rights and obligations under the Note Documents to one or more Note Purchasers or other persons (each a "**Replacement Note Purchaser**") selected by the Company (acting reasonably) and which confirms its (or their) willingness to assume and does assume all the obligations of the transferring Note Purchaser for a purchase price in cash payable at the time of transfer equal to the outstanding principal amount of such Note Purchaser's holding of the outstanding Notes and all accrued interest and other amounts payable in relation thereto under the Note Documents in respect of such Notes (the "**Replacement Amount**");

(ii) prepay (or procure that another member of the Group prepays), all or any part of that Note Purchaser's Notes and all accrued interest and other amounts payable in relation thereto under the Notes Documents in respect of such Notes,

provided that, in each case, the Company or any other member of the Group shall not be required to pay any prepayment fees or penalties (however described) payable under any Note Document.

(b) Any notice delivered under paragraph (a) exercising any rights under paragraph (i) above shall be accompanied by a Transfer Certificate complying with Condition 15.4 (*Procedure for transfer*), which Transfer Certificate shall be immediately executed by the relevant Non-Consenting Note Purchaser and returned to the Company. Notwithstanding the requirements of Condition 15 (*Changes to the Note Purchasers)* or any other provisions of the Note Documents, if a Note Purchaser does not execute and/or return a Transfer Certificate as required by this paragraph within two Business Days of delivery by the Company, the relevant transfer or transfers shall automatically and immediately be effected for all purposes under the Note Documents on payment of the Replacement Amount to the relevant Note Purchaser.

(c) Unless otherwise agreed by the Majority Note Purchasers, in case of the replacement or unless agreed by the Super Majority Note Purchasers, in case of prepayment of a Note Purchaser pursuant to this Condition 26.4, such replacement or prepayment shall be subject to the following conditions:

(i) the Company shall have no right to replace the Security Agent (in such capacity) pursuant to paragraph (a) above;

(ii) the Company may only exercise its replacement or prepayment rights pursuant to paragraph (a) above in respect of any relevant Note Purchaser within 90 days of becoming entitled to do so (or, if later, on or prior to the date 90 days after the date on which the Company receives notice in writing that such Note Purchaser has become a Non-Consenting Note Purchaser) on each occasion such Note Purchaser is a Non-Consenting Note Purchaser;

(iii) in the case of any prepayment of a Non-Consenting Note Purchaser pursuant to paragraph (a) above, unless otherwise agreed by the Super Majority Note Purchasers, that prepayment shall be funded directly or indirectly with Subordinated Indebtedness or the proceeds of any equity or similar issuance by the Company;

(iv) no Note Purchaser shall have any obligation to the Company to find a Replacement Note Purchaser for the purposes of paragraph (a) above; and

(v) in no event shall a Note Purchaser being replaced pursuant to paragraph (a) above be required to pay or surrender to the relevant Replacement Note Purchaser(s) any of the fees received by it pursuant to the Note Documents.

26.5 Amendments by Security Agent

Unless the provisions of any Note Document expressly provide otherwise, the Security Agent may, if authorised by the Super Majority Note Purchasers and with the consent of the relevant Obligor, amend the terms of, waive any of the requirements of, or grant consents under, any of the Transaction Security Documents, any such amendment, waiver or consent being binding on all the parties to the Note Documents.

26.6 Disenfranchisement of certain Note Purchasers

(a) In ascertaining the Majority Note Purchasers or the Super Majority Note Purchasers or whether any given percentage (including, for the avoidance of doubt, unanimity) of the Notes or the agreement of any specified group of Note Purchasers has been obtained to approve any request for a consent, waiver, amendment or other vote under the Note Documents, the Notes held by an Industry Competitor shall be deemed to be zero. For the avoidance of doubt, this deemed treatment of the Notes shall be for the purpose of consents, waivers, amendments or other votes only.

(b) For the purposes of this Condition, the Agent may assume that no Note Purchasers are Industry Competitors unless the Issuer delivers an officer's certificate to the Agent certifying that the Issuer believes in good faith that there is a reasonable basis to believe a Note Purchaser is an Industry Competitor (with reasonable supporting evidence accompanying that officer's certificate). Notwithstanding the foregoing, (i) in the event that the Notes held by any purported Industry Competitor were disregarded and deemed to be zero, if the relevant consent, waiver, amendment or other vote under the Note Documents would have been approved by the requisite percentage of Notes without taking into account any action, whether consenting, affirmatively not consenting or otherwise, of any Industry Competitor, then such consent, waiver, amendment or other vote shall nonetheless be binding and effective, and (ii) either (x) in the event a court of competent jurisdiction rules that a Note Purchaser is not an Industry Competitor or (y) in the event that such Note Purchaser

provides a certification that it is not an Industrial Competitor and provides know-your-client (or substantially similar) information that provides that it does not qualify as a an Industrial Competitor, its Notes shall be deemed at face value and this provision shall not apply to such Note Purchaser.

(c) No Note Purchaser which is an Industry Competitor shall be permitted to attend or participate in any meeting or conference call to which all the Note Purchasers are invited to attend or participate, or be entitled to receive the agenda or any minutes of the same, and shall not be entitled to receive any report or other document prepared by a member of the Group or at the behest of, or on the instructions of, the Agent or one or more of the Note Purchasers.

27. CONFIDENTIALITY

27.1 Confidential Information

Each Note Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Condition 27.2 (*Disclosure of Confidential Information*), and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

27.2 Disclosure of Confidential Information

Any Note Party may disclose:

(a) to any of its Affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives such Confidential Information as that Note Purchaser shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(b) to any person:

(i) to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Note Documents and to any of that person's Affiliates, Related Funds, Representatives and professional advisers;

(ii) with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Note Documents and/or one or more Obligors and to any of that person's Affiliates, Related Funds, Representatives and professional advisers;

(iii) appointed by any Note Purchaser or by a person to whom paragraph (b)(i) or (ii) above applies to receive communications, notices, information or documents delivered pursuant to the Note Documents on its behalf;

(iv) who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in paragraph (b)(i) or (ii) above;

(v) to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

(vi) to whom or for whose benefit that Note Purchaser charges, assigns or otherwise creates Security (or may do so) pursuant to Condition 15.5 (*Security over Note Purchasers' rights*);

(vii) to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;

(viii) who is a party to any Note Document;

(ix) with the consent of the Company; or

(x) which is an investor (or may become an investor) in that Note Purchaser,

in each case, such Confidential Information as that Note Purchaser shall (acting in good faith) consider appropriate provided that:

(A) in relation to paragraphs (b)(i), (b)(ii), (b)(iii) and (b)(x) above, the person to whom the Confidential Information is to be given has first entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(B) in relation to paragraph (b)(iv) above, the person to whom the Confidential Information is to be given has first entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

(C) in relation to paragraphs (b)(v), (b)(vi) and (b)(vii) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the

opinion of that Note Purchaser (acting reasonably and in good faith), it is not practicable so to do in the circumstances;

(c) to any person appointed by that Note Purchaser or by a person to whom paragraph (b)(i) or (b)(ii) above applies to provide administration or settlement services in respect of one or more of the Note Documents including without limitation such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (c) if the service provider to whom the Confidential Information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers amended to the extent necessary to ensure that it is capable of being relied upon by the Company without requiring its signature and may not be materially amended without the consent of the Company or such other form of confidentiality undertaking agreed between the Company and the relevant Note Purchaser; or

(d) to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Note Documents and/or the Obligors if the rating agency to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information.

27.3 **Entire agreement**

This Condition 27 (*Confidentiality*) constitutes the entire agreement between the parties to the Note Documents in relation to the obligations of the Note Parties under the Note Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

27.4 **Inside information**

Subject and without prejudice to the provisions of Condition 11.6 (*Public Information*), each of the Note Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and each of the Note Parties undertakes not to use any Confidential Information for any unlawful purpose.

27.5 **Notification of disclosure**

Each of the Note Parties agrees (to the extent permitted by law and regulation) to inform the Company:

(a) of the circumstances of any disclosure of Confidential Information made pursuant to paragraph (b)(v) of Condition 27.2 (*Disclosure of Confidential Information*) except where such disclosure is made to any of the persons referred to in that paragraph during the course of its supervisory or regulatory function; and

(b) upon becoming aware that Confidential Information has been disclosed in breach of this Condition 27 (*Confidentiality*).

27.6 Continuing obligations

The obligations in this Condition 27 (*Confidentiality*) are continuing and, in particular, shall survive and remain binding on each Note Party for a period of twelve Months from the earlier of:

(a) the date on which all amounts payable by the Obligors under or in connection with the Note Documents have been paid in full; and

(b) the date on which such Note Party otherwise ceases to be a Note Party.

28. COUNTERPARTS

Each Note Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Note Document and a counterpart of a Note Document by email attachment or telecopy shall be an effective mode of delivery.

29. GOVERNING LAW

The Notes (including these Conditions) and any non-contractual obligations arising out of or in connection with them are governed by English law, except for Schedule 3 (*Information Undertakings*), Schedule 4 (*General Undertakings*), Schedule 5 (*Events of Default*) and Schedule 6 (*Certain Definitions*) of these Conditions and any non-contractual obligations arising out of or in connection with those schedules, which shall be interpreted in accordance with the law of the State of New York (without prejudice to the fact that these Notes and Conditions are governed by English law). For the avoidance of doubt, the application of the provisions of article 470-1 to 470-19 (inclusive) of the Luxembourg law on commercial companies, dated August 10, 1915, as amended, is excluded.

30. ENFORCEMENT

30.1 Jurisdiction of English courts

(a) The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with the Notes and these Conditions (including a dispute relating to the existence, validity or termination of the Notes or Conditions or the consequences of their nullity) or any non-contractual obligations arising out of or in connection with the Notes or these Conditions (a "**Dispute**") including in relation to Schedule 3 (*Information Undertakings*), Schedule 4 (*General Undertakings*), Schedule 5 (*Events of Default*) and Schedule 6 (*Certain Definitions*) of these Conditions and any non-contractual obligations arising out of or in connection with those schedules.

(b) The Note Parties and the Obligors agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Note Party or Obligor will argue to the contrary.

(c) Subject to paragraph (d) below, paragraph (b) above is for the benefit of the Note Parties and Secured Parties only. As a result, no Note Party or Secured Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Note Parties and Secured Parties may take concurrent proceedings in a number of jurisdictions.

(d) Notwithstanding anything to the contrary in this Condition 30.1, with respect to any Dispute involving any Colombian Obligor, each of the parties hereto expressly, irrevocably and unconditionally agrees to submit for itself and its property, to the non-exclusive jurisdiction of the English courts;

(e) Notwithstanding anything to the contrary in this Condition 30.1, with respect to any Dispute involving any Mexican Obligor, each of the parties hereto:

(i) expressly, irrevocably and unconditionally agrees to submit for itself and its property, to the exclusive jurisdiction of the English courts; and

(ii) waives any other jurisdiction to which it may be entitled by reason of its present or future domicile or otherwise.

30.2 **Service of process**

Section 17 of the Note Purchase Agreement shall apply in relation to the Conditions and the Notes as if set out herein *mutatis mutandis*.

SCHEDULE 1
[RESERVED]

SCHEDULE 2
AGREED SECURITY PRINCIPLES

Section 1. Agreed Security Principles.

(a) The guarantees and security to be provided under the Note Documents will be given in accordance with the security principles set out in this Schedule (the ***Agreed Security Principles***). This Schedule identifies the Agreed Security Principles and addresses the manner in which the Agreed Security Principles will impact on and determine the extent and terms of the guarantees and security proposed to be provided in relation to the Notes.

(b) [*Reserved*]

(c) [*Reserved*]

(d) The Agreed Security Principles embody the recognition by all parties that there may be certain legal and practical difficulties in obtaining effective or commercially reasonable guarantees and/or security from all relevant members of the Group in each jurisdiction in which it has been agreed that guarantees and security will be granted by those members. In particular:

(i) general legal and statutory limitations, regulatory restrictions financial assistance, corporate benefit, fraudulent preference, equitable subordination, "**transfer pricing**" or "**thin capitalization**", "**earnings stripping**", "**controlled foreign corporation**" and other tax restrictions, "**exchange control restrictions**", "**capital maintenance**" rules and "**liquidity impairment**" rules, tax restrictions, retention of title claims, employee consultation or approval requirements and similar principles may limit the ability of a member of the Group to provide a guarantee or security or may require that the guarantee or security be limited as to amount or otherwise and, if so, the guarantee or security will be limited accordingly, *provided* that, to the extent reasonably requested by the Security Agent before signing any applicable security or accession document, the relevant member of the Group shall use reasonable endeavours (but without incurring material cost and without adverse impact on relationships with third parties) to overcome any such obstacle or otherwise such guarantee or security or accession document shall be subject to such limit;

(ii) a key factor in determining whether or not a guarantee or security will be taken (and in respect of the security, the extent of its perfection and/or registration) is the applicable time and cost (including adverse effects on taxes, interest deductibility, stamp duty, registration taxes, notarial costs and all applicable legal fees) which will not be disproportionate to the benefit accruing to the Note Purchasers of obtaining such guarantee or security;

(iii) members of the Group will not be required to give guarantees or enter into security documents if they are not wholly owned by another member of the Group or if it is not within the legal capacity of the

relevant members of the Group or if it would conflict with the fiduciary or statutory duties of their directors or contravene any applicable legal, regulatory or contractual prohibition or restriction or have the potential to result in a material risk of personal or criminal liability for any director or officer of or for any member of the Group, *provided* that, to the extent reasonably requested by the Security Agent before signing any applicable security document or accession document, the relevant member of the Group shall use reasonable endeavours (but without incurring material cost and without adverse impact on relationships with third parties) to overcome any such obstacle or otherwise such guarantee or security document shall be subject to such limit;

(iv) guarantees and security will be limited so that the aggregate of notarial costs and all registration and like taxes and duties relating to the provision of security will not exceed an amount to be agreed between the Obligor's Agent and the Security Agent;

(v) where a class of assets to be secured includes material and immaterial assets, if the cost of granting security over the immaterial assets is disproportionate to the benefit of such security, security will be granted over the material assets only;

(vi) it is expressly acknowledged that it may be either impossible or impractical to create security over certain categories of assets in which event security will not be taken over such assets;

(vii) any asset subject to a legal requirement, contract, lease, licence, instrument, regulatory constraint (including any agreement with any government or regulatory body), factoring arrangements or other third party arrangement, which may prevent or condition the asset from being charged, secured or being subject to the applicable security document (including requiring a consent of any third party, supervisory board or works council (or equivalent)) and any asset which, if subject to the applicable security document, would give a third party the right to terminate or otherwise amend any rights, benefits and/or obligations with respect to any member of the Group in respect of the asset or require the relevant chargor to take any action materially adverse to the interests of the Group or any member thereof, in each case will be excluded from a guarantee or security document *provided* that best efforts to obtain consent to charging any asset (where otherwise prohibited) shall be used by the Group if the Company, the Majority Noteholders under and as defined in the New 2025 Notes Conditions and the Majority Noteholders under and as defined in the Existing 2025 Notes Conditions and each of their respective advisors so determine (acting in good faith);

(viii) the giving of a guarantee, the granting of security and the registration and/or the perfection of the security granted will not be required if it would have a material adverse effect on the ability of the relevant member of the Group to conduct its operations and business in the ordinary course as otherwise permitted by the Note Documents

(including dealing with the secured assets and all contractual counterparties or amending, waiving or terminating (or allowing to lapse) any rights, benefits or obligations, in each case prior to an Event of Default which is continuing), and any requirement under the Agreed Security Principles to seek consent of any person or take or not take any other action shall be subject to this paragraph, except as agreed by the Company, the Majority Noteholders under and as defined in the New 2025 Notes Conditions and the Majority Noteholders under and as defined in the Existing 2025 Notes Conditions and each of their respective advisors (acting in good faith);

(ix) any security document will only be required to be notarized if required by law in order for the relevant security to become effective or admissible in evidence or where subject to these Agreed Security Principles such notarization provides for a material enhancement to the rights of the Secured Parties (as defined in the Intercreditor Agreement);

(x) no guarantee or security will be required to be given by any person or over any asset (and no consent shall be required to be sought with respect thereof) which are required to support acquired indebtedness to the extent such acquired indebtedness is permitted by these Conditions to remain outstanding after an acquisition. No member of a target group or other entity acquired pursuant to an acquisition not prohibited by these Conditions shall be required to become a Guarantor or grant security with respect to the Loans if prevented by the terms of the documentation governing that acquired indebtedness; no security will be granted over any asset secured for the benefit of any Permitted Debt (as defined in Schedule 6 (*Particular Definitions*)) and/or to the extent constituting a Permitted Lien unless specifically required by a Note Document to the contrary;

(xi) to the extent possible and unless required by applicable law, there should be no action required to be taken in relation to the guarantees or security when any lender assigns or transfers any of its participation to a new lender (and, unless explicitly agreed to the contrary in these Conditions, no member of the Group shall bear or otherwise be liable for any taxes, any notarial, registration or perfection fees or any other costs, fees or expenses that result from any assignment or transfer by any Note Purchaser);

(xii) no title investigations or other diligence on assets will be required and no title insurance will be required;

(xiii) security will not be required over any assets subject to security in favor of a third party or any cash part of any cash-pooling arrangement or constituting regulatory capital or customer cash (and such assets or cash shall be excluded from any relevant security document);

(xiv) to the extent legally effective, all security will be given in favor of the Security Agent and not the secured creditors individually (with the Security Agent to hold one set of security documents for all Secured

Parties); "parallel debt" provisions will be used where necessary; no member of the Group will be required to take any action in relation to any guarantees or security as a result of any assignment or transfer by any Note Purchaser;

(xv) guarantees and security will not be required from or over, or over the assets of, any joint venture or similar arrangement, any minority interest or any member of the Group that is not wholly-owned by another member of the Group;

(xvi) no guarantees, indemnities or security will be required to be granted or perfected to the extent that to do so would conflict with, be prohibited by or be inconsistent with the terms of the Existing Intercreditor Agreement or any Secured Debt Document (as defined therein);

(xvii) the Secured Parties will not be able to exercise any power of attorney or set-off granted to it under the terms of the Note Documents prior to the occurrence of an Event of Default which is continuing;

(xviii) no guarantee or security shall guarantee or secure any "Excluded Swap Obligations" defined in accordance with the LSTA Market Advisory Update dated February 15, 2013 entitled "*Swap Regulations' Implications for Loan Documentation*", and any update thereto by the LSTA; and

(xix) other than a general security agreement and related filing, no perfection, filing or other action will be required with respect to assets of a type not owned by members of the Group or not in a Covered Jurisdiction or otherwise over the shares of a member of the Group not incorporated in a Covered Jurisdiction.

Section 2. Guarantees.

Subject to the guarantee limitations set out in the Financing Documents, each guarantee will be an upstream, cross-stream and downstream guarantee for all liabilities of the Obligors under the Note Documents in accordance with, and subject to, the requirements of these Agreed Security Principles in each relevant jurisdiction (references to "security" to be read for this purpose as including guarantees). Security documents will secure the guarantee obligations of the relevant security provider or, if such security is provided on a third-party basis, all liabilities of the Obligors under the Note Documents, in each case in accordance with, and subject to, the requirements of these Agreed Security Principles in each relevant jurisdiction.

Section 3. Governing Law and Scope.

All security (other than share security) will be governed by the law of, and secure only assets located in, the jurisdiction of incorporation of the applicable grantor of the security; and no action in relation to security (including any perfection step, further assurance step, filing or registration) will be required in jurisdictions where the grantor of the security is not incorporated (except where

the governing law of the relevant security does not match the jurisdiction of incorporation of the relevant grantor). Share security over any subsidiary will be governed by the law of the place of incorporation of that subsidiary and security granted over structural intercompany receivables will be governed by the governing law of such structural intra-group loan document.

Section 4. Terms of Security Documents.

The following principles will be reflected in the terms of any security taken in connection with the Notes:

(a) security will not be enforceable or crystallize until the occurrence of an Event of Default which is continuing (unless otherwise required by local law);

(b) the beneficiaries of the security will only be able to exercise a power of attorney following the occurrence of an Event of Default which is continuing (unless otherwise required by local law);

(c) unless provided otherwise in a Transaction Security Document entered into on or about the Issue Date, the security documents should only operate to create security rather than to impose new commercial obligations or a repeat of clauses in other Note Documents; accordingly (i) they should not contain additional representations, undertakings or indemnities (including, without limitation, in respect of insurance, information, maintenance or protection of assets or the payment of fees, costs and expenses) unless these are the same as or consistent with those contained in these Conditions and are required for the creation, enforcement or perfection of security; and (ii) nothing in any security document shall (or be construed to) prohibit any transaction, matter or other step (or a chargor taking or entering into the same or dealing in any manner whatsoever in relation to any asset (including all rights, claims benefits, proceeds and documentation, and contractual counterparties in relation thereto) the subject of (or expressed to be the subject of) the security agreement) if not prohibited by the terms of the other Note Documents (and accordingly to such extent, the Security Agent shall promptly effect releases, confirmations, consents to deal or similar steps always at the cost of the chargor);

(d) no security will be granted over parts, stock, moveable plant, equipment or receivables (other than Trade Receivables) if it would require labelling, segregation or periodic listing or specification of such parts, stock moveable plant, equipment or receivables (other than Trade Receivables);

(e) perfection will not be required in respect of (i) vehicles and other assets subject to certificates of title or (ii) immaterial letter of credit rights and tort claims (or the local law equivalent);

(f) unless provided otherwise in a Transaction Security Document or otherwise required under local law to create valid and enforceable Transaction Security, in no event shall control agreements or perfection by control or similar arrangements be required with respect to any assets (including deposit or securities accounts);

(g) security will, where possible, practical and legally permissible, automatically create security over future assets of the same type as those already secured. Where local law requires supplemental pledges or notices to be delivered in respect of future acquired assets in order for effective security to be created over that class of asset, such supplemental pledges or notices will be provided only upon request of the Security Agent; and

(h) each security document must contain a clause which records that if there is a conflict between the security document and these Conditions then (to the fullest extent permitted by law) the provisions of these Conditions will take priority over the provisions of the security document.

Section 5. Bank Accounts.

(a) If an Obligor grants security over any of its bank accounts it will be free to deal, operate and transact business in relation to those accounts until the occurrence of an Event of Default which is continuing.

(b) Where "fixed" security is required by local law to perfect the security and if possible without disrupting operation of the account, notice of the security will be served on the account bank in relation to applicable accounts within ten (10) Business Days of the date of the security document (or accession thereto) and the applicable grantor of the security will use its reasonable endeavours to obtain an acknowledgement of that notice within twenty (20) Business Days of service. If the grantor of the security has used its reasonable endeavours but has not been able to obtain acknowledgement or acceptance its obligation to obtain acknowledgement will cease on the expiry of that twenty (20) Business Day period. Irrespective of whether notice of the security is required for perfection, if the service of notice would prevent any member of the Group from using a bank account in the course of its business no notice of security will be served until the occurrence of an Event of Default which is continuing.

(c) Any security over bank accounts will be subject to any prior security interests in favor of the account bank which are created either by law or in the standard terms and conditions of the account bank. No grantor of security will be required to change its banking arrangements or standard terms and conditions in connection with the granting of bank account security.

(d) If required under applicable local law, security over bank accounts will be registered subject to the general principles set out in these Agreed Security Principles.

Section 6. Reserved.

Section 7. Reserved.

Section 8. Reserved.

Section 9. Receivables.

If an Obligor grants security over any of its receivables it will be free to deal with, amend, waive or terminate those receivables in the course of its business until the occurrence of an Event of Default which is continuing.

Section 10. Reserved.

Section 11. Reserved.

SCHEDULE 3
INFORMATION UNDERTAKINGS

The undertakings in this Schedule 3 remain in force from the Issue Date for so long as any amount is outstanding under the Note Documents.

The capitalized words and expressions used in this Schedule 3 shall have the meaning ascribed to them in Schedule 6 (*Particular Definitions*) save that if a capitalized word or expression is not given a meaning in Schedule 6 (*Particular Definitions*), it shall be given the meaning ascribed to it in Condition 1.1 (*Definitions*).

1. So long any Note is outstanding, the Company will furnish to the Agent:

    (a) within 120 days after the end of each fiscal year: (i) information regarding the Company and its consolidated Subsidiaries with a level and type of detail that is substantially comparable in all material respects to information in the section of the 2020 20-F entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations"; (ii) a pro forma statement of operations and statement of financial position information of the Company, together with explanatory footnotes, for any material acquisitions, dispositions or recapitalizations on a consolidated basis that have occurred since the beginning of the most recently completed fiscal year as to which such annual report relates (unless such pro forma information has been provided in a previous report pursuant to subsection (b) or (c) below) (provided that such pro forma financial information will be provided only to the extent available without unreasonable expense); (iii) the audited consolidated statement of financial position of the Company as at the end of the most recent two fiscal years and audited consolidated statements of operations and statements of cash flow of the Company for the most recent three fiscal years, including appropriate footnotes to such financial statements, for and as at the end of such fiscal years and the report of the independent auditors on such financial statements; (iv) a description of the management and shareholders of the Company, all material affiliate transactions and a description of all material debt instruments; and (v) a description of material risk factors and material subsequent events; provided that the information described in clauses (iv) and (v) may be provided in the footnotes to the audited financial statements, and provided further that the above documents in respect of the fiscal year ending on 31 December 2022 shall be furnished to the Agent (A) in unaudited form (in the format of the Group's customary quarterly press release) on or before 15 July 2023, together with confirmation from the Company that to its knowledge there are no other barriers to the Company publishing its audited financial statements besides (i) final reconciliation of balance sheet accounts in Spain, and (ii) delivery of the going concern opinion, which the Company anticipates will be possible following its entry into the Restructuring Support Agreement, and (B) in audited form as soon as such documents are available;

    (b) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, quarterly reports of the Company containing the following information:

(i) the Company's unaudited condensed consolidated statement of financial position as at the end of such quarter and unaudited condensed consolidated statements of operations and cash flow for the most recent quarter and year to date periods ending on the unaudited condensed statements of financial position date and the comparable prior year periods, together with condensed footnote disclosure; (ii) a pro forma statement of operations and statement of financial position information of the Company, together with explanatory footnotes, for any material acquisitions, dispositions or recapitalizations on a consolidated basis that have occurred since the beginning of the most recently completed fiscal quarter as to which such quarterly report relates (provided that such pro forma financial information will be provided only to the extent available without unreasonable expense); (iii) information regarding the Company and its consolidated Subsidiaries with a level and type of detail that is substantially comparable in all material respects to information in the 2020 Third Quarter 6-K; (iv) a discussion of changes in material debt instruments since the most recent report; and (v) material subsequent events and any material changes to the risk factors disclosed in the most recent annual or quarterly report; provided that the information described in clauses (iv) and (v) may be provided in the footnotes to the audited financial statements and provided further that the above documents in respect of the fiscal quarter ending on 31 March 2023 shall be furnished to the Agent in unaudited form (in the format of the Group's customary quarterly press release) on or before 30 July 2023; and

(c) promptly after the occurrence of a material event that the Company announces publicly or any acquisition, disposition or restructuring, merger or similar transaction that is material to the Company and the Restricted Subsidiaries, taken as a whole, or a senior executive officer or director changes at the Company or a change in auditors of the Company, a report containing a description of such event,

provided, however, for the avoidance of doubt, that the Company shall not be required pursuant to this Section 1 to: (i) comply with Regulation G under the Exchange Act or Item 10(e) of Regulation S-K with respect to any "non-GAAP" financial information contained therein, (ii) provide any information that is not otherwise similar to information currently included or incorporated by reference in the offering circular for the 2026 Notes or (iii) provide separate financial statements or other information contemplated by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, or, in each case, any successor provisions or any schedules required by Regulation S-X. In addition, notwithstanding the foregoing, the Company will not be required to: (i) comply with Sections 302, 906 and 404 of the Sarbanes-Oxley Act of 2002, as amended, or (ii) otherwise furnish any information, certificates or reports required by Items 307, 308 or 402 of Regulation S-K.

2. All financial statement information to be provided by the Company under these Conditions shall be prepared in accordance with IFRS as in effect on the date of such report or financial statement (or otherwise on the basis of IFRS as then in effect), except as may otherwise be described in such information; provided, however, that the reports set forth in paragraphs 1(a), (b) and (c) above may, in the event of a change in IFRS, present earlier periods on a basis that applied to such periods. The reports set forth above in this

Schedule 3 will not be required to contain any reconciliation to U.S. generally accepted accounting principles.

3. For so long as the 2026 Notes are outstanding, the Company shall notify the Agent of the time and date of any quarterly conference call convened by or on behalf of the Company with the holders of the 2026 Notes (or any representative of the same) at the same time as, or reasonably promptly following, any notice covering the same is sent to representatives of such 2026 Notes and shall allow the Agent to attend (but not participate in) each such quarterly conference call.

4. For the purposes of this Schedule 3, an acquisition or disposition shall be deemed to be material if the entity or business acquired or disposed of represents greater than 20% of the Company's (i) Consolidated Net Income or Consolidated EBITDA (as defined in the 2026 Indenture) for the most recent four quarters for which annual or quarterly financial reports are available or (ii) consolidated assets as of the last day of the most recent quarter for which annual or quarterly financial reports are available.

5. If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries and such Unrestricted Subsidiaries hold in the aggregate more than 10% of the Total Assets of the Company, then the annual and quarterly financial information required by paragraphs 1(a) and (b) will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

6. The Company may satisfy its obligations under this Schedule 3 with respect to financial information relating to the Company by furnishing financial information relating to a Parent Entity; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such Parent Entity (and other direct or indirect Parent Entities included in such information, if any), on the one hand, and the information relating to the Company and its Restricted Subsidiaries on a standalone basis, on the other hand. For the avoidance of doubt, the consolidating information referred to in the proviso in the preceding sentence need not be audited.

7. Notwithstanding anything to the contrary set forth above, if the Company or any Parent Entity has filed with the SEC and the Agent has been notified of such filing, the reports described in the preceding sections with respect to the Company or any Parent Entity, the Company shall be deemed to be in compliance with this Schedule 3; provided that the Agent shall have no obligation to monitor whether any such filings have been made.

SCHEDULE 4
GENERAL UNDERTAKINGS

The capitalized words and expressions used in this Schedule 4 shall have the meaning ascribed to them in Schedule 6 (*Certain Definitions*) save that if a capitalized word or expression is not given a meaning in Schedule 6 (*Certain Definitions*), it shall be given the meaning ascribed to it in Condition 1.1 (*Definitions*) or otherwise pursuant to these Conditions.

1. *Limitation on Indebtedness.*

   (a) The Company will not, and will not permit any of the Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness) without the prior written consent of the Majority Note Purchasers except:

      (1) as and to the extent expressly permitted or contemplated in the Budget applicable at the relevant time or otherwise expressly permitted by the Restructuring Support Agreement (***Permitted Debt***);

      (2) any Indebtedness which is existing as at the date of these Conditions to the extent the same would have been permitted to be in existence and/or incurred pursuant to the provisions of Schedule 4 of the Existing 2025 Notes Conditions (in its form as at the issue date in respect of the Existing 2025 Notes) and is set forth in Schedule 7 (*Indebtedness*) to the Restructuring Support Agreement.

   (b) Accrual of interest, accrual of dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness or the reclassification of commitments or obligations not treated as Indebtedness due to a change in IFRS, in each case to the extent the relevant commitments or obligations are contemplated in the then-applicable Budget or otherwise expressly permitted by the Restructuring Support Agreement and, in any event, in respect of Permitted Debt, will not be deemed to be an Incurrence of Indebtedness for purposes of this Section 1 (*Limitation on Indebtedness*).

2. *Limitation on Restricted Payments.*

   (a) The Company shall not, and shall not permit any of the Subsidiaries, directly or indirectly, to:

      (1) declare or pay any dividend or make any distribution on or in respect of the Company's or any Restricted Subsidiary's Capital Stock (including, without limitation, any such payment in connection with any merger or consolidation involving the Company or any of the Restricted Subsidiaries);

      (2) purchase, repurchase, redeem, retire or otherwise acquire or retire for value any Capital Stock of the Company or any Parent Entity held by Persons

other than the Company or a Restricted Subsidiary;

(3) make any principal payment on, or purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness; or

(4) make any Restricted Investment,

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through (4) are referred to herein as a ***Restricted Payment***) without the prior written consent of the Majority Note Purchasers except as and to the extent expressly permitted or contemplated in the Budget applicable at the relevant time or otherwise expressly permitted by the Restructuring Support Agreement (collectively, ***Permitted Payments***).

(b) Notwithstanding the above or anything to the contrary in the Conditions, the Company shall not, and shall not permit any of the Restricted Subsidiaries to, make any Restricted Payment, Permitted Payment or Investment of Trade Receivables without the prior written consent of the Majority Note Purchasers (provided that the foregoing shall not restrict any transaction entered into to comply with any requirement of the Note Documents or otherwise expressly permitted or required by the Restructuring Support Agreement).

3. *Limitation on Restrictions on Distributions from Restricted Subsidiaries.*

The Company shall not permit any Subsidiary to create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Subsidiary to pay dividends or make any other distributions in cash or otherwise on its Capital Stock or pay any Indebtedness or other obligations owed to the Company or any other Subsidiary without the prior written consent of the Majority Note Purchasers except as and to the extent expressly permitted or contemplated in the Budget applicable at the relevant time or otherwise expressly permitted by the Restructuring Support Agreement or as contained in any agreement documenting Indebtedness permitted to be outstanding under Section 1.

4. *Limitation on Sales of Assets and Subsidiary Stock.*

(a) The Company shall not, and shall not permit any of the Restricted Subsidiaries to, make any Asset Disposition without the prior written consent of the Majority Note Purchasers except as and to the extent expressly permitted or contemplated in the Budget applicable at the relevant time or otherwise expressly permitted by the Restructuring Support Agreement or to the extent made in the ordinary course of business (for the avoidance of doubt, bulk sales, factoring facilities or other similar arrangements are not in the "ordinary course of business").

(b) Notwithstanding the above or anything to the contrary in the Conditions (including any exceptions from the definition of Asset Disposition), the Company shall not, and shall not permit any of the Restricted Subsidiaries to, make any Asset Disposition of Trade Receivables without the prior written consent of the Majority Note Purchasers except pursuant to agreements documenting Indebtedness which are permitted under Section 1 above, or in the ordinary course of business (for the avoidance of doubt, bulk sales, factoring facilities or other similar arrangements are not in the "ordinary course of business") or to comply with any requirement of the Note Documents.

5. *Limitation on Liens*.

(a) The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, Incur or permit to exist any Lien that secures obligations under any Indebtedness or any related guarantee, on any asset or property of the Company or any Subsidiary of the Holdco without the prior written consent of the Majority Note Purchasers except:

(1) as and to the extent expressly permitted or contemplated in the Budget applicable at the relevant time or otherwise expressly permitted by the Restructuring Support Agreement; and

(2) any Lien which is existing as at the date of these Conditions and disclosed in Schedule 8 of the Restructuring Support Agreement (collectively, "***Permitted Liens***").

(b) With respect to any Lien securing Indebtedness that is permitted to secure such Indebtedness in accordance with these Conditions, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The "Increased Amount" of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness.

(c) Notwithstanding the above, the Company shall not, and shall not permit any of the Restricted Subsidiaries to, directly or indirectly, create, Incur or permit to exist any

Lien (including Permitted Liens) that secures obligations under any Indebtedness or any related guarantee, on Trade Receivables (other than Liens in favour of the Notes, the Existing 2025 Notes and the New 2025 Notes and Liens arising by operation of law) without the prior written consent of the Majority Note Purchasers.

6. *Limitation on Guarantees.*

(a) The Company will not, without the prior written consent of the Majority Note Purchasers, permit any of its Subsidiaries to give any Guarantee as and to the extent expressly permitted or contemplated in the Budget applicable at the relevant time or otherwise expressly permitted by the Restructuring Support Agreement (or to the extent granted in respect of Indebtedness permitted under Section 1 above).

7. *Limitation on Affiliate Transactions.*

(a) The Company will not and will not permit any Subsidiary or other Obligor to, without the prior written consent of the Majority Note Purchasers, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an ***Affiliate Transaction***) except as and to the extent expressly permitted or contemplated in the Budget applicable at the relevant time or otherwise expressly permitted by the Restructuring Support Agreement.

8. *Merger and Consolidation.*

(a) The Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets, in one transaction or a series of related transactions, to any Person without the prior written consent of the Majority Note Purchasers.

(b) No Guarantor may consolidate with or merge with or into any Person, or sell, convey, transfer or dispose of, all or substantially all its assets, in one transaction or a series of related transactions, to any Person, or permit any Person to merge with or into such Guarantor, without the prior written consent of the Majority Note Purchasers.

9. Reserved.

10. *Designation of Restricted and Unrestricted Subsidiaries.*

The Company shall not designate any Restricted Subsidiary to be an Unrestricted Subsidiary without the prior written consent of the Majority Note Purchasers.

SCHEDULE 5
EVENTS OF DEFAULT

The capitalized words and expressions used in this Schedule 5 shall have the meaning ascribed to them in Schedule 6 (*Certain Definitions*) save that if a capitalized word or expression is not given a meaning in this Schedule 5 or Schedule 6 (*Certain Definitions*), it shall be given the meaning ascribed to it in Condition 1.1 (*Definitions*) or otherwise pursuant to the recitals in these Conditions.

1. Each of the following is an Event of Default in these Conditions:

   (a) an Obligor:

      (i) does not pay on the due date interest payments or any other amount (other than payments of the amounts described in paragraph (ii) below) payable pursuant to a Note Document at the place at and in the currency in which it is expressed to be payable unless payment is made within three (3) Business Days of its due date; or

      (ii) does not pay on the due date the principal amount of any Note issued under these Conditions when due at the Final Maturity Date, upon optional redemption, upon required repurchase, upon declaration, acceleration or otherwise.

   (b) failure by any Obligor to comply with any other of its obligations contained in these Conditions or any other Note Document (other than an obligation referred to elsewhere in this Schedule 5 or Condition 14 (*Events of Default*)), except (only where such failure relates to an Obligor's obligation under any of Conditions 13.2 and 13.3) to the extent that such failure is capable of remedy and is remedied within 10 Business Days of the earlier of the date the applicable Obligor became aware of such failure and the date of the Agent giving notice to the Company of such failure;

   (c) the occurrence of any default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company, any Original Obligor, Holdco or any Subsidiary of Holdco or the payment of which is Guaranteed by the Company, any Original Obligor, Holdco or any Subsidiary of Holdco other than Indebtedness owed to the Company, an Original Obligor, Holdco or a Subsidiary of Holdco whether such Indebtedness or Guarantee now exists, or is created after the date hereof, which default:

      (i) is caused by a failure to pay principal of such Indebtedness, at its stated final maturity (after giving effect to any applicable grace periods) provided in such Indebtedness (***payment default***); or

      (ii) results in the acceleration of such Indebtedness prior to its stated final maturity;

and, in each case, (x) the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default of principal at its stated final maturity (after giving effect to any applicable grace periods) or the maturity of which has been so accelerated, aggregates to fifty million Dollars ($50,000,000) or more at any one time outstanding, or (y) such Indebtedness is outstanding under the SSRCF Agreement and/or the 2026 Notes and/or the Existing 2025 Notes and/or the New 2025 Notes and/or any Super Senior Hedging Liabilities or Pari Passu Hedging Liabilities (each as defined in the Existing Intercreditor Agreement), but excluding in each case any default or other breach of any agreement or other mortgage, indenture or instrument specified in Schedule 10 (*Disclosed Events*).

(d) the Company, any Original Obligor, Holdco or any Subsidiary of Holdco:

(i) commences or convenes (A) a voluntary case or proceeding or (B) any restructuring plan or scheme of arrangement under English law (or in either case any substantially similar process in any jurisdiction);

(ii) consents to the entry of an order for relief against it in an involuntary case or proceeding;

(iii) consents to the appointment of a Custodian of it or for substantially all of its property;

(iv) makes a general assignment for the benefit of its creditors;

(v) consents to or acquiesces in the institution of a bankruptcy or an insolvency proceeding against it; or

(vi) takes any comparable action under any foreign laws relating to insolvency,

in each case excluding any event or circumstance contemplated by the Restructuring Support Agreement.

(e) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against the Company, any Original Obligor, Holdco or a Subsidiary of Holdco, in an involuntary case;

(ii) appoints a Custodian of the Company, any Original Obligor, Holdco or a Subsidiary of Holdco, for substantially all of its property;

(iii) orders the winding up or liquidation of the Company, any Original Obligor, Holdco or a Subsidiary of Holdco; or

(iv) or any similar relief is granted under any foreign laws and the order, decree or relief remains unstayed and in effect for 60 consecutive days;

(f) failure by the Company, any Original Obligor or a Significant Subsidiary (or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and the Restricted Subsidiaries) would constitute a Significant Subsidiary), to pay final judgments aggregating in excess of fifty million Dollars ($50,000,000) other than any judgments covered by indemnities provided by, or insurance policies issued by, reputable and creditworthy companies, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(g) (i) any Guarantee of the Company, any Original Obligor or a Guarantor under Condition 3 (*Guarantees*) of these Conditions ceases to be in full force and effect (other than as otherwise permitted under these Conditions) or (ii) a Guarantor denies or disaffirms its obligations under its Guarantee under Condition 3 (*Guarantees*) of these Conditions, other than in accordance with the terms thereof or upon release of such Guarantee in accordance with these Conditions; or

(h) unless such Transaction Security has been released in accordance with the provisions of the Note Documents, the Transaction Security Documents with respect to any portion of the Charged Property cease to be valid or enforceable, or the Company or any Guarantor shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable.

Notwithstanding sub-section 1(d) above, nothing herein shall (i) prevent the commencement of a proceeding under applicable laws related to bankruptcy, insolvency, reorganization or similar debtor relief laws of Colombia or the filing of a petition in Colombia to commence a proceeding under such laws with respect to any Obligor, whether voluntary or involuntary; (ii) be construed to mean that the purpose of any such provision is to prevent or create obstacles to prevent, directly or indirectly, that proceedings be commenced in Colombia under such laws with respect to any Obligor; or (iii) prohibit any Obligor from negotiating or entering into a restructuring agreement under such laws.

2. In the event of a declaration of acceleration of the Notes because an Event of Default described in sub-section 1(c) of this Schedule 5 has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to sub-section 1(c) of this Schedule 5 shall be remedied or cured, or waived by the holders of the Indebtedness and the acceleration of such Indebtedness has been rescinded, or the Indebtedness that gave rise to such Event of Default shall have been discharged in full, in each case, within 30 days after the declaration of acceleration with respect thereto and if (a) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (b) all existing Events of Default, except non-payment of principal, premium or interest, if any, on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

3. (a) if a Default for a failure to report or failure to deliver a required certificate in connection with another default (the ***Initial Default***) occurs, then at the time such Initial Default is cured, such Default for a failure to report or failure to deliver a required certificate in connection with another default that resulted solely because of that Initial Default will also be cured without any further action and (b) any Default or Event of Default for the failure to comply with the time periods prescribed in Condition 11 (*Information Undertakings*) or Schedule 3 (*Information Undertakings*) or otherwise to deliver any notice or certificate pursuant to any other provision of these Conditions shall be deemed to be cured upon the delivery of any such report required by such covenant or such notice or certificate, as applicable, even though such delivery is not within the prescribed period specified in these Conditions.

4. If an Event of Default described in Sections 1(d) or 1(e) above occurs, the principal of, and accrued and unpaid interest, if any, on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Agent or any Note Purchaser.

SCHEDULE 6
CERTAIN DEFINITIONS

2017 Notes Issue Date means August 10, 2017.

2020 20-F means Atento S.A.'s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC.

2020 Third Quarter 6-K means Atento S.A.'s report on Form 6-K for the period ended September 30, 2020, furnished to the SEC, which set out the unaudited interim consolidated financial information for the three and nine months ended September 30, 2020.

2026 Indenture means the indenture, dated as of February 10, 2021, for the $500,000,000 8.000% Senior Secured Notes of the Company due 2026 (in its form as at such date).

2026 Notes means the Notes under and as defined in the 2026 Indenture.

2026 Notes Guarantees has the meaning given to the term "Note Guarantees" under the 2026 Indenture.

2026 Notes Guarantor has the meaning given to the term "Guarantor" under the 2026 Indenture.

Acquired Indebtedness means with respect to any Person: (x) Indebtedness of any other Person or any of its Subsidiaries existing at the time such other Person becomes a Restricted Subsidiary or merges or amalgamates with or into or consolidates or otherwise combines with the Company or any Restricted Subsidiary; and (y) Indebtedness secured by a Lien encumbering any asset acquired by such Person. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (x) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary or on the date of the relevant merger, amalgamation, consolidation, acquisition or other combination.

Affiliate of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, ***control*** when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms ***controlling*** and ***controlled*** have meanings correlative to the foregoing.

Alternative Currency means any currency (other than Dollars) that is a lawful currency (other than Dollars) that is readily available and freely transferable and convertible into Dollars (as determined in good faith by the Company).

Asset Disposition means:

(a) the voluntary sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale

and Leaseback Transaction) of the Company or any of the Restricted Subsidiaries (in each case other than Capital Stock of the Company) (each referred to in this definition as a ***disposition***); or

(b) the issuance or sale of Capital Stock of any Restricted Subsidiary (other than Preferred Stock or Disqualified Stock of Restricted Subsidiaries issued in compliance with Section 1 (*Limitation on Indebtedness*) of Schedule 4 (*General Undertakings*) or directors' qualifying shares and shares issued to foreign nationals as required under applicable law), whether in a single transaction or a series of related transactions.

Capital Stock of any Person means any and all shares of, rights to purchase or acquire, warrants, options or depositary receipts for, or other equivalents of, or partnership or other interests in (however designated), equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into, or exchangeable for, such equity.

Capitalized Lease Obligations means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes on the basis of IFRS. The amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined on the basis of IFRS, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

Cash Equivalents means:

(1) Dollars, Canadian dollars, Swiss Francs, United Kingdom pounds, Euro or any national currency of any member state of the European Union; or (b) any other foreign currency held by the Company and its Restricted Subsidiaries in the ordinary course of business;

(2) securities issued or directly and fully Guaranteed or insured by the United States of America, Canadian, Swiss or United Kingdom governments, a member state of the European Union on the Issue Date (as defined in the 2026 Indenture) or, in each case, any agency or instrumentality thereof (provided that the full faith and credit of such country or such member state is pledged in support thereof), with maturities of 24 months or less from the date of acquisition;

(3) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers' acceptances having maturities of not more than one year from the date of acquisition thereof issued by any lender or by any bank or trust company (a) whose commercial paper is rated at least "A-2" or the equivalent thereof by S&P or at least "P-2" or the equivalent thereof by Moody's (or if at the time neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) or (b) (in the event that the bank or trust company does not have commercial paper which is rated) having combined capital and surplus in excess of $100.0 million;

(4) repurchase obligations for underlying securities of the types described in clauses (2), (3) and (7) entered into with any bank meeting the qualifications specified in clause (3) above;

(5) securities with maturities of one year or less from the date of acquisition backed by standby letters of credit issued by any Person referenced in clause (3) above;

(6) commercial paper and variable or fixed rate notes issued by a bank meeting the qualifications specified in clause (3) above (or by the parent company thereof) maturing within one year after the date of creation thereof or any commercial paper and variable or fixed rate note issued by, or guaranteed by a corporation rated at least (A) "A-1" or higher by S&P or "P-1" or higher by Moody's (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Company) maturing within two years after the date of creation thereof or (B) "A-2" or higher by S&P or "P-2" or higher by Moody's (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Company) maturing within one year after the date of creation thereof, or, in each case, if no rating is available in respect of the commercial paper or variable or fixed rate notes, the issuer of which has an equivalent rating in respect of its long-term debt;

(7) marketable short-term money market and similar securities having a rating of at least P-2" or "A-2" from either S&P or Moody's, respectively (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Company), and, in each case, maturing within 24 months after the date of creation or acquisition;

(8) readily marketable direct obligations issued by any state, province, commonwealth or territory of the United States of America, Canada, Switzerland, the United Kingdom, any member state of the European Union on the Issue Date (as defined in the 2026 Indenture) or any political subdivision, taxing authority or public instrumentality thereof, in each case, having one of the two highest Ratings Categories obtainable from either Moody's or S&P (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Company) with maturities of not more than two years from the date of creation or acquisition;

(9) readily marketable direct obligations issued by any foreign government or any political subdivision, taxing authority or public instrumentality thereof, in each case, having one of the two highest Ratings Categories obtainable by S&P or Moody's (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Company) with maturities of not more than two years from the date of acquisition;

(10) Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated within the three highest Ratings Categories by S&P or Moody's (or, if at the time, neither is issuing comparable

ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Company);

(11) with respect to each of the Company and its Subsidiaries: (i) obligations of the national government of the country in which the Company or such Subsidiary, as applicable, maintains its chief executive office and principal place of business provided such country is a member of the Organization for Economic Cooperation and Development, in each case, maturing within one year after the date of investment therein, (ii) certificates of deposit of, bankers' acceptance of, or time deposits with, any commercial bank which is organized and existing under the laws of the country in which the Company or such Subsidiary, as applicable, maintains its chief executive office and principal place of business provided such country is a member of the Organization for Economic Cooperation and Development, and whose short-term commercial paper rating from S&P is at least "A-2" or the equivalent thereof or from Moody's is at least "P-2" or the equivalent thereof (any such bank being an ***Approved Foreign Bank***), and, in each case, with maturities of not more than 270 days from the date of acquisition and (iii) the equivalent of demand deposit accounts which are maintained with an Approved Foreign Bank;

(12) Indebtedness or Preferred Stock issued by Persons with a rating of "BBB-" or higher from S&P or "Baa3" or higher from Moody's (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Company) with maturities of 24 months or less from the date of acquisition;

(13) bills of exchange issued in the United States of America, Canada, Switzerland, the United Kingdom, a member state of the European Union on the Issue Date (as defined in the 2026 Indenture) or Japan eligible for rediscount at the relevant central bank and accepted by a bank (or any dematerialized equivalent);

(14) investments in money market funds access to which is provided as part of "sweep" accounts maintained with any bank meeting the qualifications specified in clause (3) above;

(15) investments in industrial development revenue bonds that (i) "re-set" interest rates not less frequently than quarterly, (ii) are entitled to the benefit of a remarketing arrangement with an established broker dealer and (iii) are supported by a direct pay letter of credit covering principal and accrued interest that is issued by any bank meeting the qualifications specified in clause (3) above;

(16) investments in pooled funds or investment accounts consisting of investments in the nature described in the foregoing clause (15);

(17) Cash Equivalents or instruments similar to those referred to in clauses (1) through (16) above denominated in Dollars or any Alternative Currency;

(18) interests in any investment company, money market, enhanced high yield fund or other investment fund which invests 90% or more of its assets in instruments of the types specified in clauses (1) through (17) above; and

(19) for purposes of clause (2) of the definition of ***Asset Disposition***, any marketable securities portfolio owned by the Company and its Subsidiaries on the Issue Date (as defined in the 2026 Indenture).

In the case of Investments made in a country outside the United States of America, Cash Equivalents shall also include (i) investments of the type and maturity described in clauses (1) through (19) above of foreign obligors, which Investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (ii) other short-term investments utilized in accordance with normal investment practices for cash management in investments analogous to the foregoing investments in clauses (1) through (19) and in this paragraph.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clause (1) above; *provided* that such amounts are converted into any currency listed in clause (1) as promptly as practicable and in any event within 10 Business Days following the receipt of such amounts. For the avoidance of doubt, any items identified as Cash Equivalents under this definition (other than clause (19) above) will be deemed to be Cash Equivalents for all purposes under these Conditions regardless of the treatment of such items under IFRS.

Cash Management Services means any of the following to the extent not constituting a line of credit (other than an overnight draft facility that is not in default): automated clearing house transactions, treasury, depository, credit or debit card, purchasing card, stored value card, electronic fund transfer services and/or cash management services, including, without limitation, controlled disbursement services, overdraft facilities, foreign exchange facilities, deposit and other accounts and merchant services or other cash management arrangements in the ordinary course of business or consistent with past practice.

Collateral has the meaning given to that term in the 2026 Indenture.

Collateral Documents has the meaning given to that term in the 2026 Indenture.

Consolidated Depreciation and Amortization Expense means, with respect to any Person for any period, the total amount of depreciation and amortization expense, including amortization or write-off of (i) intangibles and non-cash organization costs, (ii) deferred financing fees or costs and (iii) capitalized expenditures, customer acquisition costs and incentive payments, conversion costs and contract acquisition costs, the amortization of original issue discount resulting from the issuance of Indebtedness at less than par and amortization of favorable or unfavorable lease assets or liabilities, of such Person and the Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with IFRS and any write down of assets or asset value carried on the statement of financial position.

Contingent Obligations means, with respect to any Person, any obligation of such Person guaranteeing in any manner, whether directly or indirectly, any operating lease, dividend or other

obligation that does not constitute Indebtedness (***primary obligations***) of any other Person (the ***primary obligor***), including any obligation of such Person, whether or not contingent:

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2) to advance or supply funds:

(a) for the purchase or payment of any such primary obligation; or

(b) to maintain the working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

Controlled Investment Affiliate means, as to any Person, any other Person, which directly or indirectly is in control of, is controlled by, or is under common control with such Person and is organized by such Person (or any Person controlling such Person) primarily for making direct or indirect equity or debt investments in the Company and/or other companies.

Credit Facility means, with respect to the Company or any of its Subsidiaries, one or more debt facilities, indentures or other arrangements (including the SSRCF Agreement or commercial paper facilities and overdraft facilities) with banks, other financial institutions or investors providing for revolving credit loans, term loans, notes, receivables financing (including through the sale of receivables to such institutions or to special purpose entities formed to borrow from such institutions against such receivables), letters of credit or other Indebtedness, in each case, as amended, restated, modified, renewed, refunded, replaced, restructured, refinanced, repaid, increased or extended in whole or in part from time to time (and whether in whole or in part and whether or not with the original administrative agent and lenders or another administrative agent or agents or other banks or institutions and whether provided under the original credit agreement or one or more other credit or other agreements, indentures, financing agreements or otherwise) and, in each case, including all agreements, instruments and documents executed and delivered pursuant to or in connection with the foregoing (including any notes and letters of credit issued pursuant thereto and any Guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other Guarantees, pledges, agreements, security agreements and collateral documents). Without limiting the generality of the foregoing, the term Credit Facility shall include any agreement or instrument (1) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (2) adding Subsidiaries of the Company as additional borrowers or guarantors thereunder, (3) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (4) otherwise altering the terms and conditions thereof.

Credit Facility Documents means the collective reference to any Credit Facility, any notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified, in whole or in part, from time to time.

Disqualified Stock means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1) matures or is mandatorily redeemable for cash or in exchange for Indebtedness pursuant to a sinking fund obligation or otherwise; or

(2) is or may become (in accordance with its terms) upon the occurrence of certain events or otherwise redeemable or repurchasable for cash or in exchange for Indebtedness at the option of the holder of the Capital Stock in whole or in part,

in each case, on or prior to the earlier of: (a) the Stated Maturity of the 2026 Notes; or (b) the date on which there are no 2026 Notes outstanding; *provided*, *however*, that: (i) only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; and (ii) any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (howsoever defined or referred to) shall not constitute Disqualified Stock if any such redemption or repurchase obligation is subject to compliance by the relevant Person with Section 2 (*Limitation on Restricted Payments*) of Schedule 4 (*General Undertakings*) hereof; *provided*, *however*, that if such Capital Stock is issued to any future, current or former employee, director, officer, manager, contractor or consultant (or their respective Controlled Investment Affiliates (excluding the Permitted Holders (but not excluding any future, current or former employee, director, officer, manager, contractor or consultant)) or Immediate Family Members), of the Company, any of its Subsidiaries, any Parent Entity or any other entity in which the Company or a Restricted Subsidiary has an Investment and is designated in good faith as an "affiliate" by the Board of Directors (or the compensation committee thereof) or any other plan for the benefit of current, former or future employees (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Company or its Subsidiaries or by any such plan to such employees (or their respective Controlled Investment Affiliates or Immediate Family Members), such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

Euro means the single currency of participating member states of the economic and monetary union as contemplated in the Treaty on European Union.

Exchange Act means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

Fitch means Fitch Ratings, Inc. or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

GAAP means generally accepted accounting principles in the United States of America.

Guarantee means, any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person, including any such obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2) entered into primarily for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part),

provided, however, that the term ***Guarantee*** will not include: (x) endorsements for collection or deposit in the ordinary course of business or consistent with past practice; and (y) standard contractual indemnities or product warranties provided in the ordinary course of business, and provided further that the amount of any Guarantee shall be deemed to be the lower of: (i) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee is made; and (ii) the maximum amount for which such guaranteeing Person may be liable pursuant to the terms of the instrument embodying such Guarantee or, if such Guarantee is not an unconditional guarantee of the entire amount of the primary obligation and such maximum amount is not stated or determinable, the amount of such guaranteeing Person's maximum reasonably anticipated liability in respect thereof as determined by such Person in good faith. The term ***Guarantee*** used as a verb has a corresponding meaning.

Hedging Obligations means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contracts, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate, commodity price or currency risks either generally or under specific contingencies.

IFRS means the International Financial Reporting Standards (formerly International Accounting Standards) endorsed from time to time by the International Accounting Standards Board or any variation thereof with which the Company or its Restricted Subsidiaries are, or may be, required to comply, as in effect on the Issue Date (as defined in the 2026 Indenture) or, with respect to Section 9 (*Suspension of Certain Covenants*) of Schedule 4 (*General Undertakings*), as in effect from time to time. Except as otherwise set forth in these Conditions, all ratios and calculations based on IFRS contained in these Conditions shall be computed in accordance with IFRS as in effect on the Issue Date (as defined in the 2026 Indenture), *provided that* at any time after the Issue Date (as defined in the 2026 Indenture), (i) the Company may elect to establish that IFRS shall mean the IFRS as in effect on or prior to the date of such election; provided that any such election, once made, shall be irrevocable and (ii) the Company may elect to apply GAAP accounting principles in lieu of IFRS and, upon any such election, references herein to IFRS shall thereafter be construed to mean GAAP (except as otherwise provided in the Note Documents), including as to the ability of the Company to make an election pursuant to the previous sentence;

provided that any such election, once made, shall be irrevocable; *provided*, *further*, that any calculation or determination in these Conditions that requires the application of IFRS for periods that include fiscal quarters ended prior to the Company's election to apply GAAP shall remain as previously calculated or determined in accordance with IFRS; *provided*, *further again*, that the Company may only make such election if it also elects to report any subsequent financial reports required to be made by the Company in GAAP. The Company shall give written notice of any such election made in accordance with this definition to the Agent.

Immediate Family Members means, with respect to any individual, such individual's child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, qualified domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter in-law (including adoptive relationships) and any trust, partnership or other *bona fide* estate planning vehicle the only beneficiaries of which are any of the foregoing individuals or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

Incur means issue, create, assume, enter into any Guarantee of, incur, extend or otherwise become liable for; *provided*, *however*, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and the terms ***Incurred*** and ***Incurrence*** have meanings correlative to the foregoing and any Indebtedness pursuant to any revolving credit or similar facility shall only be Incurred at the time any funds are borrowed thereunder.

Indebtedness means, with respect to any Person on any date of determination (without duplication):

(1) the principal of indebtedness of such Person for borrowed money;

(2) the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all reimbursement obligations of such Person in respect of letters of credit, bankers' acceptances or other similar instruments (the amount of such obligations being equal at any time to the aggregate then undrawn and unexpired amount of such letters of credit or other instruments plus the aggregate amount of drawings thereunder that have not been reimbursed) (except to the extent such reimbursement obligations relate to trade payables and such obligations are satisfied within 30 days of Incurrence);

(4) the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables or similar obligations, including accrued expenses owed to a trade creditor), which purchase price is due more than one year after the date of placing such property in service or taking final delivery and title thereto;

(5) Capitalized Lease Obligations of such Person;

(6) the principal component of all obligations, or liquidation preference, of such Person with respect to any Disqualified Stock or, with respect to any Restricted Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination (as determined in good faith by the Company) and (b) the amount of such Indebtedness of such other Persons;

(8) Guarantees by such Person of the principal component of Indebtedness of the type referred to in clauses (1), (2), (3), (4), (5) and (9) of other Persons to the extent Guaranteed by such Person;

(9) to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the net payments under such agreement or arrangement giving rise to such obligation that would be payable by such Person at the termination of such agreement or arrangement); and

(10) to the extent not otherwise included in this definition, the amount of obligations outstanding under the legal documents entered into as part of a securitization transaction or series of transactions that would be characterized as principal if such transaction were structured as a secured lending transaction rather than as a purchase outstanding relating to a securitization transaction or series of transactions;

with respect to clauses (1), (2), (4) and (5) above, if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a statement of financial position (excluding the footnotes thereto) of such Person prepared in accordance with IFRS; *provided*, that Indebtedness of any Parent Entity appearing upon the statement of financial position of the Company solely by reason of push-down accounting under IFRS shall be excluded.

The amount of Indebtedness of any Person at any time in the case of a revolving credit or similar facility shall be the total amount of funds borrowed and then outstanding. The amount of any Indebtedness outstanding as of any date shall be (a) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (b) the principal amount of Indebtedness, or liquidation preference thereof, in the case of any other Indebtedness. Indebtedness shall be calculated without giving effect to the effects of Topic No. 815 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under these Conditions as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.

Notwithstanding the above provisions, in no event shall the following constitute Indebtedness:

(i) Contingent Obligations Incurred in the ordinary course of business or consistent with past practice, other than Guarantees or other assumptions of Indebtedness;

(ii) Cash Management Services;

(iii) any lease, concession or license of property (or Guarantee thereof) which would be considered an operating lease under IFRS as in effect on the 2017 Notes Issue Date or any prepayments of deposits received from clients or customers in the ordinary course of business or consistent with past practice;

(iv) obligations under any license, permit or other approval (or Guarantees given in respect of such obligations) incurred prior to the Issue Date (as defined in the 2026 Indenture) or in the ordinary course of business or consistent with past practice;

(v) in connection with the purchase by the Company or any Restricted Subsidiary of any business, any post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing statement of financial position; *provided*, *however*, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid in a timely manner;

(vi) for the avoidance of doubt, any obligations in respect of workers' compensation claims, early retirement or termination obligations, pension fund obligations or contributions or similar claims, obligations or contributions or social security or wage Taxes;

(vii) Indebtedness of any Parent Entity appearing on the statement of financial position of the Company solely by reason of push down accounting under IFRS;

(viii) Capital Stock (other than Disqualified Stock or, with respect to any Restricted Subsidiary, any Preferred Stock); or

(ix) amounts owed to dissenting stockholders pursuant to applicable law (including in connection with, or as a result of, exercise of appraisal rights and the settlement of any claims or action (whether actual, contingent or potential)), pursuant to or in connection with a consolidation, merger or transfer of all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole, that complies with Section 8 (*Merger and Consolidation*) of Schedule 4 (*General Undertakings*).

Institutional Investors means HPS Investment Partners, GIC and Farallon Capital Management and Affiliates and funds or partnerships or other investment vehicles or Subsidiaries managed or advised by any of them or any of their respective Affiliates (other than any operating portfolio companies of any of the foregoing).

Investment means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any advances, loans or other extensions of credit (other than advances or extensions of credit to customers, suppliers, directors, officers or employees of any Person in the ordinary course of business or consistent with past practice, and excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or the Incurrence of a Guarantee of any obligation of, or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such other Persons and all other items that are or would be classified as investments on a statement of financial position prepared on the basis of IFRS; *provided*, *however*, that endorsements of negotiable instruments and documents in the ordinary course of business or consistent with past practice will not be deemed to be an Investment. If the Company or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by the Company or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time.

For purposes of Sections 2 (Limitation on Restricted Payments) and 10 (Designation of Restricted and Unrestricted Subsidiaries) of Schedule 4 (*General Undertakings*):

(1) ***Investment*** will include the portion (proportionate to the Company's equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; *provided*, *however*, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company will be deemed to continue to have a permanent Investment in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Company's Investment in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets (as determined by the Company) of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary; and

(2) any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case, as determined in good faith by the Company.

Lien means any mortgage, pledge, security interest, encumbrance, lien, hypothecation or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof); *provided* that in no event shall an operating lease be deemed to constitute a Lien.

Management Stockholders means the members of management of the Company (or any Parent Entity) or its Subsidiaries who are holders of Capital Stock of the Company or of any Parent Entity on the Issue Date (as defined in the 2026 Indenture).

Moody's means Moody's Investors Service, Inc. or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

Nationally Recognized Statistical Rating Organization means a nationally recognized statistical rating organization within the meaning of Section 3(a)(62) of the Exchange Act.

Net Available Cash from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case, net of:

(1) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all Taxes paid, reasonably estimated to be actually payable or accrued as a liability under IFRS (including, for the avoidance of doubt, any income, withholding and other Taxes payable as a result of the distribution of such proceeds to the Company and after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition, including distributions for Related Taxes;

(2) all payments made on any Indebtedness other than Junior Priority Obligations which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which by applicable law be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders (other than any Parent Entity, the Company or any of its respective Subsidiaries) in Subsidiaries or joint ventures as a result of such Asset Disposition;

(4) the deduction of appropriate amounts required to be provided by the seller as a reserve, on the basis of IFRS, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition; and

(5) any funded escrow established pursuant to the documents evidencing any such sale or disposition to secure any indemnification obligations or adjustments to the purchase price associated with any such Asset Disposition.

Net Cash Proceeds, with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, listing fees, discounts or commissions and brokerage, consultant and other

fees and charges actually Incurred in connection with such issuance or sale and net of Taxes paid or reasonably estimated to be actually payable as a result of such issuance or sale (including, for the avoidance of doubt, any income, withholding and other Taxes payable as a result of the distribution of such proceeds to the Company and after taking into account any available tax credit or deductions and any tax sharing agreements, and including distributions for Related Taxes).

Non-Guarantor means any Restricted Subsidiary that is not a 2026 Notes Guarantor.

Obligations means any principal, interest (including Post-Petition Interest and fees accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any 2026 Notes Guarantor whether or not a claim for Post-Petition Interest or fees is allowed in such proceedings), premium, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers' acceptances), damages and other liabilities payable under the documentation governing any Indebtedness.

Officer means, with respect to any Person, (1) the Chairman of the Board of Directors, the Chief Executive Officer, any director, the President, the Chief Financial Officer, any Vice President, the Treasurer, any Assistant Treasurer, any Managing Director, the Secretary or any Assistant Secretary (a) of such Person or (b) if such Person is owned or managed by a single entity, of such entity, or (2) any other individual designated as an Officer for the purposes of these Conditions by the Board of Directors of such Person.

Officer's Certificate means, with respect to any Person, a certificate signed by one Officer of such Person.

Opinion of Counsel means a written opinion from legal counsel who is reasonably satisfactory to the Agent.

Parent Entity means any direct or indirect parent of the Company.

Paying Agent means any Person authorized by the Company to pay the principal of (and premium, if any) or interest on any 2026 Note on behalf of the Company.

Permitted Holders means, collectively, (i) the Institutional Investors, (ii) the Management Stockholders, (iii) any Person who is acting solely as an underwriter in connection with a public or private offering of Capital Stock of any Parent Entity or the Company, acting in such capacity and (iv) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, Persons referred to in subclauses (i) through (iii), collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Company or any Parent Entity held by such group.

Permitted Tax Distribution means (a) if and for so long as the Company is a member of a group filing a consolidated or combined tax return with any Parent Entity, any dividends or other distributions to fund any income Taxes for which such Parent Entity is liable up to an amount not

to exceed with respect to such Taxes the amount of any such Taxes that the Company and its Subsidiaries would have been required to pay on a separate company basis or on a consolidated basis calculated as if the Company and its Subsidiaries had paid Tax on a consolidated, combined, group, affiliated or unitary basis on behalf of an affiliated group consisting only of the Company and its Subsidiaries; and (b) for any taxable year (or portion thereof) ending after the Issue Date (as defined in the 2026 Indenture) for which the Company is treated as a disregarded entity, partnership, or other flow-through entity for U.S. federal, state, provincial, territorial, and/or local income Tax purposes, the payment of dividends or other distributions to the direct or indirect owner or owners of equity of the Company in an aggregate amount equal to each of the direct or indirect owners' Tax Amount. Each direct or indirect owner's "Tax Amount" is the product of (i) the aggregate taxable income of the Company and its Subsidiaries allocated to such owner for U.S. federal income tax purposes for such taxable year (or portion thereof) and (ii) the highest combined marginal federal, state and/or local income tax rate applicable to an individual residing in California or New York, New York (whichever is higher for the relevant taxable year or portion thereof).

Post-Petition Interest means any interest or entitlement to fees or expenses or other charges that accrue after the commencement of any bankruptcy or insolvency proceeding, whether or not allowed or allowable as a claim in any such bankruptcy or insolvency proceeding.

Preferred Stock, as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

Purchase Money Obligations means any Indebtedness Incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets (including Capital Stock), and whether acquired through the direct acquisition of such property or assets or the acquisition of the Capital Stock of any Person owning such property or assets, or otherwise.

Ratings Categories means:

(a) with respect to Moody's, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and

(b) with respect to Fitch, any of the following categories: AAA, AA, A, BBB, BB, B, CCC, CC, C and RD/D (or equivalent successor categories).

refinance means refinance, refund, replace, renew, repay, modify, restate, defer, substitute, supplement, reissue, resell, extend or increase (including pursuant to any defeasance or discharge mechanism) and the terms "refinances," "refinanced" and "refinancing" as used for any purpose in these Conditions shall have a correlative meaning.

Related Taxes means:

(1) any Taxes, including sales, use, transfer, rental, *ad valorem*, value added, stamp, property, consumption, franchise, license, capital, registration, business, customs,

net worth, gross receipts, excise, occupancy, intangibles or similar Taxes and other fees and expenses (other than (x) Taxes measured by income and (y) withholding Taxes), required to be paid (*provided* such Taxes are in fact paid) by any Parent Entity by virtue of its:

(a) being organized or having Capital Stock outstanding (but not by virtue of owning stock or other equity interests of any corporation or other entity other than, directly or indirectly, the Company or any of the Company's Subsidiaries) or otherwise maintain its existence or good standing under applicable law;

(b) being a holding company parent, directly or indirectly, of the Company or any Subsidiaries of the Company;

(c) receiving dividends from or other distributions in respect of the Capital Stock of, directly or indirectly, the Company or any of the Company's Subsidiaries; or

(d) having made any payment in respect to any of the items for which the Company is permitted to make payments to any Parent Entity pursuant to Section 2 (*Limitation on Restricted Payments*) of Schedule 4 (*General Undertakings*); and

(2) any Permitted Tax Distribution.

Restricted Investment means any Investment other than a Permitted Investment.

S&P means S&P Global Ratings or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

Sale and Leaseback Transaction means any arrangement providing for the leasing by the Company or any of the Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to a third Person in contemplation of such leasing.

SEC means the U.S. Securities and Exchange Commission or any successor thereto.

Secured Indebtedness means any Indebtedness secured by a Lien other than Indebtedness with respect to Cash Management Services.

Securities Act means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

Settlement means the transfer of cash or other property with respect to any credit or debit card charge, check or other instrument, electronic funds transfer, or other type of paper-based or electronic payment, transfer, or charge transaction for which a Person acts as a processor, remitter, funds recipient or funds transmitter in the ordinary course of its business.

Significant Subsidiary means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02(w)(2) of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date (as defined in the 2026 Indenture).

Similar Business means (a) any businesses, services or activities engaged in by the Company or any of its Subsidiaries or any Associates on the Issue Date (as defined in the 2026 Indenture) and (b) any businesses, services and activities engaged in by the Company or any of its Subsidiaries or any Associates that are related, complementary, incidental, ancillary or similar to any of the foregoing or are extensions or developments of any thereof.

Stated Maturity means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

Subsidiary means, with respect to any Person:

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; or

(2) any partnership, joint venture, limited liability company or similar entity of which:

(a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership interests or otherwise; and

(b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

Total Assets means, as of any date, the total consolidated assets of the Company and the Restricted Subsidiaries on a consolidated basis, as shown on the most recent consolidated statement of financial position of the Company and the Restricted Subsidiaries, determined on a pro forma basis in a manner consistent with the pro forma basis contained in the definition of Fixed Charge Coverage Ratio (as defined in the 2026 Indenture).

Trustee means Wilmington Trust, National Association in its capacity as Trustee under the 2026 Indenture or any successor or assign thereto in such capacity.

UCC means the Uniform Commercial Code as in effect from time to time in the State of New York; *provided, however*, that at any time, if by reason of mandatory provisions of law, any or all of the perfection or priority of a security agent's security interest in any item or portion of the collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, the term "UCC" shall mean the Uniform Commercial Code as in effect, at such time, in such other jurisdiction for purposes of the provisions hereof relating to such perfection or priority and for purposes of definitions relating to such provisions.

Unrestricted Subsidiary means:

(1) any Subsidiary of the Company that at the time of determination is an Unrestricted Subsidiary (as designated by the Company in the manner provided below); and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, consolidation or other business combination transaction, or Investment therein), to be an Unrestricted Subsidiary only if:

(1) such Subsidiary or any of its Subsidiaries does not own any Capital Stock of the Company or any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary; and

(2) such designation and the Investment, if any, of the Company in such Subsidiary complies with Section 2 (*Limitation on Restricted Payments*) of Schedule 4 (*General Undertakings*).

U.S. Government Obligations means securities that are (1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally Guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt; *provided* that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

Voting Stock of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors.

Weighted Average Life to Maturity means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment, by

(2) the sum of all such payments.

Wholly Owned Subsidiary means a Subsidiary of the Company, all of the Capital Stock of which is owned by the Company or a 2026 Notes Guarantor.

SCHEDULE 7
FORM OF NOTE

JUNIOR LIEN SECURED NOTE DUE 2025

THIS SECURITY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT. IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE ISSUER SUCH CERTIFICATES AND OTHER INFORMATION AS THE ISSUER MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS."

Each Note Purchaser acknowledges and agrees that each Note issued to a Purchaser that is not a U.S. Person (as defined under Regulation S under the Securities Act) will bear a legend substantially to the following effect, unless agreed otherwise with the Company:

"THIS SECURITY (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, AND PRIOR TO THE DATE 40 DAYS AFTER THE ORIGINAL ISSUE DATE HEREOF MAY NOT BE TRANSFERRED TO A U.S. PERSON OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT.

NOTE TO NOTE PURCHASER OR PROSPECTIVE NOTE PURCHASERS – NOTES WILL BE HELD IN CLEARING SYSTEMS AND EACH NOTE PURCHASER MUST PROVIDE CLEARING SYSTEM ACCOUNT IN ORDER TO PURCHASE A NOTE

Junior Lien Secured Note due 2025

No. S-__ $__________

ATENTO LUXCO 1

ATENTO LUXCO 1, a public limited liability company (*société anonyme*) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B170329, promises to pay to ___________ (or its successor or its registered assigns) the principal sum of $__________ on [●] 2025.

Interest Payment Dates: [●], [●], [●] and [●], commencing [●] 2023.

Record Dates: [●], [●], [●]and [●].

Additional provisions of this Note are set forth on the other side of this Note.

This Note is made as a deed poll.

(*Signature page to follow*)

JUNIOR LIEN SECURED NOTE DUE 2025

ATENTO LUXCO 1, a public limited liability company (*société anonyme*) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B170329 (the "**Issuer**"), issued this Note pursuant to a purchase agreement dated [•] 2023, by and among the Issuer, the guarantors named therein and the note purchasers named therein (the "**Purchase Agreement**"), including the terms and conditions ("**Conditions**") attached thereto. The terms of this Note include those stated in the Conditions. Terms defined in the Conditions and not defined herein have the meanings ascribed thereto in the Conditions. The Notes are subject to all terms and provisions of the Conditions, and Note Purchasers are referred to the Conditions for a statement of such terms and provisions. In the event of a conflict between the Notes and the Conditions, the terms of the Conditions shall prevail.

This Note is made as a deed poll.

This Note is evidence of entitlement only. Title to the Notes passes only on due registration in the Register, and only the Note Purchaser is entitled to payment in respect of this Note.

THIS NOTE AND ANY NON-CONTRACTUAL OBLIGATIONS ARISING OUT OF OR IN CONNECTION WITH IT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, ENGLISH LAW. FOR THE AVOIDANCE OF DOUBT, THE APPLICATION OF THE PROVISIONS OF ARTICLE 470-1 TO 470-19 (INCLUSIVE) OF THE LUXEMBOURG LAW ON COMMERCIAL COMPANIES, DATED AUGUST 10, 1915, AS AMENDED, IS EXCLUDED.

IN WITNESS WHEREOF, this Note has been duly executed on behalf of the Issuer as a deed poll and is intended to be and is hereby delivered on the date written below.

Dated:

EXECUTED as a **DEED POLL**)

By: ATENTO LUXCO 1)

Director

Director/Secretary

OR

EXECUTED as a **DEED POLL**)

By: ATENTO LUXCO 1)

Director

in the presence of

Signature of witness

Name of witness

Address of witness

Occupation of witness

[ASSIGNMENT FORM]

To assign this Note, fill in the form below:

I or we assign and transfer this Note to:

____

(Print or type assignee's legal name)

____

(Insert assignee's soc. sec. or tax I.D. No.)

____

____

____

____

(Insert assignee's name, address and zip or post code)

and irrevocably appoint

____

to transfer this Note on the books of the Issuer. The agent may substitute another to act for him.

Date: __________________

Your Signature:

____

Sign exactly as your name appears on the other side of this Note.

SCHEDULE 8
FORM OF GUARANTOR ACCESSION DEED

THIS DEED is dated [ ] and made

BY:

[*Insert Full Name of New Guarantor*] (the "**Acceding Guarantor**")

IN FAVOUR OF:

The Note Purchasers as recorded in the Register (each as defined in the Conditions, as defined below).

WHEREAS:

This Guarantor Accession Deed (the "**Deed**") is made on [date] by the Acceding Guarantor in relation to a Note Purchase Agreement dated [•] 2023 between, among others, the Issuer and the Original Note Purchasers (the "**Note Purchase Agreement**").

The Acceding Guarantor intends to guarantee unconditionally and irrevocably on a secured, unsubordinated basis the obligations of the Issuer under the Conditions.

THIS DEED WITNESSES as follows:

1. Terms defined in the Note Purchase Agreement shall, unless otherwise defined in this Deed, bear the same meaning when used in this Deed.

2. The Acceding Guarantor confirms that it intends to be party to the Note Purchase Agreement as a Guarantor, undertakes to perform all the obligations expressed to be assumed by a Guarantor under the Note Purchase Agreement and the Conditions and agrees that it shall be bound by all the provisions of the Note Purchase Agreement and the Conditions as if it had been an original party to the Note Purchase Agreement.

3. Any term or provision of this Deed to the contrary notwithstanding, the maximum aggregate amount of the obligations guaranteed under the Note Purchase Agreement by the Acceding Guarantor shall not exceed the maximum amount that can be guaranteed by the Acceding Guarantor without rendering the guarantee, as it relates to such Acceding Guarantor, voidable under applicable laws relating to fraudulent conveyance, fraudulent transfer, improper corporate benefit, financial assistance or similar laws affecting the rights of creditors generally.

4. The guarantee does not apply to any liability to the extent that it would result in the guarantee constituting unlawful financial assistance within the meaning of sections 678 or 679 of the Companies Act 2006 or any equivalent and applicable provisions under the laws of the jurisdiction of incorporation of the relevant Guarantor.

5. [•].[1]

[1] Replace with required limitation language, if any.

6. By its execution of this Deed, the Acceding Guarantor irrevocably appoints the Issuer to act on its behalf as its agent in relation to the Note Documents on the terms set out in the Conditions.

7. This Deed and any non-contractual obligations arising out of or in connection with it are governed by English law.

(*Remainder of this page left intentionally blank*)

IN WITNESS WHEREOF this Deed has been executed as a deed poll by the Acceding Guarantor and is intended to be and is hereby delivered on the day and year first before written.

The Acceding Guarantor

[EXECUTED as a **DEED POLL**)

By: [Full Name of Acceding Guarantor])

Director

Director/Secretary

OR

[EXECUTED as a **DEED POLL**)

By: [Full Name of Acceding Guarantor])

Director

in the presence of

Signature of witness

Name of witness

Address of witness

Occupation of witness]

SCHEDULE 9
CONDITIONS PRECEDENT – GUARANTOR ACCESSION

1. An Accession Deed executed by the Additional Obligor.

2. A copy of the constitutional documents of the Additional Obligor.

3. As required by applicable law or customary practice, a copy of a resolution of the board of directors (or equivalent corporate body or shareholders' meeting, as the case may be) of the Additional Obligor:

   (a) approving the terms of, and the transactions contemplated by, the Accession Deed and the other Note Documents to which it is a party and resolving that it execute, deliver and perform the Accession Deed and any other Note Document to which it is a party;

   (b) authorising a specified person or persons to execute the Accession Deed and other Note Documents which it is a party on its behalf;

   (c) authorising a specified person or persons, on its behalf, to sign and/or despatch all other documents and notices to be signed and/or despatched by it under or in connection with the Note Documents to which it is a party; and

   (d) authorising the Company to act as its agent in connection with the Note Documents.

4. A specimen of the signature of each person authorised by the resolution referred to in paragraph 3 above in relation to the Note Documents and related documents.

5. As required by applicable law or customary practice, a copy of a resolution signed by all the holders of the issued shares in the Additional Obligor approving the terms of, and the transactions contemplated by, the Note Documents to which such Obligor is a party.

6. As required by applicable law or customary practice, a copy of a resolution of the board of directors (or equivalent corporate body or shareholders' meeting, as the case may be) of each corporate shareholder of each Additional Guarantor approving the terms of the relevant Note Documents.

7. A certificate of the Additional Obligor (signed by an authorised signatory):

   (a) confirming that borrowing or guaranteeing or securing (as appropriate) the Notes in full would not breach any borrowing, guarantee, security or similar limit binding on it to be exceeded; and

   (b) certifying that each copy document relating to it listed in this Schedule 9 is correct, complete and in full force and effect and has not been amended or superseded as at a date no earlier than the date of the Accession Deed.

8. If the proposed Additional Obligor is incorporated in a jurisdiction other than England and Wales, evidence that the process agent specified in the Note Purchase Agreement, if not an Obligor, has accepted its appointment in relation to the proposed Additional Obligor.

9. Any security and local guaranty documents which, subject to the Agreed Security Principles, are elected by the Company to be executed by the proposed Additional Obligor.

10. The respective capacity, authorization and enforceability (as applicable) legal opinions, issued by Additional Obligor's local counsel, as to such legal topics and provisions needed under the Note Documents.

11. Any other additional or ancillary documents (including certificates, letters, consents, notices, instructions, appointment letters, and/or acknowledgements letters that may be required under the Note Documents) as well as any other documentary evidence, that the legal counsel to the Majority Note Purchasers may reasonably require, that such Additional Obligor has complied with any law in its jurisdiction relating to the provisions and/or requirements under the Note Documents, and/or with any financial assistance or analogous process.

12. All documents and evidence required by any Note Purchaser in connection with the compliance of such Note Purchaser with "know your customer" requirements to the extent stipulated by that Note Purchaser at least five (5) Business Days prior to signing the Accession Deed.

SCHEDULE 10

[redacted]

[redacted] [redacted]

[redacted] [redacted]

[redacted] [redacted]

Schedule 4

[Reserved]

Schedule 5

Conditions Precedent

1. An executed copy of each of the following documents:

   (a) this Agreement;

   (b) the Intercreditor Agreement; and

   (c) the Restructuring Support Agreement.

2. Provision of all information necessary for identification of each Note Purchaser and each Obligor in order to comply with all applicable anti-money laundering requirements and know your customer requirements of the Agent and Security Agent, to the extent stipulated by the Agent or Security Agent at least five Business Days prior to the date of this Agreement.

3. Provision of all information necessary for identification of each Obligor in order to comply with all applicable anti-money laundering requirements and know your customer requirements of the Note Purchasers, to the extent stipulated by each Note Purchaser at least five Business Days prior to the date of this Agreement.

Schedule 6

NPA Accession Agreement

THIS Note Purchase Agreement Accession Agreement is dated [ ] and made

BETWEEN:

[ ] as a Note Purchaser (the "Acceding Note Purchaser")

Atento Luxco 1, as Company;

Atento S.A. as a guarantor;

Atalaya Luxco Midco as a guarantor;

Atento Argentina S.A. as a guarantor;

Atento Brasil S.A. as a guarantor;

Atento Colombia S.A. as a guarantor;

Atento Holding Chile S.A. as a guarantor;

Atento Chile S.A. as a guarantor;

Atento México Holdco S. de R.L. de C.V. as a guarantor;

Atento Atención y Servicios, S.A. de C.V. as a guarantor;

Atento Servicios, S.A. de C.V. as a guarantor;

Teleatento del Perú S.A.C. as a guarantor;

Atento Impulsa S.A.U as a guarantor;

Atento Servicios Auxiliares de Contact Center S.A.U as a guarantor;

Atento Servicios Técnicos y Consultoria S.A.U as a guarantor;

Atento Teleservicios España S.A.U as a guarantor;

Atento El Salvador SA de CV as a guarantor;

Atento de Guatemala S.A. as a guarantor;

WOKNAL S.A. as a guarantor;

Atento Puerto Rico, Inc. as a guarantor; and

Atento El Salvador SA de CV.

WHEREAS:

In relation to a Note Purchase Agreement dated [•] 2023 between, among others, the Issuer and the original Note Purchasers (the "**Note Purchase Agreement**"), the original Note Purchasers have agreed to subscribe for certain Notes.

The Acceding Note Purchaser intends to accede to the Note Purchase Agreement as a Note Purchaser as set forth below.

THE ACCEDING NOTE PURCHASER, THE COMPANY AND EACH GUARANTOR NAMED ABOVE AGREES as follows:

1. Capitalised terms used but not otherwise defined herein have the meanings set forth in the Note Purchase Agreement and/or the Conditions.

2. The Acceding Note Purchaser confirms that it intends to be party to the Note Purchase Agreement as a Note Purchaser, undertakes to perform all the obligations expressed to be assumed by a Note Purchaser under the Note Purchase Agreement and the Conditions and agrees that it shall be bound by all the provisions of the Note Purchase Agreement and the Conditions as if it had been an original party to the Note Purchase Agreement.

3. The Acceding Note Purchaser, severally and not jointly with the other Note Purchasers commits to the amount of Notes to be subscribed as set forth in the table below.

NAME OF NOTE PURCHASER	INITIAL NOTES TO BE SUBSCRIBED	NEW MONEY 2025 NOTES PURCHASED	[2026 NOTES/SWAP LIABILITIES/SSRCF LIABILITIES] TO BE EXCHANGED	ADDRESS	CONTACT DETAILS
[•]	$[•]	$[•]	$[•]	[•]	[•]

4. Claim ratio: $1.00 of New Money 2025 Notes to $[•] of [Initial Notes / Delayed Draw Notes]

5. Roll up ratio: $1.00 of [Initial Notes / Delayed Draw Notes] to be issued to $[•] of [2026 Notes/Swap Liabilities/SSRCF Liabilities]

6. [The Acceding Note Purchaser shall transfer the amount of 2026 Notes specified in the table above to the following securities account of GLAS Specialist Services Limited (in its capacity as settlement agent) on a free of payment basis by 11:00 AM (London time) on the [Issue Date]:

   GLOBALLA134

   GLAS – ATENTO LUXCO 1 TSY ACC

   Corporate Body

   GLAS – ATENTO LUXCO 1 TREASURY ACCOUNT]

7. [*Instructions on cancellation / termination of Swap Liabilities/SSRCF Liabilities to be added if applicable*]

8. The Issuer and the Guarantors confirm their acceptance of the Acceding Note Purchaser as a Note Purchaser under the Note Purchase Agreement and the Conditions and each agrees that it shall be

bound by all the provisions of the Note Purchase Agreement and the Conditions as if the Acceding Note Purchaser had been an original party to the Note Purchase Agreement.

9. This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

(Remainder of this page left intentionally blank)

Very truly yours,

ATENTO LUXCO 1

By: ______________________________
Name:
Title:

ATENTO S.A.
A public limited liability company (*société anonyme*) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B185761

By: ______________________________
Name:
Title:

ATALAYA LUXCO MIDCO
A private limited liability company (*société à responsabilité limitée*) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B173142.

By: ______________________________
Name:
Title:

ATENTO ARGENTINA S.A.

By: ______________________________

Name:
Title:

ATENTO BRASIL S.A.

By: ______________________________
Name:
Title:

ATENTO COLOMBIA S.A.

By: ______________________________
Name:
Title:

ATENTO HOLDING CHILE S.A.

By: ______________________________
Name:
Title:

ATENTO CHILE S.A.

By: ______________________________
Name:
Title:

ATENTO MÉXICO HOLDCO S. DE R.L. DE C.V.

By: ______________________________
Name:
Title:

ATENTO ATENCIÓN Y SERVICIOS, S.A. DE C.V.

By: ______________________________
Name:
Title:

ATENTO SERVICIOS, S.A. DE C.V.

By: ______________________________
Name:
Title:

TELEATENTO DEL PERÚ S.A.C.

By: ______________________________
Name:
Title:

ATENTO IMPULSA S.A.U

By: ______________________________
Name:
Title:

ATENTO SERVICIOS AUXILIARES DE CONTACT CENTER S.A.U

By: ______________________________
Name:
Title:

ATENTO SERVICIOS TÉCNICOS Y CONSULTORIA S.A.U

By: ______________________________
Name:
Title:

ATENTO TELESERVICIOS ESPAÑA S.A.U

By: ______________________________
Name:
Title:

ATENTO EL SALVADOR SA DE CV

By: ______________________________
Name:
Title:

ATENTO GUATEMALA S.A.

By: ______________________________
Name:
Title:

WOKNAL S.A.

By: ______________________________
Name:
Title:

ATENTO PUERTO RICO, INC.

By: ______________________________
Name:
Title:

Accepted the date hereof:

Acceding Note Purchaser

By: ___________________________________
Name:

Title:

Schedule 7

Conditions Subsequent

1. The Company shall use its best efforts to have the Notes admitted to listing on The International Stock Exchange or another securities exchange agreed to with the prior written consent of the Majority Note Purchasers within 30 days of the Initial Issue Date or any Additional Issue Date, as applicable, and to maintain such listing for so long as the Notes remain outstanding.

2. Within 10 Business Days of the Issue Date, the Company shall:

   (a) make all arrangements that are necessary to ensure that the Notes are cleared and settled through Euroclear Bank SA/NV, Clearstream Banking S.A. or any other international clearing system (the "Clearing Systems") and shall agree to pay any required costs in connection therewith;

   (b) submit an application to any of the Clearing Systems for the purposes of assigning an international securities identification number (ISIN) to the Notes and shall agree to pay any required costs in connection therewith;

   (c) appoint such agents, persons or other third parties (including, without limitation, a common depository, registrar and a fiscal or paying agent) as necessary for the maintenance of the Notes and shall agree to pay any required costs in connection therewith; and

   (d) execute and delivery such documents (including any deed or document supplemental to the Conditions) and perform such actions as the Majority Note Purchasers may deem necessary to effect the clearing and settlement of the Notes through the Clearing Systems.